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As filed with the Securities and Exchange Commission on May 23, 2014.

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

ClubCorp Holdings, Inc.
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	7997 (Primary Standard Industrial Classification Code Number)	20-5818205 (I.R.S. Employer Identification Number)

3030 LBJ Freeway, Suite 600
Dallas, Texas 75234
(972) 243-6191
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Eric L. Affeldt
President and Chief Executive Officer
ClubCorp Holdings, Inc.
3030 LBJ Freeway, Suite 600
Dallas, Texas 75234
(972) 243-6191
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
William B. Brentani Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 Tel: (650) 251-5000 Fax: (650) 251-5002	Patrick S. Brown Sullivan & Cromwell LLP 1888 Century Park East, 21st Floor Los Angeles, California 90067 Tel: (310) 712-6600 Fax: (310) 712-8800

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.01 per share	8,050,000	$17.88	$143,934,000	$18,539

(1)
Includes shares/offering price of shares of common stock that the underwriters have the option to purchase. See "Underwriting".

(2)
These figures are estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of high and low prices of the common stock on May 21, 2014 as reported on the New York Stock Exchange.

            The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May 23, 2014.

7,000,000 Shares

ClubCorp Holdings, Inc.

Common Stock

          The selling stockholder identified in this prospectus is an affiliate of KSL Capital Partners, LLC ("KSL") and is offering 7,000,000 shares of common stock of ClubCorp Holdings, Inc. The selling stockholder will receive all of the net proceeds from this offering and we will not receive any of the proceeds from the sale of the shares of common stock being sold by the selling stockholder.

          Our common stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "MYCC". The last reported sales price of our common stock on May 22, 2014 was $18.44 per share.

          See "Risk Factors" beginning on page 16 to read about factors you should consider before buying shares of our common stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

		Per Share		Total
Initial price to public	$		$
Underwriting discount and commissions(1)	$		$
Proceeds, before expenses, to the selling stockholder	$		$

(1)
See "Underwriting" for additional disclosure regarding the underwriting discount, commissions and estimated offering expenses.

          To the extent that the underwriters sell more than 7,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,050,000 shares from the selling stockholder at the initial price to public less the underwriting discount. The selling stockholder will receive all of the proceeds from the sale of any such additional shares to the underwriters.

          The underwriters expect to deliver the shares against payment in New York, New York on                          , 2014.

Goldman, Sachs & Co.	Jefferies

Prospectus dated                    , 2014.

          Through and including                           , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

          Neither we, nor the selling stockholder, nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectuses we have prepared. We, the selling stockholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

          Neither we, nor the selling stockholder, nor the underwriters have done anything that would permit a public offering of the shares of our common stock or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

          This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes that are incorporated by reference in this prospectus and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". Unless otherwise indicated in this prospectus, "ClubCorp", "our company", "we", "us" and "our" refer to ClubCorp Holdings, Inc. and its subsidiaries.

 Overview

          We are a membership-based leisure business and a leading owner-operator of private golf and country clubs, business, sports and alumni clubs in North America. As of March 25, 2014, our portfolio of 157 owned or operated clubs, with over 148,000 memberships, serves over 370,000 individual members. We are the largest owner of private golf and country clubs in the United States and own the underlying real estate for 83 of our 107 golf and country clubs (consisting of over 18 thousand acres of fee simple real estate). We lease, manage or operate through joint ventures the remaining 24 golf and country clubs. We own, lease, manage or operate through a joint venture 50 business, sports and alumni clubs. Our golf and country clubs are designed to appeal to the entire family, fostering member loyalty which we believe allows us to capture a greater share of our member households' discretionary leisure spending. Our business, sports and alumni clubs are designed to provide our members with private upscale locations where they can work, network and socialize. We offer our members privileges throughout our collection of clubs, and we believe that our diverse facilities, recreational offerings and social programming enhance our ability to attract and retain members across a number of demographic groups. We also have alliances with other clubs, resorts and facilities located worldwide through which our members can enjoy additional access, discounts, special offerings and privileges outside of our owned and operated clubs. Given the breadth of our products, services and amenities, we believe that we offer a compelling value proposition to our members.

          ClubCorp was founded in 1957 with one country club in Dallas, Texas with the basic premise of providing a first-class club membership experience. We later expanded to encompass multiple locations, making us one of the first companies to enter into the business of professional ownership and operation of private golf and country clubs. In 1966, we established our first business club with the belief that we could profitably apply our principle of delivering quality service and member satisfaction in a related line of business. In 1999, we began leveraging the breadth and geographic diversity of our clubs by offering our members various upgrade programs to take advantage of our portfolio of clubs and variety of amenities.

          Through a combination of consumer research and experimentation, capital investment and relevant programming, we have sought to "reinvent" the modern club experience to promote greater usage of our facilities. We believe that higher usage results in additional ancillary spend and improved member retention. From 2007 through 2013, we retained an average annualized membership base of 83.7% in golf and country clubs and 75.6% in business, sports and alumni clubs, for a blended retention rate of 79.9%, for such period. From 2007 through 2013, we "reinvented" 19 golf and country clubs and 16 business, sports and alumni clubs through capital investment. In 2014, we plan to invest approximately $20 million of reinvention capital across 11 clubs and will continue to evaluate opportunities to apply our reinvention strategy in the future. We have created new membership programming, such as our Optimal Network Experience ("O.N.E.") offering that provides members access to benefits and special offerings in their local community, network-wide and beyond, in addition to benefits at their home club. In addition, from fiscal year 2007 through 2013, we have spent over $55 million to acquire 10 golf and country clubs and to develop a new alumni club, further expanding our portfolio of clubs and broadening the reach of our network.

          Our operations are organized into two principal business segments: (1) golf and country clubs and (2) business, sports and alumni clubs. Our golf and country club segment includes a broad variety of clubs designed to appeal to a diverse group of families and individuals who lead an active lifestyle and seek a nearby outlet for golf, tennis, swimming and other outdoor activities. Our business clubs are generally located in office towers or business complexes and cater to business executives, professionals and entrepreneurs with a desire to entertain clients, expand their business networks, work and socialize in a private, upscale location. Our sports clubs include a variety of fitness and racquet facilities. Our alumni clubs are associated with universities with large alumni networks, and are designed to provide a connection between the university and its alumni and faculty.

          For fiscal years 2007 through 2013, we have invested approximately $410 million of capital to better position and maintain our clubs in their respective markets. This represents an investment of 7.9% of our total revenues, for such period, in our clubs to reinvent, upgrade, maintain, replace and build new and existing facilities and amenities focused on enhancing our members' experience.

          For the fiscal year ended December 31, 2013, golf and country clubs accounted for 78% of our total club revenue and business, sports and alumni clubs accounted for 22% of our total club revenue.

Our Competitive Strengths

          Membership-Based Leisure Business with Significant Recurring Revenue.    We operate with the central purpose of building relationships and enriching the lives of our members. We focus on creating a dynamic and exciting setting for our members by providing them with an environment in which to engage in a variety of leisure, recreational and networking activities. We believe our clubs have become an integral part of many of our members' lives and, as a result, the vast majority of our members retain their memberships each year, even during the recession that primarily impacted us during 2008-2010 (the "recession").

          Our large base of memberships creates a stable recurring revenue stream. As of March 25, 2014, our owned and operated clubs had over 148,000 memberships, including over 370,000 individual members. For the fiscal year ended December 31, 2013, membership dues totaled $373.4 million, representing 46.0% of our total revenues and our membership retention was 83.7% in golf and country clubs and 77.2% in business, sports and alumni clubs for a blended retention rate of 80.8%.

          The following charts present our membership counts and annualized retention rates for our two business segments for the past 10 years:

          The proven strength and resiliency of our membership base from peak to trough is an attractive attribute of our business. We believe that if our members remain satisfied with their club experience, they will remain loyal and frequent users of our clubs, reducing our sensitivity to adverse economic conditions and providing us with operating leverage in favorable economic conditions and a recovering real estate market. Although we experienced a decline of 0.7% in average memberships on a compound basis from 2009 to 2013, total revenue per average membership increased in each of those years. Revenue per average membership has steadily increased over the past four years growing 5.7% on a compounded basis and totaling $4,732, $5,014, $5,237 and $5,591 for fiscal years ended 2010, 2011, 2012, and 2013, respectively. For all years presented, we calculate average membership using the membership count at the beginning and end of the relevant year.

          Further, according to our fiscal year 2013 data, the average number of visits per membership at one of our clubs is 31 times per year with an average spend of $4,100 per year, including dues. The average number of visits per golf membership at one of our clubs is 55 times per year with an average spend of $7,300 per year, including dues.

          We believe that the demographics of our member base are also an important attribute of our business. According to data provided by Buxton, a database and mapping service, based on the addresses of our members, an analysis for our golf and country club members indicates that they have on average an annual household income of $180,000 to $200,000 and a primary home value of $500,000 to $600,000. An analysis from the same database for our business, sports and alumni club members indicates that they have on average an annual household income of $150,000 to $180,000 and a primary home value of $435,000 to $545,000. We believe that these demographic profiles were more resilient during the recession, and we believe they will spend more in an improving economy and recovering real estate market than the general population, although there is no guarantee they will do so.

          Nationally-Recognized and Award-Winning Clubs.    Our golf and country clubs, with approximately 138 18-hole course equivalents as of March 25, 2014, represent the core assets of our company and are strategically concentrated in sunbelt markets and other major metropolitan areas. We believe that our clubs are among the top private golf clubs within their respective markets based on the quality of our facilities, breadth of amenities and number of relevant programs and events. These clubs are anchored by our golf courses, of which approximately one third are designed by some of the world's best-known golf course architects, including Jack Nicklaus, Tom Fazio, Pete Dye, Arthur Hills and Robert Trent Jones.

          The operations and maintenance of our golf courses and facilities have led to our selection as host of several high-profile events, leading to local and national media recognition as well as event revenue, club utilization and membership sales.

          Outside of our golf offering, our clubs provide a variety of additional amenities and services that we believe appeal to the whole family, such as well-appointed clubhouses, a variety of dining venues, event and meeting spaces, tennis facilities, exercise studios, personal training, spa services, resort-style pools and water features and outdoor gathering spaces. We offer over 650 tennis courts across more than 65 clubs, and our Brookhaven Country Club features a nationally-recognized private tennis facility.

          Many of our 50 business, sports and alumni clubs are located in the heart of the nation's influential business districts, with locations in 17 of the top 25 metropolitan statistical areas, and offer an urban location for professionals to network with colleagues, conduct business and socialize with friends. We believe our business clubs are choice locations for regional and local business and civic receptions with business amenities to support these events. These clubs also host numerous upscale private events, such as weddings, bar and bat mitzvahs and holiday parties. These events generate traffic flow through our clubs, helping to drive membership sales and club utilization. In addition, the six alumni clubs we operate offer a unique setting for alumni and faculty to share common heritage and experiences.

          Expansive Portfolio of Clubs and Alliances Providing Scale.    As the largest owner-operator of private golf and country clubs in the United States, we believe that our expansive portfolio of clubs allows us to drive membership growth by providing a compelling value proposition through product variety. By clustering our clubs, many of our members have local access to both urban business-focused clubs as well as suburban family-oriented clubs. For an incremental monthly charge, our reciprocal access program gives our members access to our owned and operated clubs, as well as the facilities of others with which we have an alliance relationship, both domestically and internationally. As of March 25, 2014, approximately 44% of our memberships were enrolled in one or more of our upgrade programs, as compared to approximately 43% and 40% of memberships as of December 31, 2013 and December 25, 2012, respectively. Incremental dues relating to our upgrade programs accounted for approximately $32.0 million of our annual dues for the fiscal year ended December 31, 2013. By providing members with numerous services and amenities that extend beyond their home clubs to all of the clubs we own and operate and the clubs with which we have alliances, we believe we can drive membership growth and create a key market differentiator which would be difficult for our competitors to replicate.

          We believe the size of our portfolio of clubs provides us with significant economies of scale, creating operational synergies across our clubs and enabling us to consolidate our human resources, sales and marketing, accounting and technology departments. We also benefit from centralized purchasing to receive preferred pricing on supplies, equipment and insurance.

          Diversification.    As a result of our size and geographic diversity, our operating revenues and cash flows are not reliant on any one club or geographic region. Our 10 largest clubs by revenue accounted for approximately 23% of our club revenues for the fiscal year ended December 31, 2013, and no one of these clubs accounted for greater than 3.2% of club revenue for such period.

          We have strategic concentrations of golf and country clubs in Texas, California and Florida, representing 31%, 20% and 6%, respectively, of total club revenue for the fiscal year ended December 31, 2013. While we have greater presence in these states where climates are typically conducive to year-round play, we believe that the broad geographic distribution of our portfolio of clubs helps mitigate the impact of adverse regional weather patterns and fluctuations in regional economic conditions. To allow for maximization of golf rounds, we employ a corporate director of agronomy and regional golf superintendents who oversee our strong agronomic practices, helping to extend golf play throughout the climate zones in which we operate.

          Ownership and Control of Golf and Country Clubs.    As the fee simple real estate owner for 83 of our 107 golf and country clubs, we believe that we have an advantage over other clubs as we have the ability to maximize the value of our clubs and business. By owning the real estate underlying our clubs, we have been able to implement capital plans that inure to our benefit and generate positive returns on our investments. Owning many of our assets also gives us the flexibility to recycle our capital by selling underperforming clubs or non-essential tracts of land.

          Seasoned Management Team.    We have a highly experienced professional management team. Our six current executive officers had a combined 155 years of related career experience, including on average 20 years of hospitality and club-specific experience through the end of fiscal year 2013. Eric Affeldt has acted as President and Chief Executive Officer for ClubCorp since December 2006 and has over 23 years of experience leading golf and resort companies, including as president and chief executive officer of KSL Fairways Golf Corporation, as well as general manager for Doral Golf Resort & Spa in Miami and PGA West and La Quinta Resort & Club in California. Curt McClellan, our Chief Financial Officer and Treasurer, has been with our company since November 2008 and is responsible for leading the corporate finance and accounting teams. Our Chief Operating Officer, Mark Burnett has over 25 years of experience managing golf and country clubs and leading golf and resort companies, including serving as chief operating officer for American Golf Corporation and president and chief executive officer and chief operating officer of KSL Fairways Golf Corporation.

          We have also attracted and retained qualified general managers for our clubs. Our club general managers average over 10 years of service with us. These managers are tasked with the day-to-day responsibility of running the clubs and executing the strategic direction of senior management.

Our Business Strategy

          Attracting and retaining members while increasing member usage by providing the highest quality club experience are the biggest drivers of our revenue growth. In order to drive revenue growth, we use the following strategies:

          Employ Experienced Membership Sales Force.    We employ club-based, professional sales personnel who are further supported by an array of regional and corporate sales and marketing teams. Our sales team receives comprehensive sales training through our internally developed "Bell Notes" training program that we believe addresses all elements of the sales process from prospecting to welcoming a new member to their club. Our sales efforts are supported by regional and national programs and upgrade offerings that typically are not found at private clubs, such as the access to our extensive portfolio of clubs and benefits. As a result, our sales team members are able to readily differentiate our clubs from competitive facilities.

          We periodically obtain feedback from our membership base to effectively understand current membership demographics and preferences to better target member prospects. We believe our well-trained and incentivized sales team will continue to drive membership growth, and we believe we are well-positioned to capitalize on improving economic conditions.

          Leverage Our Portfolio and Alliance Offerings.    We offer a variety of products, services and amenities through upgrade offerings that provide members access to our portfolio of clubs and leverage our alliances with other clubs, resorts and facilities both domestically and internationally.

          In 2010, we strategically introduced our O.N.E. program and have continued to market it aggressively across most of our golf and country clubs. O.N.E. is an offering that combines what we refer to as "comprehensive club, community and world benefits". With this offering, members receive 50% off a la carte dining at their home club; preferential offerings to clubs in their community (including those owned by us), as well as at local spas, restaurants and other venues; and complimentary privileges to more than 200 golf and country, business, sporting and athletic clubs when traveling outside of their community with additional offerings and discounts to more than 700 renowned hotels, resorts, restaurants and entertainment venues. These programs are designed to increase our recurring monthly revenues while providing a value proposition to our members that helps drive increased usage of our facilities. As of December 31, 2013, almost 80 of our clubs offer the O.N.E. program to their members. During 2013, over 50% of our new members joined our upgrade programs at clubs where they are offered as compared to 35% of new members who purchased upgraded product offerings prior to the introduction of the O.N.E. program. In 2013, use of our facilities by members outside of their home club increased by 34% as a result of the utilization of the O.N.E. program benefits. Food and beverage revenues increased 22% from 2010 to 2013, which we largely attribute to our enhanced dining venues and offerings, including O.N.E., the recovering economy and greater consumer spend. We continue to evaluate opportunities for further expansion of the O.N.E. offering into additional geographic areas.

          We have established alliances with other leisure-oriented businesses, whereby members of our clubs have usage privileges or receive special pricing at such businesses. We target alliances with recognized brands that appeal to our members. We market and promote our member benefits through our in-house marketing tools, including member e-newsletters and e-communications, our internally developed online Benefits Finder, other social media applications and our quarterly-distributed proprietary Private Clubs magazine. We make reservations convenient for members by providing an in-house concierge (ClubLine), and by offering access to an inventory of VIP tickets through our own web portal (TicketLine). We continually seek additional reciprocal arrangements and alliances with other hospitality-oriented businesses that can further enhance our members' variety of choices extending beyond their home club.

          Develop New and Relevant Programming.    Members who frequently utilize our facilities typically tend to spend more at our clubs and remain members longer. As a result, we believe that there are significant opportunities to increase operating revenues by making our clubs more relevant to our members. Our goal is to provide numerous opportunities for all members and their families to utilize our facilities. Members also participate in clubs within their club, whereby members with similar interests come together for recreational, educational, charitable, social and business-oriented purposes. We believe this reinforces the club becoming integral to the lives of our members. Our individual clubs also benefit from member participation on their board of governors and numerous committees providing us valuable feedback and recommendations for further improvements to our program offerings. We will continue to promote activities and events occurring at members' home clubs, and believe we can further tailor our programming to address members' particular preferences and interests.

          Take Advantage of Improving Economic Conditions.    We believe improving economic conditions and improvements in local housing markets reinforce the foundation for membership growth. Although some of the metropolitan areas where we operate clubs were disproportionately affected by the recession, related to the decline in home prices and increase in foreclosure rates, our membership base remained resilient, which we believe can be attributed to our favorable membership demographics. Economic indicators, such as increased consumer confidence, discretionary spending and home sales and construction, support an environment where we believe prospective members will choose to join our clubs.

          Reinvent Through Strategic Capital Investment.    We believe our ability to conceptualize, fund and execute club reinventions gives us a significant competitive advantage over member-owned and individual privately-owned clubs, which may have difficulty gaining member consensus and financial backing to execute such improvements. In 2007, we embarked on the "reinvention" of our clubs through strategic capital investment projects designed to drive membership sales, facility usage and member retention. We believe this strategy results in increased member visits during various parts of the day for both business and pleasure, allowing our clubs to serve multiple purposes depending on the individual needs of our members. Elements of reinvention capital expenditures include "Touchdown Rooms", which are small private meeting rooms allowing members to hold impromptu private meetings while leveraging the other services of their club. "Anytime Lounges" provide a contemporary and casual atmosphere to work and network, while "Media Rooms" provide state of the art facilities to enjoy various forms of entertainment. Additional reinvention elements include refitted fitness centers, enhanced pool area amenities such as shade cabanas, pool slides and splash pads, redesigned golf practice areas for use by beginners to avid golfers, and newly created or updated indoor and outdoor dining and social gathering areas designed to take advantage of the expansive views and natural beauty of our clubs.

          As of March 25, 2014, 35 of our clubs were considered "major reinvention" clubs and received significant reinvention capital. We define "major reinvention" clubs as those clubs receiving $750,000 or more gross capital spend on a project basis, excluding initial one-time capital investments at newly acquired clubs. During fiscal 2012 and 2013, we spent $17.6 million and $26.0 million, respectively, on reinvention capital and plan to invest approximately $20 million in 2014 at seven golf and country clubs and four business, sport and alumni clubs. We believe these additional major reinvention projects represent opportunities to increase revenues and generate a positive return on our investment, although we cannot guarantee such returns. We will continue to identify and prioritize capital projects for fiscal years 2015 and beyond to add reinvention elements.

          Pursuing Selected Acquisitions.    Acquisitions allow us to expand our portfolio and network offerings. We believe the ability to offer access to our collection of clubs provides us a significant competitive advantage in pursuing acquisitions. Newly acquired clubs may generally benefit from additional capital and implementation of our reinvention strategy. We believe that the unique benefits we have to offer, such as a policy which does not assess members for capital improvements as well as our ability to consummate acquisitions and improve operations, provide us a unique competitive advantage in pursuing potential transactions. We believe there are many attractive acquisition opportunities available and we continually evaluate and selectively pursue these opportunities to expand our business. We actively communicate with other club operators, their lenders and boards of directors who may seek to dispose of their club properties or combine membership rosters at a single club location. We also evaluate joint ventures and management opportunities that allow us to expand our operations and increase our recurring revenue base without substantial capital outlay. When we do make strategic acquisitions, we do so only after an evaluation to satisfy ourselves that we can add value given our external growth experience, facility assessment capabilities, operational expertise and economies of scale.

          From 2011 through March 25, 2014, we have continued to take advantage of market conditions to expand our portfolio through the acquisition of ten golf and country clubs and the entry into new agreements to manage and operate two additional golf and country clubs. In addition to our domestic initiatives, we believe there is an attractive market to extend our private club expertise through international management arrangements. As of March 25, 2014, we manage one business club in Beijing, China and one business club in Hefei, China and have an agreement to manage one business club currently under development elsewhere in China.

Industry Overview

          Our company is a membership-based leisure business closely tied to consumer discretionary spending. We believe that we compete for these discretionary consumer dollars against such businesses as amusement parks, spectator sports, ski and mountain resorts, fitness and recreational sports centers, gaming and casinos, hotels and restaurants. We believe that we will benefit from the recovery taking place in the leisure industry as evidenced by recent trends in GDP growth within our industry. According to the Bureau of Economic Analysis ("BEA"), from 2012 to 2013, leisure and hospitality industry's GDP growth increased by 2.0%, outperforming overall U.S. GDP growth of 1.9% during the same period.

Summary of Risk Factors

          Our business is subject to numerous risks, which are described in the section entitled "Risk Factors". You should carefully consider these risks before making an investment. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our business strategy, which could cause a decline in the price of our common stock and result in a loss of all or a portion of your investment:

  •
  adverse conditions affecting the United States economy;

  •
  our ability to attract and retain club members;

  •
  changes in consumer spending patterns, particularly with respect to demand for products and services;

  •
  unusual weather patterns, extreme weather events and periodic and quasi-periodic weather patterns, such as the El Niño/La Niña-Southern Oscillation;

  •
  material cash outlays required in connection with refunds or escheatment of membership initiation deposits;

  •
  impairments to the suitability of our club locations; and

  •
  the other factors set forth in the section entitled "Risk Factors".

Corporate Information

          ClubCorp Holdings, Inc. was incorporated in the State of Nevada on November 10, 2010. Our principal executive offices are located at 3030 LBJ Freeway, Suite 600, Dallas, Texas 75234. Our telephone number is (972) 243-6191. Our website address is www.clubcorp.com. In addition, we maintain a Facebook page at www.facebook.com/clubcorp and a Twitter feed at www.twitter.com/clubcorp. Information contained on, or that can be accessed through, our website, Facebook page or Twitter feed does not constitute part of this prospectus and inclusions of our website address, Facebook page address and Twitter feed address in this prospectus are inactive textual references only. The information that can be accessed through our website is not part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our common stock.

 Our Sponsor

          After completion of this offering, affiliates of KSL Capital Partners, LLC ("KSL") will continue to control a majority of the voting power of our outstanding capital stock. KSL is a leading U.S. private equity firm dedicated to investing in travel and leisure businesses with offices in Denver, New York and London. Since its founding in 2005, KSL has raised over $3.4 billion of committed capital. For a discussion of certain risks, potential conflicts and other matters associated with KSL's affiliates' control, see "Risk Factors — Risks Relating to this Offering and Ownership of Our Common Stock — Affiliates of KSL will continue to be able to significantly influence our decisions after the completion of this offering and their interests may conflict with ours or yours in the future" and "Description of Capital Stock".

Emerging Growth Company Status

          We are an "emerging growth company", as defined in the Jumpstart Our Business Startups Act enacted on April 5, 2012, which we refer to as the JOBS Act. For as long as we are an "emerging growth company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies", including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding advisory "say-on-pay" and "say-when-on-pay" votes on executive compensation and shareholder advisory votes on golden parachute compensation.

          Under the JOBS Act, we will remain an "emerging growth company" until December 25, 2018 or the earliest of:

  •
  the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

  •
  the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or

  •
  the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, or the Exchange Act (we will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months; the value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter).

          The JOBS Act also provides that an "emerging growth company" can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, or the Securities Act, for complying with new or revised accounting standards. However, we have elected to "opt out" of such extended transition period, and, as a result, we comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not "emerging growth companies". Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Trade Names

          Our logos, "Associate Club"; "Associate Clubs"; "Building Relationships and Enriching Lives"; "ClubCater"; "ClubCorp"; "ClubCorp Charity Classic"; "ClubCorp Resorts"; "Club Corporation of America"; "ClubLine"; "Club Resorts"; "Club Without Walls"; "Fastee Course"; "Membercard"; "My Club. My Community. My World."; "Private Clubs"; "The Society"; "The World Leader in Private

Clubs"; and "Warm Welcomes, Magic Moments and Fond Farewells" and other trade names, trademarks or service marks of our company appearing in this prospectus are the property of our company. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply relationships with, or endorsement or sponsorship of us by, these other companies.

 The Offering

Common stock offered by the selling stockholder	7,000,000 shares (8,050,000 shares if the underwriters exercise their option to purchase additional shares in full)
Common stock to be outstanding after this offering	64,428,381 shares
Option to purchase additional shares of common stock from the selling stockholder

The underwriters have an option to purchase a maximum of 1,050,000 additional shares of common stock from the selling stockholder. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds

We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholder, including upon the sale of shares if the underwriters exercise their option to purchase additional shares from the selling stockholder in this offering. See "Use of Proceeds".

Risk factors	See "Risk Factors" and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in our common stock.
Dividend policy

In December 2013, our Board of Directors adopted a policy to pay, subject to legally available funds, a regular quarterly cash dividend. Pursuant to this policy, we paid quarterly cash dividends of $0.12 per share on January 15, 2014 and April 15, 2014.

We intend to continue to pay cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our Board of Directors may deem relevant. Our ability to pay dividends on our common stock is limited by the covenants of the Secured Credit Facilities (as defined below) and may be further restricted by the terms of any future debt or preferred securities. See "Dividend Policy" and "Description of Indebtedness".

Controlled company

After completion of this offering, affiliates of KSL will continue to control a majority of the voting power of our outstanding common stock. As a result, we will continue to be a "controlled company" within the meaning of the corporate governance standards of the NYSE.

NYSE symbol	"MYCC"

          The number of shares of our common stock to be outstanding after this offering is based on 64,428,381 shares outstanding as of April 30, 2014 and excludes:

  •
  190,786 shares of restricted common stock underlying the 190,786 RSUs that were outstanding as of April 30, 2014; and

  •
  3,150,563 shares of common stock available for future grant under the ClubCorp Holdings, Inc. 2012 Stock Award Plan, which was amended and restated August 14, 2013 (the "Stock Plan").

          Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' option to purchase 1,050,000 additional shares from the selling stockholder.

 SUMMARY FINANCIAL DATA

          The following table sets forth our summary financial data for the periods presented. Our fiscal year consists of a 52/53 week period ending on the last Tuesday of December. Our first, second and third quarters each consist of twelve weeks while our fourth quarter consists of sixteen or seventeen weeks.

          For 2013, our fiscal year was comprised of the 53 weeks ended December 31, 2013. For 2012 and 2011, our fiscal years were comprised of the 52 weeks ended December 25, 2012 and December 27, 2011, respectively.

          The statements of operations data set forth below for the fiscal years ended December 31, 2013, December 25, 2012 and December 27, 2011 are derived from our audited consolidated financial statements that are incorporated by reference in this prospectus. The statements of operations data set forth below for the 12 weeks ended March 25, 2014 and March 19, 2013 and the balance sheet data as of March 25, 2014 are derived from our unaudited consolidated condensed financial statements that are incorporated by reference in this prospectus. The unaudited consolidated condensed financial statements were prepared on a basis consistent with our audited consolidated financial statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

          This summary financial data should be read in conjunction with "Capitalization", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and unaudited consolidated condensed financial statements and the related notes incorporated by reference in this prospectus.

	Fiscal Years Ended			Twelve Weeks Ended
	December 31, 2013	December 25, 2012	December 27, 2011	March 25, 2014	March 19, 2013
	(in thousands, except per share, membership count and retention rate data)
Statements of Operations Data:
Revenues:
Club operations	$579,751	$535,274	$513,282	$122,817	$114,338
Food and beverage	231,673	216,269	203,508	42,306	39,916
Other revenues	3,656	3,401	3,172	600	806

Total revenues	815,080	754,944	719,962	165,723	155,060
Club operating costs exclusive of depreciation	527,787	483,653	468,577	110,986	104,193
Cost of food and beverage sales exclusive of depreciation	74,607	68,735	64,256	14,480	13,868
Depreciation and amortization	72,073	78,286	93,035	16,446	16,155
Provision for doubtful accounts	3,483	2,765	3,350	(236)	710
Loss on disposals and acquisitions of assets	8,122	10,904	9,599	2,069	1,219
Impairment of assets	6,380	4,783	1,173	—	—
Equity in earnings from unconsolidated ventures	(2,638)	(1,947)	(1,487)	(510)	(217)
Selling, general and administrative	64,073	45,343	52,382	11,496	9,908

Operating income	61,193	62,422	29,077	10,992	9,224
Interest and investment income	345	1,212	138	82	75
Interest expense	(83,669)	(89,369)	(84,746)	(15,726)	(19,580)
Loss on extinguishment of debt	(16,856)	—	—	—	—
Other income	—	2,132	3,746	—	—

Loss from continuing operations before income taxes	(38,987)	(23,603)	(51,785)	(4,652)	(10,281)
Income tax (expense) benefit	(1,681)	7,528	16,421	864	(205)

(Loss) from continuing operations	$(40,668)	$(16,075)	$(35,364)	$(3,788)	$(10,486)
Loss from discontinued clubs, net of income tax	(12)	(10,917)	(258)	—	(5)

Net loss	$(40,680)	$(26,992)	$(35,622)	$(3,788)	$(10,491)
Net (income) loss attributable to noncontrolling interest	(212)	(283)	(575)	62	41

Net loss attributable to ClubCorp.	$(40,892)	$(27,275)	$(36,197)	$(3,726)	$(10,450)

Per Share Data:
Weighted average shares outstanding, basic	54,172	50,570	50,570	63,762	50,570
Weighted average shares outstanding, diluted	54,603	50,570	50,570	63,762	50,570
Earnings per common share, basic:
Loss from continuing operations attributable to ClubCorp	$(0.75)	$(0.32)	$(0.71)	$(0.06)	$(0.21)
Earnings per common share, diluted:
Loss from continuing operations attributable to ClubCorp	$(0.75)	$(0.32)	$(0.71)	$(0.06)	$(0.21)
Cash distributions declared per common share	$0.79	$—	$—	$0.12	$0.69
Other Operational and Financial Data:
Membership count(1)	146,802	144,765	143,572	148,149	145,066
Retention rate(1)	80.8%	80.7%	80.6%	N/A	N/A
Revenue per average membership(2)	$5.59	$5.24	$5.01	$1.12	$1.07
Purchase of property and equipment	$(59,541)	$(54,208)	$(47,940)	$(12,425)	$(7,862)
Acquisitions of clubs	$(15,620)	$(3,570)	$(22,756)	$(10,903)	$—
Adjusted EBITDA(3)	$177,354	$166,189	$157,173	$32,058	$29,764

As of March 25, 2014
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$60,051
Land and non-depreciable land improvements	533,494
Total assets	1,730,252
Total long-term debt(4)	648,180
Total long-term liabilities	1,221,152
Total equity	226,949

(1)
As of the respective period end. Does not include certain international club memberships.

(2)
Defined as total revenue divided by average membership, calculated using the membership count at the beginning and end of the period.

(3)
See "Basis of Presentation — EBITDA and Adjusted EBITDA" for the definition of EBITDA and Adjusted EBITDA and a reconciliation of net loss to EBITDA and Adjusted EBITDA.

(4)
Total long-term funded debt and total long-term debt are comprised of the following:

As of March 25, 2014
(in thousands)
Secured Credit Facilities	$312,306
Senior Notes	269,750
General Electric Capital Corporation	29,582
Atlantic Capital Bank	3,293
BancFirst	4,101

Total long-term funded debt	619,032
Capital leases	15,100
Other indebtedness	2,211
Notes payable related to certain realty interests we define as "Non-Core Development Entities"	11,837

Total long-term debt	$648,180

  On April 11, 2014, our subsidiary ClubCorp Club Operations, Inc. ("Operations") entered into an amendment to the credit facilities (the "Secured Credit Facilities") which provided for an aggregate of $350.0 million of additional senior secured term loans under the existing term loan facility. Operations used the proceeds to irrevocably deposit $309.2 million with the trustee, which is the amount sufficient to fund the redemption of and to satisfy and discharge Operations' obligations under the 10% Senior Notes due December 1, 2018 (the "Senior Notes") including a redemption premium of $27.5 million. Proceeds were further used to pay approximately $4.7 million in settlement fees and issuance discount, $11.2 million to repay the outstanding balance on the revolving credit facility, with the remaining proceeds of approximately $24.9 million used to fund other related fees and expenses, and general corporate purposes. The redemption premium and the write-off of remaining unamortized debt issuance costs of $4.0 million will be accounted for as loss on extinguishment of debt during the period extinguished. After giving effect to such new borrowings and redemptions, we would have had $688.1 million of total long-term funded debt and $717.2 million of long-term debt as of March 25, 2014.

RISK FACTORS

          Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the risk factors set forth in our most recent Annual Report on Form 10-K on file with the Securities and Exchange Commission (the "SEC"), which are incorporated by reference in this prospectus. You should carefully consider these risks, as well as other information we include or incorporate by reference in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the events described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the trading price of our common stock may decline and you may lose all or part of your investment.

 Risks Relating to Our Business

Economic recessions or downturns could negatively affect our business, financial condition and results of operations.

          A substantial portion of our revenue is derived from discretionary or leisure spending by our members and guests and such spending can be particularly sensitive to changes in general economic conditions. The recession led to slower economic activity, increased unemployment, concerns about inflation and energy costs, decreased business and consumer confidence, reduced corporate profits and capital spending, adverse business conditions and lower levels of liquidity in many financial markets, which negatively affected our business, financial condition and results of operations. For example, for the fiscal years ended December 31, 2013, December 25, 2012, December 27, 2011, December 28, 2010 and December 29, 2009, we experienced annualized attrition (i.e., members who resign) in membership count of 16.3%, 16.4%, 15.9%, 17.2%, and 17.0%, respectively, in our golf and country clubs and 22.8%, 22.9%, 23.5%, 24.2%, and 27.1%, respectively, in our business, sports and alumni clubs. A renewed economic downturn in the United States may lead to increases in unemployment and loss of consumer confidence which would likely translate into resignations of existing members, a decrease in the rate of new memberships and reduced spending by our members. As a result, our business, financial condition and results of operations may be materially adversely affected by a renewed economic downturn.

          Our businesses will remain susceptible to future economic recessions or downturns, and any significant adverse shift in general economic conditions, whether local, regional, national or global, would likely have a material adverse effect on our business, financial condition and results of operations. During such periods of adverse economic conditions, we may be unable to increase membership dues or the price of our products and services and experience increased rates of resignations of existing members, a decrease in the rate of new member enrollment or reduced spending by our members, any of which may result in, among other things, decreased revenues and financial losses. In addition, during periods of adverse economic conditions, we may have difficulty accessing financial markets or face increased funding costs, which could make it more difficult or impossible for us to obtain funding for additional investments and harm our results of operations.

We may not be able to attract and retain club members, which could harm our business, financial condition and results of operations.

          Our success depends on our ability to attract and retain members at our clubs and maintain or increase usage of our facilities. Changes in consumer tastes and preferences, particularly those affecting the popularity of golf and private dining, and other social and demographic trends could adversely affect our business. Historically, we have experienced varying levels of membership enrollment and attrition rates and, in certain areas, decreased levels of usage of our facilities. Significant periods where attrition rates exceed enrollment rates or where facilities usage is below historical levels would have a material adverse effect on our business, results of operations and financial condition. For the fiscal year ended December 31, 2013, 46.0% of our total operating revenues came from recurring membership dues. For the same period on an annualized basis, 22.8% of our business, sports and alumni club memberships (approximately 14,200 memberships), and 16.3% of our golf and country club memberships (approximately 13,500 memberships) were resigned. After the addition of new memberships, we experienced a net (loss) gain in memberships of (1.0)% in our business, sports and alumni clubs and 3.2% in our golf and country clubs. If we cannot attract new members or retain our existing members, our business, financial condition and results of operations could be harmed.

Changes in consumer spending patterns, particularly discretionary expenditures for leisure, recreation and travel, are susceptible to factors beyond our control that may reduce demand for our products and services.

          Consumer spending patterns, particularly discretionary expenditures for leisure, recreation and travel, are particularly susceptible to factors beyond our control that may reduce demand for our products and services, including demand for memberships, golf, vacation and business travel and food and beverage sales. These factors include:

  •
  low consumer confidence;

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  depressed housing prices;

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  changes in the desirability of particular locations, residential neighborhoods, office space or travel patterns of members;

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  decreased corporate budgets and spending and cancellations, deferrals or renegotiations of group business (e.g., industry conventions);

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  natural disasters, such as earthquakes, tornadoes, hurricanes, wildfires and floods;

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  outbreaks of pandemic or contagious diseases, such as avian or swine flu;

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  war, terrorist activities or threats and heightened travel security measures instituted in response to these events; and

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  the financial condition of the airline, automotive and other transportation-related industries and its impact on travel.

          These factors and other global, national and regional conditions can adversely affect, and from time to time have adversely affected, individual properties, particular regions or our business as a whole. For example, during the recession, many businesses dramatically decreased the number of corporate events and meetings hosted at facilities such as convention centers, hotels, business clubs, golf clubs, resorts and retreats in an effort to cut costs and in response to public opinion relating to excess corporate spending, which negatively impacted the amount of business for such facilities, including certain of our facilities. Any one or more of these factors could limit or reduce demand or the rates our clubs are able to charge for memberships or services, which could harm our business and results of operations.

Unusual weather patterns and extreme weather events, as well as periodic and quasi-periodic weather patterns, such as those commonly associated with the El Niño/La Niña-Southern Oscillation, could adversely affect the value of our golf courses or negatively impact our business and results of operations.

          Our operations and results are susceptible to non-seasonal and severe weather patterns. Extreme weather events or patterns in a given region, such as heavy rains, prolonged snow accumulations, extended heat waves and high winds, could reduce our revenues for that region by interrupting activities at affected properties which could negatively impact our business and results of operations.

          One factor that specifically affects our real estate investments in golf courses is the availability of water. Turf grass conditions must be satisfactory to attract play on our golf courses, which requires significant amounts of water. Our ability to irrigate a golf course could be adversely impacted by a drought or other cause of water shortage, such as the recent drought affecting the southern and western United States and associated government imposed water restrictions. A severe drought of extensive duration experienced in regard to a large number of properties could adversely affect our business and results of operations.

          We also have a high concentration of golf clubs in Texas, California and Florida, which can experience periods of unusually hot, cold, dry or rainy weather due to a variety of periodic and quasi-periodic global climate phenomenon, such as the El Niño/La Niña-Southern Oscillation. For example, during 2011, we incurred $0.4 million, or 10.0%, higher golf course maintenance utility expenses for the fiscal period starting on June 15, 2011 and ending on September 6, 2011 compared to the corresponding fiscal period in 2010, due primarily to unusually hot and severe drought conditions in certain portions of the southern United States. If these phenomenon and their impacts on weather patterns persist for extended periods of time, our business and results of operations could be harmed.

We could be required to make material cash outlays in future periods if the number of initiation deposit refund requests we receive materially increases or if we are required to surrender unclaimed initiation deposits to state authorities under applicable escheatment laws.

          At a majority of our private clubs, members are expected to pay an initiation fee or deposit upon their acceptance as a member to the club. Initiation fees, which are more typical for our business clubs and mid-market golf and country clubs, are generally nonrefundable. In contrast to initiation fees, initiation deposits, which are typical in our more prestigious golf and country clubs, paid by members upon joining one of our clubs are fully refundable after a fixed number of years, typically 30 years, and upon the occurrence of other contract-specific conditions. Historically, only a small percentage of initiation deposits eligible to be refunded have been requested by members. As of March 25, 2014, the amount of initiation deposits that are eligible to be refunded currently within the next 12 months is $116.6 million on a gross basis. When refunds are requested, we must fund the payment of such amounts from our available cash. If the number of refunds dramatically increases in the future, our financial condition could suffer and the funding requirement for such refunds could strain our cash on hand or otherwise force us to reduce or delay capital expenditures, reduce or eliminate planned dividend payments, sell assets or operations or seek additional capital in order to raise the cash necessary to make such refunds. As of March 25, 2014, the discounted value of initiation deposits that may be refunded in future years (not including the next 12 months) is $205.8 million. For more information on our initiation deposit amounts, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources".

          While we will make a refund to any member whose initiation deposit is eligible to be refunded, we may be subject to various states' escheatment laws with respect to initiation deposits that have not been refunded to members. All states have escheatment laws and generally require companies to remit to the state cash in an amount equal to unclaimed and abandoned property after a specified period of dormancy, which is typically 3 to 5 years. We currently do not remit to states any amounts relating to initiation deposits that are eligible to be refunded to members based upon our interpretation of the applicability of such laws to initiation deposits. The analysis of the potential application of escheatment laws to our initiation deposits is complex, involving an analysis of constitutional and statutory provisions and contractual and factual issues. While we do not believe that initiation deposits must be escheated, we may be forced to remit such amounts if we are challenged and fail to prevail in our position.

          In addition, most of the states in which we conduct business have hired third-party auditors to conduct unclaimed and abandoned property audits of our operations. Certain categories of property, such as uncashed payroll checks or uncashed vendor payments, are escheatable in the ordinary course of business and we have entered into closing agreements with the majority of the states regarding the escheatment of cash amounts for such categories and have remitted these amounts to the respective states; however, the audits have not been terminated. We have communicated with several states represented by such auditors, who have sought additional information related to initiation deposits eligible to be refunded to members located in their respective states. If a state were to initiate legal proceedings under its applicable laws in order to have us remit initiation deposits eligible to be refunded to certain members that have not been previously refunded to such members during the state's dormancy period, we expect to vigorously defend our position on the matter. However, if we are ultimately unsuccessful in arguing our right to continue holding such amounts, we may be forced to pay such amounts to the claiming state(s). While we believe we have strong arguments against any potential claims for the escheatment of unclaimed initiation deposits made under state escheatment laws, if a material portion of the initiation deposits otherwise eligible to be refunded were awarded to any state(s), our financial condition could be materially and adversely affected and we may be required to reduce or delay capital expenditures, reduce or eliminate planned dividend payments, sell assets or operations or seek additional capital in order to raise the corresponding cash required to satisfy such awards. We cannot assure you that we would be able to take any of these actions, that these actions would be successful and permit us to meet such obligations or that these actions would be permitted under the terms of our existing or future debt agreements.

Our ability to attract and retain members depends heavily on successfully locating our clubs in suitable locations, and any impairment of a club location, including any decrease in member or customer traffic, could impact our results of operations.

          Our approach to identifying clubs in suitable locations typically favors locations where our facilities are or can become a part of the community. As a result, our clubs are typically located near urban and residential centers that we believe are consistent with our members' lifestyle choices. Memberships and sales at these locations are derived, in part, from proximity to key local landmarks, business centers, facilities and residential areas. We may be forced to close clubs or club locations may become unsuitable due to, and such clubs' results of operations may be harmed by, among other things:

  •
  economic downturns in a particular area;

  •
  competition from nearby recreational or entertainment venues;

  •
  changing demographics in a particular market or area;

  •
  changing lifestyle choices of consumers in a particular market; and

  •
  the closing or declining popularity of other businesses and entertainment venues located near our clubs.

For example, in December 2010, we terminated our lease agreement and discontinued operations of the Renaissance Club, a business club in Detroit, Michigan, a city particularly hard hit by the recession. Changes in areas around our club locations could render such locations unsuitable and cause memberships at such clubs to decline, which would harm our results of operations.

We have significant operations concentrated in certain geographic areas, and any disruption in the operations of our clubs in any of these areas could harm our results of operations.

          As of December 31, 2013, we operated multiple clubs in several metropolitan areas, including fifteen in and around Dallas, Texas, twelve near Houston, Texas, eight in the greater Los Angeles, California region, four near Sacramento, California, four in and around Phoenix, Arizona, eight in the greater Atlanta, Georgia region, five in the Raleigh/Durham area and five in the Austin, Texas area. As a result, any prolonged disruption in the operations of our clubs in any of these markets, whether due to technical difficulties, power failures or destruction or damage to the clubs as a result of a natural disaster, fire or any other reason, could harm our results of operations or may result in club closures. In addition, some of the metropolitan areas where we operate clubs have been disproportionately affected by the recession and the decline in home prices and increase in foreclosure rates, and could continue to be disproportionately affected by a renewed economic downturn. Concentration in these markets increases our exposure to adverse developments related to competition, as well as economic and demographic changes in these areas.

Seasonality may adversely affect our business and results of operations.

          Our quarterly results fluctuate as a result of a number of factors. Usage of our golf and country club facilities declines significantly during the first and fourth quarters, when colder temperatures and shorter days reduce the demand for outdoor activities. Our business clubs typically generate a greater share of their annual revenues in the fourth quarter, which includes the holiday and year-end party season. In addition, the first, second and third fiscal quarters each consist of 12 weeks, whereas the fourth quarter consists of 16 or 17 weeks. As a result of these factors, we usually generate a disproportionate share of our revenues and cash flows in the second, third and fourth quarters of each year and have lower revenues and cash flows in the first quarter. This seasonality means our business and results of operations are disproportionately vulnerable to the occurrence of other risks during the periods of increased member usage due to the larger percentage of revenues we generate during such times.

Competition in the industry in which we compete could have a material adverse effect on our business and results of operations.

          We operate in a highly competitive industry, and compete primarily on the basis of reputation, featured facilities, location, quality and breadth of member product offerings and price. As a result, competition for market share in the industry in which we compete is significant. In order to succeed, we must take market share from local and regional competitors and sustain our membership base in the face of increasing recreational alternatives available to our existing and prospective members.

          Our business clubs compete on a local and regional level with restaurants and other business and social clubs. The number and variety of competitors in this business varies based on the location and setting of each facility, with some situated in intensely competitive upscale urban areas characterized by frequent innovations in the products and services offered by competing restaurants and other business, dining and social clubs. In addition, in most regions, these businesses are in constant flux as new restaurants and other social and meeting venues open or expand their amenities. As a result of these characteristics, the supply in a given region often exceeds the demand for such facilities, and any increase in the number or quality of restaurants and other social and meeting venues, or the products and services they provide, in a given region could significantly impact the ability of our clubs to attract and retain members, which could harm our business and results of operations.

          Our golf and country club facilities compete on a local and regional level with other country clubs and golf facilities. The level of competition in the golf and country club business varies from region to region and is subject to change as existing facilities are renovated or new facilities are developed. An increase in the number or quality of similar clubs and other facilities in a particular region could significantly increase competition, which could have a negative impact on our business and results of operations.

          Our results of operations also could be affected by a number of additional competitive factors, including the availability of, and demand for, alternative venues for recreational pursuits, such as multi-use sports and athletic centers. In addition, member-owned and individual privately-owned clubs may be able to create a perception of exclusivity that we have difficulty replicating given the diversity of our portfolio and the scope of our holdings. To the extent these alternatives succeed in diverting actual or prospective members away from our facilities or affect our membership rates, our business and results of operations could be harmed.

Our future success is substantially dependent on the continued service of our senior management and key employees.

          The loss of the services of our senior management could make it more difficult to successfully operate our business and achieve our business goals. We also may be unable to retain existing management and key employees, including club managers, membership sales and support personnel, which could result in harm to our member and employee relationships, loss of expertise or know-how and unanticipated recruitment and training costs. In addition, we have not obtained key man life insurance policies for any of our senior management team. As a result, it may be difficult to cover the financial loss if we were to lose the services of any members of our senior management team. The loss of members of our senior management team or key employees could have an adverse effect on our business and results of operations.

Our large workforce subjects us to risks associated with increases in the cost of labor as a result of increased competition for employees, higher employee turnover rates and required wage increases and health benefit coverage, lawsuits or labor union activity.

          Labor is our primary property-level operating expense. As of December 31, 2013, we employed approximately 12,800 hourly-wage and salaried employees at our clubs and corporate offices. For the fiscal year ended December 31, 2013, labor-related expense accounted for 50.1% of our total operating expense. We may face labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates, or increases in the federal or state minimum wage or other employee benefit costs. For example, we are continuing to assess the impact of federal health care reform law and regulations on our health care benefit costs, which will likely increase the amount of healthcare expenses paid by us. If labor-related expenses increase, our operating expense could increase and our business, financial condition and results of operations could be harmed.

          We are subject to the Fair Labor Standards Act and various federal and state laws governing such matters as minimum wage requirements, overtime compensation and other working conditions, citizenship requirements, discrimination and family and medical leave. In recent years, a number of companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, overtime wage policies, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits may be threatened or instituted against us from time to time, and we may incur substantial damages and expenses resulting from lawsuits of this type, which could have a material adverse effect on our business, financial condition or results of operations.

          From time to time, we have also experienced attempts to unionize certain of our non-union employees. While these efforts have achieved only limited success to date, we cannot provide any assurance that we will not experience additional and more successful union activity in the future. In addition, future legislation could amend the National Labor Relations Act to make it easier for unions to organize and obtain collectively bargained benefits, which could increase our operating expenses and negatively affect our financial condition and results of operations.

Increases in our cost of goods, rent, water, utilities and taxes could reduce our operating margins and harm our business, financial condition and results of operations.

          Increases in operating costs due to inflation and other factors may not be directly offset by increased revenue. Our most significant operating costs, other than labor, are our cost of goods, water, utilities, rent and property taxes. Many, and in some cases all, of the factors affecting these costs are beyond our control.

          Our cost of goods such as food and beverage costs account for a significant portion of our total property- level operating expense. Cost of goods represented 14.6% of our total operating expense for the fiscal year ended December 31, 2013. While we have not experienced material increases in the cost of goods, if our cost of goods increased significantly and we are not able to pass along those increased costs to our members in the form of higher prices or otherwise, our operating margins would suffer, which would have an adverse effect on our business, financial condition and results of operations.

          In addition, rent accounts for a significant portion of our property-level operating expense. Rent expense represented 4.4% of our total operating expense for the fiscal year ended December 31, 2013. Significant increases in our rent costs would increase our operating expense and our business, financial condition and results of operations may suffer.

          Utility costs, including water, represented 5.3% of our total operating expense for the fiscal year ended December 31, 2013. The prices of utilities are volatile, and shortages sometimes occur. In particular, municipalities are increasingly placing restrictions on the use of water for golf course irrigation and increasing the cost of water. Significant increases in the cost of our utilities, or any shortages, could interrupt or curtail our operations and lower our operating margins, which could have a negative impact on our business, financial condition and results of operations.

          Each of our properties is subject to real and personal property taxes. During the fiscal year ended December 31, 2013, we paid approximately $16.4 million in property taxes. The real and personal property taxes on our properties may increase or decrease as tax rates change and as our clubs are assessed or reassessed by taxing authorities. If real and personal property taxes increase, our financial condition and results of operations may suffer.

We have concentrated our investments in golf-related and business real estate and facilities, which are subject to numerous risks, including the risk that the values of our investments may decline if there is a prolonged downturn in real estate values.

          Our operations consist almost entirely of golf-related and business club facilities that encompass a large amount of real estate holdings. Accordingly, we are subject to the risks associated with holding real estate investments. A prolonged decline in the popularity of golf-related or business club services, such as private dining, could adversely affect the value of our real estate holdings and could make it difficult to sell facilities or businesses.

          Our real estate holdings (including our long-term leaseholds) are subject to risks typically associated with investments in real estate. The investment returns available from equity investments in real estate depend in large part on the amount of income earned, expenses incurred and capital appreciation generated by the related properties. In addition, a variety of other factors affect income from properties and real estate values, including governmental regulations, real estate, insurance, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing real estate zoning or tax laws can make it more expensive and time-consuming to expand, modify or renovate older properties. Under eminent domain laws, governments can take real property. Sometimes this taking is for less compensation than the owner believes the property is worth. Any of these factors could have an adverse impact on our business, financial condition or results of operations.

The illiquidity of real estate may make it difficult for us to dispose of one or more of our properties or negatively affect our ability to profitably sell such properties.

          We may from time to time decide to dispose of one or more of our real estate assets. Because real estate holdings generally, and clubs like ours in particular, are relatively illiquid, we may not be able to dispose of one or more real estate assets on a timely basis. In some circumstances, sales may result in investment losses which could adversely affect our financial condition. The illiquidity of our real estate assets could mean that we continue to operate a facility that management has identified for disposition. Failure to dispose of a real estate asset in a timely fashion, or at all, could adversely affect our business, financial condition and results of operations.

Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to plan for and react to changes in the economy, our industry or our business and prevent us from meeting our indebtedness obligations.

          As of March 25, 2014, we were significantly leveraged and our total debt balance was approximately $659.8 million. Our substantial degree of leverage could have important consequences for our investors, including the following:

  •
  it may limit our ability to obtain additional debt or equity financing for working capital, capital expenditures, product development, debt service requirements, acquisitions or general corporate or other purposes;

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  a substantial portion of our cash flows from operations is dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes, including our operations, strategic initiatives, capital expenditures, dividends, acquisitions and other business opportunities;

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  the debt service requirements of our indebtedness could make it more difficult for us to satisfy our financial obligations;

  •
  certain of our borrowings, including borrowings under the Secured Credit Facilities entered into on November 30, 2010, as amended, are at variable rates of interest, exposing us to the risk of increased interest rates;

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  it may limit our flexibility in planning for, or our ability to adjust to, changes in our business or the industry in which we operate, and place us at a competitive disadvantage compared to our competitors that have less debt; and

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  we may be vulnerable to a downturn in general economic conditions or in our business, or we may be unable to carry out capital spending that is important to our growth.

We may not be able to generate sufficient cash to service all of our indebtedness and be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

          Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot guarantee that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, reduce or eliminate planned dividend payments, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We cannot guarantee that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements. In the absence of the requisite operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The Secured Credit Facilities restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

          If we cannot make scheduled payments on our debt, we will be in default and, as a result:

  •
  our debt holders could declare all outstanding principal and interest to be due and payable;

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  the lenders under the Secured Credit Facilities could terminate their commitments to lend us money and foreclose against the assets securing their borrowings; and

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  we could be forced into bankruptcy or liquidation.

Despite current indebtedness levels, we may still be able to incur substantially more debt. This could further exacerbate the risks described above.

          As of April 30, 2014, $118.5 million was available for borrowing under the revolving credit facility under the Secured Credit Facilities. The credit agreement governing the Secured Credit Facilities also allows for additional capacity of $50.0 million in revolving credit and term loan capacity combined and additional capacity for incremental revolving credit and/or term loan commitments thereafter if certain covenants are met. If new debt is added to our current debt levels, the related risks that we now face could intensify.

Restrictive covenants may adversely affect our operations.

          The Secured Credit Facilities contain various covenants that limit our ability to, among other things:

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  incur or guarantee additional indebtedness;

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  pay dividends or distributions on capital stock or redeem or repurchase capital stock;

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  make investments;

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  create restrictions on the payment of dividends or other amounts to us;

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  sell stock of our subsidiaries;

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  transfer or sell assets;

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  create liens;

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  enter into transactions with affiliates; and

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  enter into mergers or consolidations.

          In addition, the restrictive covenants in the Secured Credit Facilities require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot guarantee that we will meet them. A breach of any of these covenants could result in a default under the Secured Credit Facilities. Upon the occurrence of an event of default under the Secured Credit Facilities, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under the Secured Credit Facilities could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under the Secured Credit Facilities. If the lenders under the Secured Credit Facilities accelerate the repayment of borrowings, we cannot guarantee that we will have sufficient assets to repay the Secured Credit Facilities or borrow sufficient funds to refinance such indebtedness. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us.

Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

          Certain of our borrowings, primarily borrowings under the Secured Credit Facilities, are subject to variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on our variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease. As of April 30, 2014, the interest rate on the term loan facility under the Secured Credit Facilities was the higher of (i) 4.0% ("Floor") and (ii) an elected LIBOR plus a margin of 3.0% (less the impact of an interest rate cap agreement that limits our exposure on the elected LIBOR to 2.0% on a notional amount of $155.0 million). This term loan facility is effectively subject to the Floor until LIBOR exceeds 1.0%. As of April 30, 2014, LIBOR was below 1.0%, such that a hypothetical 0.5% increase in LIBOR applicable to this term loan facility would not result in an increase in interest expense.

Timing, budgeting and other risks could delay our efforts to develop, redevelop or renovate the properties that we own, or make these activities more expensive, which could reduce our profits or impair our ability to compete effectively.

          We must regularly expend capital to construct, maintain and renovate the properties that we own in order to remain competitive, pursue our business strategies, maintain and build the value and brand standards of our properties and comply with applicable laws and regulations. In addition, we must periodically upgrade or replace the furniture, fixtures and equipment necessary to operate our business. These efforts are subject to a number of risks, including:

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  construction delays or cost overruns (including labor and materials) that may increase project costs;

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  obtaining zoning, occupancy and other required permits or authorizations;

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  governmental restrictions on the size or kind of development;

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  force majeure events, including earthquakes, tornadoes, hurricanes or floods;

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  design defects that could increase costs; and

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  environmental concerns which may create delays or increase costs.

          These projects create an ongoing need for cash, which if not generated by operations or otherwise obtained is subject to the availability of credit in the capital markets. Our ability to spend the money necessary to maintain the quality of our properties is significantly impacted by the cost and availability of capital, over which we have little control.

          The timing of capital improvements can affect property performance, including membership sales, retention and usage, particularly if we need to close golf courses or a significant number of other facilities, such as ballrooms, meeting spaces or dining areas. Moreover, the investments that we make may fail to improve the performance of the properties in the manner that we expect.

          If we are not able to begin operating properties as scheduled, or if investments harm or fail to improve our performance, our ability to compete effectively would be diminished and our business and results of operations could be adversely affected.

We may seek to expand through acquisitions of and investments in other businesses and properties, or through alliances; and we may also seek to divest some of our properties and other assets, any of which may be unsuccessful or divert our management's attention.

          We continually evaluate opportunities to expand our business through strategic and complementary acquisitions of attractive properties. In many cases, we will be competing for these opportunities with third parties that may have substantially greater financial resources than we do. Acquisitions or investments in businesses, properties or assets as well as alliances with third parties are subject to risks that could affect our business, including risks related to:

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  spending cash, incurring debt, or issuing equity;

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  assuming contingent liabilities;

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  creating additional expenses; or

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  use of management's time and attention.

          We cannot assure you that we will be able to identify opportunities or complete transactions on commercially reasonable terms or at all, or that we will actually realize any anticipated benefits from such acquisitions, investments or alliances. Similarly, we cannot assure you that we will be able to obtain financing for acquisitions or investments on attractive terms or at all, or that the ability to obtain financing will not be restricted by the terms of the Secured Credit Facilities or other indebtedness we may incur.

          The success of any such acquisitions or investments will also depend, in part, on our ability to integrate the acquisition or investment with our existing operations. We may experience difficulty with integrating acquired businesses, properties or other assets, including difficulties relating to:

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  geographic diversity;

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  integrating information technology systems; and

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  retaining members.

We depend on third parties in our joint ventures and collaborative arrangements, which may limit our ability to manage risk.

          As of March 25, 2014, we owned eight properties in partnership with other entities, including joint ventures relating to six of our golf facilities, one of our business clubs and certain Non-Core Development Entities, and may in the future enter into further joint ventures or other collaborative arrangements related to additional properties. Our investments in these joint ventures may, under certain circumstances, involve risks not otherwise present in our business, including the risk that our partner may become bankrupt, the risk that we may not be able to sell or dispose of our interest as a result of buy/sell rights that may be imposed by the joint venture agreement, the risk that our partner may have economic or other interests or goals that are inconsistent with our interests and goals and the risk that our partner may be able to veto actions which may be in our best interests. Consequently, actions by a partner might subject clubs owned by the joint venture to additional risk. Additionally, we may be unable to take action without the approval of our partners, or our partners could take actions binding on the joint venture without our consent. Any of the foregoing could have a negative impact on the joint venture or its results of operations, and subsequently on our business or results of operations.

Our insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

          We maintain insurance of the type and in amounts that we believe is commercially reasonable and that is available to businesses in our industry. We carry commercial liability, fire, flood, earthquake, catastrophic wind and extended insurance coverage, as applicable, from solvent insurance carriers on all of our properties. We believe that the policy specifications and insured limits are adequate for foreseeable losses with terms and conditions that are reasonable and customary for similar properties and that all of our existing golf and business clubs are insured within industry standards. Nevertheless, market forces beyond our control could limit the scope of the insurance coverage that we can obtain in the future or restrict our ability to buy insurance coverage at reasonable rates. We cannot predict the level of the premiums that we may be required to pay for subsequent insurance coverage, the level of any deductible and/or self-insurance retention applicable thereto, the level of aggregate coverage available or the availability of coverage for specific risks.

          In the event of a substantial loss, the insurance coverage that we carry may not be sufficient to pay the full value of our financial obligations or the replacement cost of any lost investment. As a result, we could lose some or all of the capital we have invested in a property, as well as the anticipated future revenues from the property. Additionally, we could remain obligated for performance guarantees in favor of third-party property owners or for their debt or other financial obligations and we may not have sufficient insurance to cover awards of damages resulting from our liabilities. If the insurance that we carry does not sufficiently cover damages or other losses, our business, financial condition and results of operations could be harmed.

          In addition, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. For example, we maintain business interruption insurance, but there can be no assurance that the coverage for a severe or prolonged business interruption at one or more of our clubs would be adequate. Moreover, we believe that insurance covering liability for violations of wage and hour laws is generally not available. These losses, if they occur, could have a material adverse effect on our business, financial condition and results of operations.

Accidents or injuries in our clubs or in connection with our operations may subject us to liability, and accidents or injuries could negatively impact our reputation and attendance, which would harm our business, financial condition and results of operations.

          There are inherent risks of accidents or injuries at our properties or in connection with our operations, including injuries from premises liabilities such as slips, trips and falls. If accidents or injuries occur at any of our properties, we may be held liable for costs related to the injuries. We maintain insurance of the type and in the amounts that we believe are commercially reasonable and that are available to businesses in our industry, but there can be no assurance that our liability insurance will be adequate or available at all times and in all circumstances. There can also be no assurance that the liability insurance we have carried in the past was adequate or available to cover any liability related to previous incidents. Our business, financial condition and results of operations could be harmed to the extent claims and associated expenses resulting from accidents or injuries exceed our insurance recoveries.

Adverse litigation judgments or settlements could impair our financial condition and results of operations or limit our ability to operate our business.

          In the normal course of our business, we are often involved in various legal proceedings. The outcome of these proceedings cannot be predicted. If any of these proceedings were to be determined adversely to us or a settlement involving a payment of a material sum of money were to occur, there could be a material adverse effect on our financial condition and results of operations. Additionally, we could become the subject of future claims by third parties, including current or former members, guests who use our properties, our employees or regulators. Any significant adverse litigation judgments or settlements could limit our ability to operate our business and negatively impact our financial condition and results of operations.

The failure to comply with regulations relating to public facilities or the failure to retain licenses relating to our properties may harm our business and results of operations.

          Our business is subject to extensive federal, state and local government regulation in the various jurisdictions in which our clubs are located, including regulations relating to alcoholic beverage control, public health and safety, environmental hazards and food safety. Alcoholic beverage control regulations require each of our clubs to obtain licenses and permits to sell alcoholic beverages on the premises. The failure of a club to obtain or retain its licenses and permits would adversely affect that club's operations and profitability. We may also be subject to dram shop statutes in certain states, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Even though we are covered by general liability insurance, a settlement or judgment against us under a dram shop lawsuit in excess of liability coverage could have a material adverse effect on our operations.

          We are also subject to the Americans with Disabilities Act of 1990, as amended by the ADA Amendments Act of 2008 (the "ADA"), which, among other things, may require certain renovations to our facilities to comply with access and use requirements. A determination that we are not in compliance with the ADA or any other similar law or regulation could result in the imposition of fines or an award of damages to private litigants. While we believe we are operating in substantial compliance, and will continue to remove architectural barriers in our facilities when readily achievable, in accordance with current applicable laws and regulations, there can be no assurance that our expenses for compliance with these laws and regulations will not increase significantly and harm our business, financial condition and results of operations.

          Businesses operating in the private club industry are also subject to numerous other federal, state and local governmental regulations related to building and zoning requirements and the use and operation of clubs, including changes to building codes and fire and life safety codes, which can affect our ability to obtain and maintain licenses relating to our business and properties. If we were required to make substantial modifications at our clubs to comply with these regulations, our business, financial condition and results of operations could be negatively impacted.

Our operations and our ownership of property subject us to environmental regulation, which creates uncertainty regarding future environmental expenditures and liabilities.

          Our properties and operations are subject to a number of environmental laws. As a result, we may be required to incur costs to comply with the requirements of these laws, such as those relating to water resources, discharges to air, water and land; the handling and disposal of solid and hazardous waste; and the cleanup of properties affected by regulated materials. Under these and other environmental requirements, we may be required to investigate and clean up hazardous or toxic substances or chemical releases from current or formerly owned or operated facilities. Environmental laws typically impose cleanup responsibility and liability without regard to whether the relevant entity knew of or caused the presence of the contaminants. We use certain substances and generate certain wastes that may be deemed hazardous or toxic under such laws, and we from time to time have incurred, and in the future may incur, costs related to cleaning up contamination resulting from historic uses of certain of our current or former properties or our treatment, storage or disposal of wastes at facilities owned by others. Our club facilities are also subject to risks associated with mold, asbestos and other indoor building contaminants. The costs of investigation, remediation or removal of regulated materials may be substantial, and the presence of those substances, or the failure to remediate a property properly, may impair our ability to use, transfer or obtain financing regarding our property. We may be required to incur costs to remediate potential environmental hazards, mitigate environmental risks in the future, or comply with other environmental requirements.

          In addition, some projects to improve, upgrade or expand our golf clubs may be subject to environmental review under the National Environmental Policy Act and, for projects in California, the California Environmental Quality Act. Both acts require that a specified government agency study any proposal for potential environmental impacts and include in its analysis various alternatives. Our improvement proposals may not be approved or may be approved with modifications that substantially increase the cost or decrease the desirability of implementing the project.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may harm our business, investments and results of operations.

          We are subject to laws and regulations enacted by national, state and local governments. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have an adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, by any of the persons referred to above could have a material adverse effect on our business, investments and results of operations.

Failure to comply with privacy regulations or maintain the integrity of internal or customer data could result in faulty business decisions or harm to our reputation or subject us to costs, fines or lawsuits.

          Certain information relating to our members and guests, including personally identifiable information and credit card numbers, is collected and maintained for a period of time for various business purposes, including maintaining records of member preferences to enhance our customer service and for billing, marketing and promotional purposes. We also maintain personally identifiable information about our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our members expect that we will adequately protect their personal information, and the regulations applicable to security and privacy are increasingly demanding, both in the United States and in other jurisdictions where we operate. Privacy regulation is an evolving area in which different jurisdictions (within or outside the United

States) may subject us to inconsistent compliance requirements. Compliance with applicable privacy regulations may increase our operating costs or adversely impact our ability to service our members and guests and market our properties and services to our members and guests. A theft, loss, misappropriation, fraudulent or unlawful use of customer, employee or company data, including cyber attacks, could harm our reputation, result in loss of members or business disruption or result in remedial and other costs, fines or lawsuits. In addition, non-compliance with applicable privacy regulations by us (or in some circumstances non-compliance by third parties engaged by us) could result in fines or restrictions on our use or transfer of data. Any of these matters could adversely affect our business, financial condition or results of operations.

The operation of our business relies on technology, and operational risks may disrupt our businesses, result in losses or limit our growth.

          We invest in and license technology and systems for property management, procurement, membership records and specialty programs. We believe that we have designed, purchased and installed appropriate information systems to support our business. There can be no assurance, however, that our information systems and technology will continue to be able to accommodate our requirements and growth, or that the cost of maintaining such systems will not increase from its current level. Such a failure to accommodate our requirements and growth, or an increase in costs related to maintaining and developing such information systems, including associated labor costs, could have a material adverse effect on us. Further, there can be no assurance that as various systems and technologies become outdated or new technology is required that we will be able to replace or introduce them as quickly as our competitors or within budgeted costs and timeframes. In addition, we rely on third-party service providers for certain aspects of our business. Additionally, while we have cyber security procedures in place, a security breach could disrupt our business and have a material adverse effect on us. Any interruption or deterioration in the performance of our information systems could impair the quality of our operations and could impact our reputation and hence adversely affect our business and limit our ability to grow.

We may be required to write-off a portion of our goodwill, indefinite lived intangible asset, and/or long-lived asset balances as a result of a prolonged and severe economic recession.

          Under generally accepted accounting principles in the United States ("GAAP"), we are required to test goodwill, and indefinite lived intangible assets annually as well as on an interim basis or whenever events or changes in circumstances indicate that their carrying amount may not be fully recoverable. GAAP also requires that we test long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be fully recoverable. Our evaluation of the recoverability of goodwill includes analysis of the discounted future free cash flows that a reporting unit is expected to generate and an analysis, which is based upon a comparison of reporting units to similar companies utilizing a purchase multiple of earnings before interest, taxes, depreciation and amortization. We evaluate the recoverability of indefinite lived intangible assets using the relief from royalty method which estimates our theoretical royalty savings from ownership of the intangible asset. Our evaluation of the recoverability of long-lived assets includes comparison of the future undiscounted cash flows of an asset group over our expected holding period to the carrying value of the long-lived assets of an asset group. If the recoverability test is not met, we compare the carrying value of the property to its fair value, which may result in an impairment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates". If a severe prolonged economic downturn were to occur, it could cause less than expected growth or a reduction in terminal values of our assets and could result in a goodwill, indefinite lived intangible asset, or long-lived asset impairment charge negatively impacting our results of operations.

We are subject to tax examinations of our tax returns by the Internal Revenue Service ("IRS") and other tax authorities. An adverse outcome of any such audit or examination by the IRS or other tax authority could have a material adverse effect on our results of operations, financial condition and liquidity.

          We are subject to ongoing tax examinations of our tax returns by the IRS and other tax authorities in various jurisdictions and may be subject to similar examinations in the future. We regularly assess the likelihood of adverse outcomes resulting from ongoing tax examinations to determine the adequacy of our provision for income taxes. These assessments can require considerable estimates and judgments. Intercompany transactions associated with provision of services and cost sharing arrangements, as well as those associated with the ClubCorp Formation from November 30, 2010 (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operations — ClubCorp Formation"), are complex and affect our tax liabilities. We are currently undergoing an IRS audit of certain components of the tax return for the year ended December 28, 2010, which includes the consummation of the ClubCorp Formation. In addition, certain of our foreign subsidiaries are under audit in Mexico for the 2008 and 2009 tax years and have received notification of assessments by the Mexican taxing authorities related to two of these foreign subsidiaries which we are protesting. It is likely that within the next 12 months our unrecognized tax benefits will be adjusted to reflect the resolution of some or all of the matters currently under audit by the U.S. and Mexican taxing authorities. However, as audit outcomes and the timing of audit resolutions are subject to significant uncertainty, we are unable to reasonably estimate the possible amount of change in the unrecognized tax benefits, if any, that may occur within the next 12 months. A difference in the ultimate resolution of tax uncertainties from what is currently estimated could have a material adverse effect on our operating results and financial condition.

The cancellation of certain indebtedness in connection with the ClubCorp Formation resulted in cancellation of indebtedness income to us. Should the estimates and judgments used in our calculation of such cancellation of indebtedness income prove to be inaccurate, our financial results could be materially affected.

          Cancellation of debt income occurred for U.S. federal income tax purposes in connection with the consummation of the ClubCorp Formation due to the forgiveness of $342.3 million of debt owed under the then existing secured credit facilities. We took the position that substantially all of such income was not includible in our taxable income under Section 108 of the Internal Revenue Code of 1986, as amended (the "Code"). We are currently undergoing an IRS audit of certain components of the tax return for the year ended December 28, 2010, which includes the consummation of the ClubCorp Formation. The calculation of the amount of cancellation of indebtedness income recognized in connection with the ClubCorp Formation is complex and involves significant judgments and interpretations on our part, including the value of any assets at such time. Should the estimates and judgments used in our calculation of cancellation of indebtedness income prove unsustainable, it could have a material adverse effect on our operating results and financial condition.

Risks Related to this Offering and Ownership of Our Common Stock

Affiliates of KSL will continue to be able to significantly influence our decisions after the completion of this offering and their interests may conflict with ours or yours in the future.

          Immediately following this offering of common stock, affiliates of KSL will beneficially own approximately 52.5% of our common stock. As a result, investment funds associated with or designated by affiliates of KSL will continue to have the ability to elect members of our Board of Directors and thereby may be able to influence our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, the incurrence or modification of debt by us, amendments to our amended and restated articles of incorporation and amended and restated bylaws and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with your interests. In addition, KSL may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you. For example, KSL may be interested in making acquisitions that increase our indebtedness or in selling revenue-generating assets. Additionally, in certain circumstances, acquisitions of debt at a discount by purchasers that are related to a debtor can give rise to cancellation of indebtedness income to such debtor for U.S. federal income tax purposes.

          KSL is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us.

          Our amended and restated articles of incorporation provides that none of KSL, any of its affiliates or any director who is not employed by us or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. KSL also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as affiliates of KSL continue to own a significant amount of our combined voting power, even if such amount is less than 50%, KSL will continue to be able to influence our decisions and, so long as KSL and its affiliates collectively own at least 5% of all outstanding shares of our stock entitled to vote generally in the election of directors, it will be able to appoint individuals to our Board of Directors pursuant to our amended and restated articles of incorporation. In addition, KSL will be able to influence the outcome of all matters requiring stockholder approval and prevent a change of control or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock.

Our stock price may change significantly following the offering, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

          The trading price of our common stock is likely to continue to be volatile. The stock market recently has experienced significant volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at or above the offering price due to a number of factors such as those listed in "— Risks Relating to Our Business" and the following:

  •
  results of operations that vary from the expectations of securities analysts and investors;

  •
  results of operations that vary from those of our competitors;

  •
  changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

  •
  declines in the market prices of stocks generally;

  •
  strategic actions by us or our competitors;

  •
  announcements by us or our competitors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

  •
  changes in general economic or market conditions or trends in our industry or markets;

  •
  changes in business or regulatory conditions;

  •
  future sales of our common stock or other securities;

  •
  investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

  •
  the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC;

  •
  announcements relating to litigation or regulatory investigations or actions;

  •
  guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

  •
  the sustainability of an active trading market for our stock;

  •
  changes in accounting principles; and

  •
  other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

          These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

          In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

We cannot assure you that we will continue to declare and pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

          On December 10, 2013, our Board of Directors adopted a policy to pay a regular quarterly cash dividend on our Common Stock, at an annual rate of $0.48 per share, subject to quarterly declaration, which commenced in the first calendar quarter of 2014. Pursuant to this policy, we paid quarterly cash dividends of $0.12 per share on January 15, 2014 and April 15, 2014. The payment of such quarterly dividends and any future dividends will be at the discretion of our Board of Directors and is subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our Board of Directors may deem relevant. There can be no assurance that we will continue to pay any dividend in the future. If we do not pay dividends, the price of our common stock must appreciate for investors to realize a gain on their investment in ClubCorp. This appreciation may not occur and our stock may in fact depreciate in value. For more information, see "Dividend Policy".

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our industry, our stock price and trading volume could decline.

          The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business or industry. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

          After this offering, the sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

          Upon consummation of this offering, we will have a total of 64,428,381 shares of common stock outstanding (based on the number of shares outstanding as of April 30, 2014). All shares sold in our initial public offering consummated on September 25, 2013 (our "IPO") and in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act ("Rule 144"), including our directors, executive officers and other affiliates (including affiliates of KSL) may be sold only in compliance with the limitations described in "Shares Eligible for Future Sale".

          The 36,171,369 shares held by affiliates of KSL and certain of our directors, officers and employees immediately following the consummation of this offering will represent approximately 56.14% of our total outstanding shares of common stock following this offering, based on the number of shares outstanding as of April 30, 2014. With the exception of 627,434 shares issued pursuant to the Stock Plan which are registered, such shares will be "restricted securities" within the meaning of Rule 144 and subject to certain restrictions on resale following the consummation of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in "Shares Eligible for Future Sale".

          In connection with this offering, we, our executive officers and directors, and the selling stockholder have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. See "Underwriting" for a description of these lock-up agreements.

          Upon the expiration of the contractual lock-up agreements pertaining to this offering, up to an additional 35,516,962 shares will be eligible for sale in the public market. Of this amount, 34,466,962 shares are held by directors, executive officers and other affiliates and will be subject to volume, manner of sale and other limitations under Rule 144. Following completion of this offering, shares covered by registration rights represent approximately 52.49% of our outstanding common stock (or 50.86%, if the underwriters exercise in full their option to purchase additional shares). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See "Shares Eligible for Future Sale".

          As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

          In addition, the shares of our common stock reserved for future issuance under the Stock Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and Rule 144, as applicable. A total of 4,000,000 shares of common stock was reserved for issuance under the Stock Plan, of which 3,150,563 remain available for future issuance as of March 25, 2014.

          In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Our amended and restated articles of incorporation designate the Eighth Judicial District Court of Clark County, Nevada, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and therefore limit our stockholders' ability to choose a forum for disputes with us or our directors, officers, employees or agents.

          Our amended and restated articles of incorporation provide that, to the fullest extent permitted by law, and unless we consent to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada shall be the sole and exclusive forum for any (i) derivative action or proceeding brought in the name or right of the corporation or on its behalf, (ii) action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to the corporation or any of our stockholders, (iii) any action arising or asserting a claim arising pursuant to any provision of Chapters 78 or 92A of the NRS or any provision of the corporation's articles of incorporation or bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our articles of incorporation or bylaws or (v) any action asserting a claim governed by the internal affairs doctrine. Our amended and restated articles of incorporation further provide that any person purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed, to the fullest extent permitted by law, to have notice of and consented to the foregoing provision.

          We believe the choice-of-forum provision in our amended and restated articles of incorporation will help provide for the orderly, efficient and cost-effective resolution of Nevada-law issues affecting us by designating courts located in the State of Nevada (our state of incorporation) as the exclusive forum for cases involving such issues. However, this provision may limit a stockholder's ability to bring a claim in a judicial forum that it believes to be favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents. While there is no Nevada case law addressing the enforceability of this type of provision, Nevada courts have on prior occasion found persuasive authority in Delaware case law in the absence of Nevada statutory or case law specifically addressing an issue of corporate law. The Court of Chancery of the State of Delaware ruled in June 2013 that choice-of-forum provisions of a type similar to those included in our amended and restated articles of incorporation are not facially invalid under corporate law and constitute valid and enforceable contractual forum selection clauses. However, if a court were to find the choice-of-forum provision in our amended and restated articles of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

          Certain provisions of our amended and restated articles of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider to be in its best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders.

          These provisions provide, among other things:

  •
  a classified Board of Directors with staggered three-year terms;

  •
  the ability of our Board of Directors to issue one or more series of preferred stock with voting or other rights or preferences that could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change of control;

  •
  advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at stockholder meetings;

  •
  the right of KSL's affiliates, determined in proportion to their collective ownership of our common stock, to nominate at least a certain percentage of the members of our Board of Directors;

  •
  certain limitations on convening special stockholder meetings and stockholder action by written consent;

  •
  that, except in limited circumstances specified in our amended and restated articles of incorporation, if KSL's affiliates own less than 40% of the voting power of our capital stock entitled to vote in the election of directors, then certain provisions of our amended and restated articles of incorporation may be amended only by the affirmative vote of the holders (which must include at least one of certain specified affiliates of KSL, so long as affiliates of KSL beneficially own, in the aggregate, at least 5% of the voting power of our capital stock entitled to vote generally in the election of directors) of at least two-thirds of the voting power of our outstanding capital stock entitled to vote on such amendment; and

  •
  that if KSL's affiliates own less than 40% of the voting power of our capital stock entitled to vote in the election of directors, then our stockholders may adopt amendments to our amended and restated bylaws only by the affirmative vote of the holders (which must include at least one of certain specified KSL's affiliates, so long as KSL's affiliates beneficially own, in the aggregate, at least 5% of the voting power of our capital stock entitled to vote generally in the election of directors) of at least two-thirds of the voting power of our outstanding capital stock entitled to vote on such amendment.

          These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See "Description of Capital Stock".

We are a "controlled company" within the meaning of the NYSE rules and the rules of the SEC. As a result, we qualify for, and intend to continue to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

          After completion of this offering, affiliates of KSL will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a "controlled company"

within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

  •
  the requirement that a majority of our Board of Directors consist of "independent directors" as defined under the rules of the NYSE;

  •
  the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

  •
  the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.

          Following this offering, we intend to continue to utilize these exemptions. As a result, we will not have a majority of independent directors, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to mandatory annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

          In addition, on June 20, 2012, the SEC passed final rules implementing provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 pertaining to compensation committee independence and the role and disclosure of compensation consultants and other advisers to the compensation committee. The SEC's rules directed each of the national securities exchanges (including the NYSE on which our common stock is listed) to develop listing standards requiring, among other things, that:

  •
  compensation committees be composed of independent directors, as determined pursuant to new independence requirements;

  •
  compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisors; and

  •
  compensation committees be required to consider, when engaging compensation consultants, legal counsel or other advisors, certain independence factors, including factors that examine the relationship between the consultant or advisor's employer and us.

          On January 11, 2013, the SEC approved the proposed listing standards of the national securities exchanges.

          As a controlled company, we will not be subject to these compensation committee independence requirements.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

          We are an emerging growth company as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies, including, among other things:

  •
  exemption from the auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act of 2002;

  •
  reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements;

  •
  exemption from the requirements of holding non-binding stockholder votes on executive compensation arrangements; and

  •
  exemption from any rules requiring mandatory audit firm rotation and auditor discussion and analysis and, unless the SEC otherwise determines, any future audit rules that may be adopted by the Public Company Accounting Oversight Board.

          We will be an emerging growth company until December 25, 2018, or until the earliest of (i) the last day of the fiscal year in which we have annual gross revenue of $1 billion or more, (ii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iii) the date on which we are deemed to be a large accelerated filer under the federal securities laws. We will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

          Under the JOBS Act, emerging growth companies are also permitted to elect to delay adoption of new or revised accounting standards until companies that are not subject to periodic reporting obligations are required to comply, if such accounting standards apply to non-reporting companies. We have made an irrevocable decision to opt out of this extended transition period for complying with new or revised accounting standards.

          We cannot predict if investors will find our common stock less attractive if we continue to rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will continue to incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to comply with the laws and regulations affecting public companies, particularly after we are no longer an emerging growth company.

          As a public company, particularly after we cease to qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements, in order to comply with the rules and regulations imposed by the Sarbanes-Oxley Act, as well as rules implemented by the SEC and NYSE. Our management and other personnel devote a substantial amount of time to these compliance initiatives and our legal and accounting compliance costs will increase. We also expect that these rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

          For example, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls over financial reporting and disclosure controls and procedures. In particular, as a public company, we are required to perform system and process evaluations and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. As described above, as an emerging growth company, we may not need to comply with the auditor attestation provisions of Section 404 for several years. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 requires that we incur substantial accounting expense and that management expend time on compliance-related issues. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause our stock price to decline.

          When the available exemptions under the JOBS Act, as described above, cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with the requirements of the JOBS Act. We cannot predict or estimate the amount of additional costs we may incur as a result of operating as a public company or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          All statements (other than statements of historical facts) in this prospectus regarding the prospects of the industry and our prospects, plans, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "should", "expect", "intend", "will", "estimate", "anticipate", "believe", "predict", "potential" or "continue" or the negatives of these terms or variations of them or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. Such statements reflect the current views of our management with respect to our operations, results of operations and future financial performance. The following factors are among those that may cause actual results to differ materially from the forward-looking statements:

  •
  adverse conditions affecting the United States economy;

  •
  our ability to attract and retain club members;

  •
  changes in consumer spending patterns, particularly with respect to demand for products and services;

  •
  unusual weather patterns, extreme weather events and periodic and quasi periodic weather patterns, such as the El Niño/La Niña Southern Oscillation;

  •
  material cash outlays required in connection with refunds or escheatment of membership initiation deposits;

  •
  impairments to the suitability of our club locations;

  •
  regional disruptions such as power failures, natural disasters or technical difficulties in any of the major areas in which we operate;

  •
  seasonality of demand for our services and facilities usage;

  •
  increases in the level of competition we face;

  •
  the loss of members of our management team or key employees;

  •
  increases in the cost of labor;

  •
  increases in other costs, including costs of goods, rent, water, utilities and taxes;

  •
  decreasing values of our investments;

  •
  illiquidity of real estate holdings;

  •
  our substantial indebtedness, which may adversely affect our financial condition, our ability to operate our business, react to changes in the economy or our industry and pay our debts and could divert our cash flows from operations for debt payments;

  •
  our need to generate cash to service our indebtedness;

  •
  the incurrence by us of substantially more debt, which could further exacerbate the risks associated with our substantial leverage;

  •
  restrictions in our debt agreements that limit our flexibility in operating our business.

  •
  our variable rate indebtedness could cause our debt service obligations to increase significantly;

  •
  timely, costly and unsuccessful development and redevelopment activities at our properties;

  •
  unsuccessful or burdensome acquisitions or divestitures;

  •
  restrictions placed on our ability to limit risk due to joint ventures and collaborative arrangements;

  •
  insufficient insurance coverage and uninsured losses;

  •
  accidents or injuries which occur at our properties;

  •
  adverse judgments or settlements;

  •
  our failure to comply with regulations relating to public facilities or our failure to retain the licenses relating to our properties;

  •
  future environmental regulation, expenditures and liabilities;

  •
  changes in or failure to comply with laws and regulations relating to our business and properties;

  •
  failure to comply with privacy regulations or maintain the integrity of internal customer data;

  •
  sufficiency and performance of the technology we own or license;

  •
  write-offs of goodwill;

  •
  risks related to tax examinations by the IRS;

  •
  cancellation of indebtedness income resulting from cancellation of certain indebtedness;

  •
  the ownership of a majority of our equity by affiliates of KSL; and

  •
  other factors detailed herein and risks related to this offering and ownership of our common stock.

          The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our common stock, investors should be aware that the occurrence of the events described under the caption "Risk Factors" and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial condition.

          You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

          This prospectus contains statistical data that we obtained from industry publications and reports. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe the publications are reliable, we have not independently verified their data.

          You should read this prospectus including the financial statements and the related notes that are incorporated by reference in this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

 USE OF PROCEEDS

          The selling stockholder will receive all of the net proceeds from the sale of the shares of our common stock in this offering. Pursuant to the registration rights agreement described in "Certain Relationships and Related Party Transactions," we will pay all expenses (other than the underwriting discount) of the selling stockholder in connection with this offering. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder, including any sales pursuant to the option to purchase additional shares.

 PRICE RANGE OF COMMON STOCK

          Our common stock has traded on the NYSE under the symbol "MYCC" since September 20, 2013. Prior to that time, there was no public market for our common stock. The following table sets forth the high and low intraday sales prices per share of our common stock, as reported by the NYSE, for the periods indicated.

	High	Low
2013
Quarter ended December 31, 2013	$17.93	$13.51
2014
Quarter ended March 25, 2014	$19.76	$16.81
March 26, 2014 through May 22, 2014	$19.40	$17.14

          The closing sale price of our common stock, as reported by the NYSE, on May 22, 2014 was $18.44. As of April 30, 2014, there were approximately 172 holders of record of our common stock which does not reflect holders who beneficially own our common stock held in nominee or street name.

 DIVIDEND POLICY

          During the fiscal year ended on December 31, 2013, on December 26, 2012, we declared a cash dividend of $35.0 million to the owners of our common stock. This dividend was paid on December 27, 2012, prior to our IPO. We did not declare or pay any cash dividends on our common stock in the fiscal year ended December 25, 2012.

          In December 2013, our Board of Directors adopted a policy to pay, subject to the satisfaction of certain conditions and the availability of funds, a regular quarterly cash dividend of $0.12 per share of common stock, or an indicated annual rate of $0.48 per share of common stock. In connection with such dividend policy, on December 10, 2013, which is during the fiscal year ended on December 31, 2013, we declared a cash dividend of $7.7 million, or $0.12 per share of common stock, to the owners of our common stock. This dividend was paid on January 15, 2014. Furthermore, on March 18, 2014, we declared a cash dividend of $7.7 million, or $0.12 per share of common stock, to the owners of our common stock. This dividend was paid on April 15, 2014.

          Our ability to pay dividends depends in part on our receipt of cash distributions from our operating subsidiaries, which may be restricted from distributing us cash as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. In particular, the ability of our subsidiaries to distribute cash to ClubCorp Holdings, Inc. is limited by covenants in the credit agreement governing the Secured Credit Facilities. The payment of such quarterly dividends and any future dividends will be at the discretion of our Board of Directors and subject to compliance with applicable law.

 CAPITALIZATION

          The following table sets forth our cash and cash equivalents and our capitalization as of March 25, 2014.

          You should read this table in conjunction with the information contained in "Selected Historical Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Indebtedness", as well as the consolidated financial statements and the notes thereto incorporated by reference in this prospectus.

As of March 25, 2014
(in thousands, except share data)
Cash and cash equivalents	$60,051

Total debt, including current portion of long-term debt:
Secured Credit Facilities(1)	312,306
Senior Notes(1)	269,750
Other long-term debt(1)	77,738
Total debt, including current portion (includes $13,283 related to VIEs)	659,794
Stockholders' equity:
Common stock, $0.01 par value; 200,000,000 shares authorized, 64,216,801 shares issued and outstanding at March 25, 2014(2)	642
Preferred stock, $0.01 par value; 20,000,000 shares authorized, no shares issued and outstanding at March 25, 2014	—
Additional paid-in capital	313,376
Accumulated other comprehensive loss	(1,389)
Retained deficit	(96,395)
Noncontrolling interests in consolidated subsidiaries of VIEs	10,715

Total equity	226,949

Total capitalization	$886,743

(1)
On April 11, 2014, Operations entered into an amendment to the Secured Credit Facilities which provided for an aggregate of $350.0 million of additional senior secured term loans under the existing term loan facility. Operations used the proceeds to irrevocably deposit $309.2 million with the trustee, which is the amount sufficient to fund the redemption of and to satisfy and discharge Operations' obligations under the Senior Notes including a redemption premium of $27.5 million. Proceeds were further used to pay approximately $4.7 million in settlement fees and issuance discount, $11.2 million to repay the outstanding balance on the revolving credit facility, with the remaining proceeds of approximately $24.9 million used to fund other related fees and expenses, and general corporate purposes.

(2)
The number of outstanding shares excludes 402,366 shares of restricted common stock underlying the 402,366 RSUs that were outstanding as of March 25, 2014 and 3,150,563 shares of common stock available for future grant under the Stock Plan.

SELECTED FINANCIAL DATA

          The following table sets forth our selected financial data for the periods presented. Our fiscal year consists of a 52/53 week period ending on the last Tuesday of December. For 2013, our fiscal year was comprised of the 53 weeks ended December 31, 2013. For 2012, 2011 and 2010, our fiscal years were comprised of the 52 weeks ended December 25, 2012, December 27, 2011 and December 28, 2010, respectively. Our first, second and third quarters each consist of twelve weeks while our fourth quarter consists of sixteen or seventeen weeks.

          The statements of operations data set forth below for the fiscal years ended December 31, 2013, December 25, 2012 and December 27, 2011 are derived from our audited consolidated financial statements that are incorporated by reference in this prospectus. The statements of operations data set forth below for the fiscal year ended December 28, 2010 are derived from our audited consolidated financial statements that are not incorporated by reference in this prospectus. The statements of operations data set forth below for the 12 weeks ended March 25, 2014 and March 19, 2013 and the balance sheet data as of March 25, 2014 are derived from our unaudited consolidated condensed financial statements that are incorporated by reference in this prospectus. The unaudited consolidated condensed financial statements were prepared on a basis consistent with our audited consolidated financial statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

          This selected financial data should be read in conjunction with "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and unaudited consolidated condensed financial statements and the related notes incorporated by reference in this prospectus.

	Fiscal Years Ended				Twelve Weeks Ended
	December 31, 2013	December 25, 2012	December 27, 2011	December 28, 2010(1)	March 25, 2014	March 19, 2013
	(in thousands, except per data share)
Statements of Operations Data:
Revenues:
Club operations	$579,751	$535,274	$513,282	$495,424	$122,817	$114,338
Food and beverage	231,673	216,269	203,508	189,391	42,306	39,916
Other revenues	3,656	3,401	3,172	2,882	600	806

Total revenues	815,080	754,944	719,962	687,697	165,723	155,060
Club operating costs exclusive of depreciation	527,787	483,653	468,577	451,286	110,986	104,193
Cost of food and beverage sales exclusive of depreciation	74,607	68,735	64,256	59,671	14,480	13,868
Depreciation and amortization	72,073	78,286	93,035	91,700	16,446	16,155
Provision for doubtful accounts	3,483	2,765	3,350	3,194	(236)	710
Loss (gain) on disposals of assets	8,122	10,904	9,599	(5,380)	2,069	1,219
Impairment of assets	6,380	4,783	1,173	8,936	—	—
Equity in earnings from unconsolidated ventures	(2,638)	(1,947)	(1,487)	(1,309)	(510)	(217)
Selling, general and administrative	64,073	45,343	52,382	38,946	11,496	9,908

Operating income	61,193	62,422	29,077	40,653	10,992	9,224
Interest and investment income	345	1,212	138	714	82	75
Interest expense	(83,669)	(89,369)	(84,746)	(61,236)	(15,726)	(19,580)
(Loss) gain on extinguishment of debt	(16,856)	—	—	334,423	—	—
Other income	—	2,132	3,746	3,929	—	—

(Loss) income from continuing operations before income taxes	(38,987)	(23,603)	(51,785)	318,483	(4,652)	(10,281)
Income tax (expense) benefit	(1,681)	7,528	16,421	(57,107)	864	(205)

(Loss) income from continuing operations	$(40,668)	$(16,075)	$(35,364)	$261,376	$(3,788)	$(10,486)
Loss from discontinued Non-Core Entities, net of tax	—	—	—	(8,270)	—	—
Loss from discontinued clubs, net of tax	(12)	(10,917)	(258)	(443)	—	(5)

Net (loss) income	$(40,680)	$(26,992)	$(35,622)	$252,663	$(3,788)	$(10,491)
Net loss attributable to discontinued Non-Core Entities' noncontrolling interests	—	—	—	1,966	—	—
Net (income) loss attributable to noncontrolling interests	(212)	(283)	(575)	(346)	62	41

Net (loss) income attributable to ClubCorp	$(40,892)	$(27,275)	$(36,197)	$254,283	$(3,726)	$(10,450)

Per share data:
Weighted average shares outstanding, basic	54,172	50,570	50,570	50,570	63,762	50,570
Weighted average shares outstanding, diluted	54,603	50,570	50,570	50,570	63,762	50,570
Earnings per common share, basic:
(Loss) income from continuing operations attributable to ClubCorp	$(0.75)	$(0.32)	$(0.71)	$5.16	$(0.06)	$(0.21)

Earnings per common share, diluted:
(Loss) income from continuing operations attributable to ClubCorp	$(0.75)	$(0.32)	$(0.71)	$5.16	$(0.06)	$(0.21)

Cash distributions declared per common share(2)	$0.79	$—	$—	$—	$0.12	$0.69

As of March 25, 2014
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$60,051
Land and non-depreciable land improvements	533,494
Total assets	1,730,252
Total long-term debt(3)	648,180
Total long-term liabilities	1,221,152
Total equity	226,949

(1)
The statements of operations and balance sheet data reflect the ClubCorp Formation from November 30, 2010 (as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations — ClubCorp Formation"), which was treated as a reorganization of entities under common control. Prior to November 30, 2010, ClubCorp, Inc. ("CCI") was a holding company that through its subsidiaries owned and operated golf, country, business, sports and alumni clubs, two full-service resorts and certain other equity and realty interests. The two full service resorts and such other equity, realty and future royalty interests are referred to as the "Non-Core Entities". The gain on extinguishment of debt was recognized as lenders under certain facilities forgave debt in conjunction with the ClubCorp Formation.

(2)
During the fiscal year ended December 31, 2013, cash distributions declared included the $35.0 million distribution paid to the owners of our common stock on December 27, 2012, prior to our IPO, and the $7.7 million, or $0.12 per share of common stock, distribution to the owners of our common stock declared on December 10, 2013 and paid subsequent to our fiscal year end on January 15, 2014. On March 18, 2014, we declared a cash dividend of $7.7 million, or $0.12 per share of common stock, to all common stockholders of record at the close of business on April 3, 2014. This dividend was paid subsequent to the end of our fiscal quarter on April 15, 2014.

(3)
Total long-term funded debt and total long-term debt are comprised of the following:

As of March 25, 2014
(in thousands)
Secured Credit Facilities	$312,306
Senior Notes	269,750
General Electric Capital Corporation	29,582
Atlantic Capital Bank	3,293
BancFirst	4,101

Total long-term funded debt	619,032
Capital leases	15,100
Other indebtedness	2,211
Notes payable related to certain Non-Core Development Entities	11,837

Total long-term debt	$648,180

  On April 11, 2014, Operations entered into an amendment to the Secured Credit Facilities which provided for an aggregate of $350.0 million of additional senior secured term loans under the existing term loan facility. Operations used the proceeds to irrevocably deposit $309.2 million with the trustee, which is the amount sufficient to fund the redemption of and to satisfy and discharge Operations' obligations under the Senior Notes including a redemption premium of $27.5 million. Proceeds were further used to pay approximately $4.7 million in settlement fees and issuance discount, $11.2 million to repay the outstanding balance on the revolving credit facility, with the remaining proceeds of approximately $24.9 million used to fund other related fees and expenses, and general corporate purposes. The redemption premium and the write-off of remaining unamortized debt issuance costs of $4.0 million will be accounted for as loss on extinguishment of debt during the period extinguished. After giving effect to such new borrowings and redemptions, we would have had $688.1 million of total long-term funded debt and $717.2 million of long-term debt as of March 25, 2014.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion and analysis of our financial condition and results of operations should be read together with the section titled "Selected Financial Data" and our audited and unaudited consolidated financial statements and related notes thereto incorporated by reference in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" or in other sections of this prospectus.

 ClubCorp Formation

          ClubCorp Holdings, Inc. ("Holdings") and its wholly owned subsidiaries CCA Club Operations Holdings, LLC ("Operations' Parent") and ClubCorp Club Operations, Inc. ("Operations", and together with Holdings and Operations' Parent, "ClubCorp") were formed on November 10, 2010, as part of a reorganization ("ClubCorp Formation") of CCI, which was effective as of November 30, 2010, for the purpose of operating and managing golf and country clubs, business, sports and alumni clubs.

          As a result of the ClubCorp Formation in November 2010, our taxpayer status changed due to taxable gains and certain tax attribute reductions triggered by the ClubCorp Formation that utilized our net operating loss carryforwards.

Overview

          We are a leading owner-operator of private golf and country clubs, business, sports and alumni clubs in North America. As of March 25, 2014, our portfolio of 157 owned or operated clubs, with over 148,000 memberships, serves over 370,000 individual members. Our operations are organized into two principal business segments: (1) golf and country clubs and (2) business, sports and alumni clubs. We are the largest owner of private golf and country clubs in the United States and own the underlying real estate for 83 of our 107 golf and country clubs. We lease, manage or operate through joint ventures the remaining 24 golf and country clubs. We own, lease, manage or operate through a joint venture 50 business, sports and alumni clubs. Our golf and country clubs include 86 private country clubs, 14 semi-private clubs and seven public golf courses. Our business, sports and alumni clubs include 31 business clubs, 12 business and sports clubs, six alumni clubs and one sports club. Our facilities are located in 25 states, the District of Columbia and two foreign countries.

          Our golf and country clubs are designed to appeal to the entire family, fostering member loyalty which we believe allows us to capture a greater share of our member households' discretionary leisure spending. Our business, sports and alumni clubs are designed to provide our members with private upscale locations where they can work, network and socialize. We offer our members privileges throughout our entire collection of clubs, and we believe that our diverse facilities, recreational offerings and social programming enhance our ability to attract and retain members across a number of demographic groups. We also have alliances with other clubs, resorts and facilities located worldwide through which our members can enjoy additional access, discounts, special offerings and privileges outside of our owned and operated clubs. Given the breadth of our products, services and amenities, we believe we offer a compelling value proposition to our members.

 Factors Affecting our Business

          A significant percentage of our revenues is derived from membership dues, and we believe these dues together with the geographic diversity of our clubs help to provide us with a recurring revenue base that limits the impact of fluctuations in regional economic conditions. We believe our efforts to position our clubs as focal points in communities with offerings that can appeal to the entire family has enhanced member loyalty and mitigated attrition rates in our membership base compared to the industry as a whole. Additionally, we have closed certain business clubs that were underperforming and terminated certain golf and country club management agreements. See "Club Acquisitions and Dispositions".

          We believe the strength and size of our portfolio of clubs combined with the stability of our membership base will enable us to maintain our position as an industry leader in the future. As the largest owner-operator of private golf and country clubs in the United States, we enjoy economies of scale and a leadership position. We expect to strategically expand and upgrade our portfolio through acquisitions and targeted capital investments. As part of our targeted capital investment program, we plan to focus on facility upgrades to improve our members' experience and the utilization of our facilities and amenities, which we believe will yield positive financial results.

Enrollment and Retention of Members

          Our success depends on our ability to attract and retain members at our clubs and maintain or increase usage of our facilities. Historically, we have experienced varying levels of membership enrollment and attrition rates and, in certain areas, decreased levels of usage of our facilities. We devote substantial efforts to maintaining member and guest satisfaction, although many of the factors affecting club membership and facility usage are beyond our control. Periods where attrition rates exceed enrollment rates or where facility usage is below historical levels could have a material adverse effect on our business, operating results and financial position.

          We offer various programs at our clubs designed to minimize future attrition rates by increasing member satisfaction and usage. These programs are designed to engage current and newly enrolled members in activities and groups that go beyond their home club. Additionally, these programs may grant our members discounts on meals and other items in order to increase their familiarity with and usage of their club's amenities. One such offering is our O.N.E. program, an upgrade offering that combines what we refer to as "comprehensive club, community and world benefits". With this offering, members receive 50% off a la carte dining at their home club; preferential offerings to clubs in their community (including those owned by us), as well as at local spas, restaurants and other venues; and complimentary privileges to more than 200 golf and country, business, sporting and athletic clubs when traveling outside of their community with additional offerings and discounts to more than 700 renowned hotels, resorts, restaurants and entertainment venues. As of March 25, 2014, approximately 44% of our memberships were enrolled in one or more of our upgrade programs, as compared to approximately 43% and 40% of memberships as of December 31, 2013 and December 25, 2012, respectively.

          The following tables present our membership counts for continuing operations at the end of the periods indicated. References to percentage changes that are not meaningful are denoted by "NM".

	March 25, 2014	December 31, 2013	Change	% Change
Golf and Country Clubs
Same Store Clubs(1)	83,616	83,438	178	0.2%
New or Acquired Clubs(2)	3,213	1,959	1,254	NM

Total Golf and Country Clubs	86,829	85,397	1,432	1.7%
Business, Sports and Alumni Clubs
Same Store Clubs(1)	61,320	61,405	(85)	(0.1)%
New or Acquired Clubs	—	—	—	NM

Total Business, Sports and Alumni Clubs(3)	61,320	61,405	(85)	(0.1)%
Total
Same Store Clubs(1)	144,936	144,843	93	0.1%
New or Acquired Clubs(2)	3,213	1,959	1,254	NM

Total memberships at end of period(3)	148,149	146,802	1,347	0.9%

(1)
See "Basis of Presentation — Same Store Analysis" for a definition of Same Store analysis.

(2)
New or Acquired Clubs include those clubs which were acquired, opened or added under management agreements in the twelve weeks ended March 25, 2014 and fiscal year ended December 31, 2013 consisting of: Oak Tree Country Club, Cherry Valley Country Club, Chantilly National Golf and Country Club and Prestonwood Country Club.

(3)
Does not include certain international club memberships.

	March 19, 2013	December 25, 2012	Change	% Change
Golf and Country Clubs
Same Store Clubs(1)	81,079	81,112	(33)	—%
New or Acquired Clubs(2)	1,677	1,607	70	NM

Total Golf and Country Clubs	82,756	82,719	37	—%
Business, Sports and Alumni Clubs
Same Store Clubs(1)	62,310	62,046	264	0.4%
New or Acquired Clubs	—	—	—	NM

Total Business, Sports and Alumni Clubs(3)	62,310	62,046	264	0.4%
Total
Same Store Clubs(1)	143,389	143,158	231	0.2%
New or Acquired Clubs(2)	1,677	1,607	70	NM

Total memberships at end of period(3)	145,066	144,765	301	0.2%

(1)
See "Basis of Presentation — Same Store Analysis" for a definition of Same Store analysis.

(2)
New or Acquired Clubs include those clubs which were acquired, opened or added under management agreements in the fiscal years ended December 31, 2013 and December 25, 2012 consisting of: LPGA International, Hollytree Country Club, Hartefeld National Golf Club,

  Oak Tree Country Club, Cherry Valley Country Club and Chantilly National Golf and Country Club.

(3)
Does not include certain international club memberships.

	Fiscal Years Ended
	December 31, 2013	December 25, 2012	Change	% Change
Golf and Country Clubs
Same Store Clubs(1)	81,750	81,112	638	0.8%
New or Acquired Clubs(2)	3,647	1,607	2,040	NM

Total Golf and Country Clubs	85,397	82,719	2,678	3.2%
Business, Sports and Alumni Clubs
Same Store Clubs(1)	61,405	62,046	(641)	(1.0)%
New or Acquired Clubs	—	—	—	NM

Total Business, Sports and Alumni Clubs(3)	61,405	62,046	(641)	(1.0)%
Total
Same Store Clubs(1)	143,155	143,158	(3)	—%
New or Acquired Clubs(2)	3,647	1,607	2,040	NM

Total memberships at end of period(3)	146,802	144,765	2,037	1.4%

(1)
See "Basis of Presentation — Same Store Analysis" for a definition of Same Store analysis.

(2)
New or Acquired Clubs include those clubs which were acquired, opened or added under management agreements and the fiscal years ended December 31, 2013 and December 25, 2012 consisting of: LPGA International, Hollytree Country Club, Hartefeld National Golf Club, Oak Tree Country Club, Cherry Valley Country Club, and Chantilly National Golf and Country Club.

(3)
Does not include certain international club memberships.

	Fiscal Years Ended
	December 25, 2012	December 27, 2011	Change	% Change
Golf and Country Clubs
Same Store Clubs(1)	79,814	79,540	274	0.3%
New or Acquired Clubs(2)	2,905	1,079	1,826	NM

Total Golf and Country Clubs	82,719	80,619	2,100	2.6%
Business, Sports and Alumni Clubs
Same Store Clubs(1)	62,046	62,953	(907)	(1.4)%
New or Acquired Clubs	—	—	—	NM

Total Business, Sports and Alumni Clubs(3)	62,046	62,953	(907)	(1.4)%
Total
Same Store Clubs(1)	141,860	142,493	(633)	(0.4)%
New or Acquired Clubs(2)	2,905	1,079	1,826	NM

Total memberships at end of period(3)	144,765	143,572	1,193	0.8%

(1)
See "Basis of Presentation — Same Store Analysis" for a definition of Same Store analysis.

(2)
New or Acquired Clubs include those clubs which were acquired, opened or added under management agreements in the fiscal years ended December 25, 2012 and December 27, 2011 consisting of: Hamlet Golf & Country Club, Willow Creek Golf & Country Club, Wind Watch Golf & Country Club, Canterwood Golf & Country Club, LPGA International, Hollytree Country Club, and Hartefeld National Golf Club.

(3)
Does not include certain international club memberships.

Seasonality of Demand and Fluctuations in Quarterly Results

          Our quarterly results fluctuate as a result of a number of factors. Usage of our golf and country club facilities declines significantly during the first and fourth quarters, when colder temperatures and shorter days reduce the demand for golf and golf-related activities. Our business clubs typically generate a greater share of their yearly revenues in the fourth quarter, which includes the holiday and year-end party season.

          Our results can also be affected by non-seasonal and severe weather patterns. Periods of extremely hot, dry, cold or rainy weather in a given region can be expected to impact our golf-related revenue for that region. Similarly, extended periods of low rainfall can affect the cost and availability of water needed to irrigate our golf courses and can adversely affect results for facilities in the impacted region. Keeping turf grass conditions at a satisfactory level to attract play on our golf courses requires significant amounts of water. Our ability to irrigate a course could be adversely impacted by a drought or other water shortage, which we have experienced from time to time. A severe drought affecting a large number of properties could have a material adverse effect on our business and results of operations.

          In addition, the first, second and third fiscal quarters each consist of twelve weeks, whereas, the fourth quarter consists of sixteen or seventeen weeks of operations. As a result of these factors, we usually generate a disproportionate share of our revenues and cash flows in the second, third and fourth quarters of each year and have lower revenues and profits in the first quarter. The timing of purchases, sales, leasing of facilities or divestitures, has also caused and may cause our results of operations to vary significantly in otherwise comparable periods. To clarify variations caused by newly acquired or divested operations, we employ a same store analysis for year-over-year comparability purposes. See "Basis of Presentation — Same Store Analysis".

Reinvention Capital Investments

          We continue to identify and prioritize capital projects and believe the reinvention of our clubs through strategic capital investments helps drive membership sales, facility usage and member retention. A significant portion of our invested capital is used to add reinvention elements to "major reinvention" clubs, defined as clubs receiving $750,000 or more gross capital spend on a project basis excluding initial one-time capital investments at newly acquired clubs, as we believe these club enhancements represent opportunities to increase revenues and generate a positive return on our investment, although we cannot guarantee such returns. Elements of reinvention capital expenditures include "Touchdown Rooms", which are small private meeting rooms allowing members to hold impromptu private meetings while leveraging the other services of their club. "Anytime Lounges" provide a contemporary and casual atmosphere to work and network, while "Media Rooms" provide state of the art facilities to enjoy various forms of entertainment. Additional reinvention elements include refitted fitness centers, enhanced pool area amenities such as shade cabanas, pool slides and splash pads, redesigned golf practice areas for use by beginners to avid golfers, and newly created or updated indoor and outdoor dining and social gathering areas designed to take advantage of the expansive views and natural beauty of our clubs.

Club Acquisitions and Dispositions

          We continually explore opportunities to expand our business through select acquisitions of attractive properties. We also evaluate joint ventures and management opportunities that allow us to expand our operations and increase our recurring revenue base without substantial capital outlay. We believe that the fragmented nature of the private club industry presents significant opportunities for us to expand our portfolio by leveraging our operational expertise and by taking advantage of market conditions. Additionally, during the normal course of business, we have closed certain business, sports and alumni clubs that were underperforming and terminated certain golf and country club management agreements.

          The table below summarizes the number and type of club acquisitions and dispositions during the periods indicated:

	Golf & Country Clubs					Business, Sports & Alumni Clubs
Acquisitions / (Dispositions)	Owned Clubs	Leased Clubs	Managed	Joint Venture	Total	Owned Clubs	Leased Clubs	Managed	Joint Venture	Total
December 27, 2011	80	12	3	6	101	2	44	4	1	51
First Quarter 2012(1)	—	—	—	—	—	—	—	—	—	—
Second Quarter 2012(2)	—	1	1	—	2	—	—	—	—	—
Third Quarter 2012(3)	—	—	—	—	—	(1)	(1)	—	—	(2)
Fourth Quarter 2012(4)	—	—	(1)	—	(1)	—	—	—	—	—

December 25, 2012	80	13	3	6	102	1	43	4	1	49
First Quarter 2013	—	—	—	—	—	—	—	—	—	—
Second Quarter 2013(5)	1	—	—	—	1	—	—	—	—	—
Third Quarter 2013(6)	—	1	—	—	1	—	—	—	—	—
Fourth Quarter 2013(7)	—	1	—	—	1	—	—	—	—	—

December 31, 2013	81	15	3	6	105	1	43	4	1	49
First Quarter 2014(8)	2	—	—	—	2	—	—	1	—	1

March 25, 2014	83	15	3	6	107	1	43	5	1	50

(1)
In January 2012, we entered into a new agreement to manage and operate LPGA International, a semi-private golf and country club located in Daytona Beach, Florida, and our management agreement with Preserve Golf Club ended as a result of the owner's sale of the underlying property.

(2)
In March 2012, we entered into an agreement to manage and operate Hollytree Country Club, a private country club in Tyler, Texas, and in April 2012, we acquired Hartefeld National Golf Club, a private country club in Avondale, Pennsylvania.

(3)
In August 2012, we ceased operating the Westlake Club in Houston, Texas, and we sold Glendale Racquet Club in September 2012, an owned sports club in Milwaukee, Wisconsin.

(4)
In December 2012, the management agreement with Eagle Ridge Golf Club was terminated as a result of the owner's sale of the underlying property.

(5)
In May 2013, we acquired Oak Tree Country Club, a private country club located in Edmond, Oklahoma.

(6)
In June 2013, we acquired Cherry Valley Country Club, a private country club located in Skillman, New Jersey.

(7)
In December 2013, we acquired Chantilly National Golf and Country Club, a private country club located in Centreville, Virginia.

(8)
In March 2014, we purchased Prestonwood Country Club, a private country club which features two properties: The Creek in Dallas, Texas and The Hills in nearby Plano, Texas, and we began managing and operating Paragon Club of Hefei, a private business club in China.

          Subsequent to the twelve weeks ended March 25, 2014, on April 29, 2014, we acquired the Tournament Players Club ("TPC") Piper Glen in Charlotte, North Carolina for a purchase price of $3.8 million and the TPC Michigan in Dearborn, Michigan for a purchase price of $3.0 million. On April 30, 2014, we finalized the lease and management rights to the Baylor Club, an alumni club under development within the new Baylor University football stadium in Waco, Texas.

Basis of Presentation

          Total revenues recorded in our two principal business segments (1) golf and country clubs and (2) business, sports and alumni clubs, are comprised mainly of revenues from membership dues (including upgrade dues), food and beverage operations and golf operations. Operating expenses recorded in our two principal business segments primarily consist of labor expenses, food and beverage costs, golf course maintenance costs and general and administrative costs.

          We also disclose other ("Other"), which consists of other business activities including ancillary revenues related to alliance arrangements, a portion of the revenue associated with upgrade offerings, reimbursements for certain costs of operations at managed clubs, amortization of certain proceeds received from mineral lease and surface right agreements, corporate overhead expenses, and shared services. Other also includes corporate assets such as cash, goodwill, intangible assets, and loan origination fees.

EBITDA and Adjusted EBITDA

          Adjusted EBITDA ("Adjusted EBITDA") is a key financial measure used by our management to (1) internally measure our operating performance, (2) evaluate segment performance and allocate resources and (3) assess our ability to service our debt, incur additional debt and meet our capital expenditure requirements. We believe that the presentation of Adjusted EBITDA, on a consolidated basis, is appropriate as it provides additional information to investors about our compliance with certain financial covenants and investors and lenders have historically used EBITDA-related measures.

          EBITDA is defined as net income before interest expense, income taxes, interest and investment income, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus or minus impairments, gain or loss on disposition and acquisition of assets, losses from discontinued operations, loss on extinguishment of debt, non-cash and other adjustments, equity-based compensation expense and an acquisition adjustment. The acquisition adjustment to revenues and Adjusted EBITDA within each segment represents estimated deferred revenue using current membership life estimates related to initiation payments that would have been recognized in the applicable period but for the application of purchase accounting in connection with the acquisition of CCI in 2006. Adjusted EBITDA is based on the definition of Consolidated EBITDA as defined in the credit agreement governing the Secured Credit Facilities and may not be comparable to other companies. The credit agreement governing the Secured Credit Facilities contains certain financial covenants which require the maintenance of specified financial ratios in reference to Adjusted EBITDA.

          The following table provides a reconciliation of net loss to EBITDA and Adjusted EBITDA for the periods indicated:

	Fiscal Years Ended			Twelve Weeks Ended
	December 31, 2013	December 25, 2012	December 27, 2011	March 25, 2014	March 19, 2013
	(in thousands)
Net loss	$(40,680)	$(26,992)	$(35,622)	$(3,788)	$(10,491)
Interest expense	83,669	89,369	84,746	15,726	19,580
Income tax expense (benefit)	1,681	(7,528)	(16,421)	(864)	205
Interest and investment income	(345)	(1,212)	(138)	(82)	(75)
Depreciation and amortization	72,073	78,286	93,035	16,446	16,155

EBITDA	$116,398	$131,923	$125,600	$27,438	$25,374
Impairments, disposition of assets and loss from discontinued operations(1)	14,514	26,604	11,030	2,069	1,224
Loss on extinguishment of debt(2)	16,856	—	—	—	—
Non-cash adjustments(3)	3,929	1,865	(37)	462	810
Other adjustments(4)	10,134	3,237	15,574	196	1,765
Equity-based compensation expense(5)	14,217	—	—	832	—
Acquisition adjustment(6)	1,306	2,560	5,006	1,061	591

Adjusted EBITDA	$177,354	$166,189	$157,173	$32,058	$29,764

(1)
Includes non-cash impairment charges related to: liquor licenses, property and equipment, equity method investments, mineral rights, loss on disposals of assets and net loss from discontinued clubs.

(2)
Includes loss on extinguishment of debt calculated in accordance with GAAP.

(3)
Includes non-cash items related to purchase accounting associated with the acquisition of CCI in 2006 by affiliates of KSL, expense recognized for our long-term incentive plan related to fiscal years 2011 through 2013 and non-cash income related to mineral lease and surface rights agreements.

(4)
Represents adjustments permitted by the credit agreement governing the Secured Credit Facilities including cash distributions from equity method investments less earnings of said investments, income or loss attributable to noncontrolling equity interests of continuing operations, franchise taxes, adjustments to accruals for unclaimed property settlements, acquisition costs, debt amendment costs, other charges incurred in connection with the ClubCorp Formation and management fees, termination fee and expenses paid to an affiliate of KSL.

(5)
Includes equity-based compensation expense, calculated in accordance with GAAP, related to awards held by certain employees, executives and directors.

(6)
Represents estimated deferred revenue using current membership life estimates related to initiation payments that would have been recognized in the applicable period but for the application of purchase accounting in connection with the acquisition of CCI in 2006.

          Adjusted EBITDA is not determined in accordance with GAAP and should not be considered as an alternative to, or more meaningful than, operating income or net income (as determined in accordance with GAAP) as a measure of our operating results or net cash provided by operating activities (as determined in accordance with GAAP) as a measure of our cash flows or ability to fund our cash needs. Our measurement of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

Same Store Analysis

          We employ "same store" analysis techniques for a variety of management purposes. By our definition, clubs are evaluated at the beginning of each year and considered same store once they have been fully operational for one fiscal year. Newly acquired or opened clubs, clubs added under management agreements and divested clubs are not classified as same store; however, clubs held for sale are considered same store until they are divested. Once a club has been divested, it is removed from the same store classification for all periods presented and included in discontinued operations. For same store year-over-year comparisons, clubs must be open the entire year for both years in the comparison to be considered same store, therefore, same store facility counts and operating results may vary depending on the years of comparison. We believe this approach provides for a more effective analysis tool because it allows us to assess the results of our core operating strategies by tracking the performance of our established same store clubs without the inclusion of newly acquired or opened clubs.

          Our fiscal year consists of a 52/53 week period ending on the last Tuesday of December. Our first, second and third quarters each consist of twelve weeks while our fourth quarter consists of sixteen or seventeen weeks. For 2013, the fiscal year is comprised of the 53 weeks ended December 31, 2013. For 2012 and 2011, the fiscal years were comprised of the 52 weeks ended December 25, 2012 and December 27, 2011, respectively.

 Results of Operations

          The following table presents our consolidated statements of operations as a percent of total revenues for the periods indicated:

	Fiscal Year Ended						Twelve Weeks Ended
	December 31, 2013	% of Revenue	December 25, 2012	% of Revenue	December 27, 2011	% of Revenue	March 25, 2014	% of Revenue	March 19, 2013	% of Revenue
	(dollars in thousands)
Revenues:
Club operations	$579,751	71.1%	$535,274	70.9%	$513,282	71.3%	$122,817	74.1%	$114,338	73.7%
Food and beverage	231,673	28.4%	216,269	28.6%	203,508	28.3%	42,306	25.5%	39,916	25.7%
Other revenues	3,656	0.4%	3,401	0.5%	3,172	0.4%	600	0.4%	806	0.5%

Total revenues	815,080		754,944		719,962		165,723		155,060
Direct and selling, general and administrative expenses:
Club operating costs exclusive of depreciation	527,787	64.8%	483,653	64.1%	468,577	65.1%	110,986	67.0%	104,193	67.2%
Cost of food and beverage sales exclusive of depreciation	74,607	9.2%	68,735	9.1%	64,256	8.9%	14,480	8.7%	13,868	8.9%
Depreciation and amortization	72,073	8.8%	78,286	10.4%	93,035	12.9%	16,446	9.9%	16,155	10.4%
Provision for doubtful accounts	3,483	0.4%	2,765	0.4%	3,350	0.5%	(236)	(0.1)%	710	0.5%
Loss on disposals of assets	8,122	1.0%	10,904	1.4%	9,599	1.3%	2,069	1.2%	1,219	0.8%
Impairment of assets	6,380	0.8%	4,783	0.6%	1,173	0.2%	—	—%	—	—%
Equity in earnings from unconsolidated ventures	(2,638)	(0.3)%	(1,947)	(0.3)%	(1,487)	(0.2)%	(510)	(0.3)%	(217)	(0.1)%
Selling, general and administrative	64,073	7.9%	45,343	6.0%	52,382	7.3%	11,496	6.9%	9,908	6.4%

Operating income	61,193	7.5%	62,422	8.3%	29,077	4.0%	10,992	6.6%	9,224	5.9%
Interest and investment income	345	—%	1,212	0.2%	138	—%	82	—%	75	—%
Interest expense	(83,669)	(10.3)%	(89,369)	(11.8)%	(84,746)	(11.8)%	(15,726)	(9.5)%	(19,580)	(12.6)%
Loss on extinguishment of debt	(16,856)	(2.1)%	—	—%	—	—%	—	—%	—	—%
Other income	—	—%	2,132	0.3%	3,746	0.5%	—	—%	—	—%

Loss from continuing operations before income taxes	(38,987)	(4.8)%	(23,603)	(3.1)%	(51,785)	(7.2)%	(4,652)	(2.8)%	(10,281)	(6.6)%
Income tax (expense) benefit	(1,681)	(0.2)%	7,528	1.0%	16,421	2.3%	864	0.5%	(205)	(0.1)%

Loss from continuing operations	(40,668)	(5.0)%	(16,075)	(2.1)%	(35,364)	(4.9)%	(3,788)	(2.3)%	(10,486)	(6.8)%
Loss from discontinued clubs, net of income tax	(12)	—%	(10,917)	(1.4)%	(258)	—%	—	—%	(5)	—%

NET LOSS	(40,680)	(5.0)%	(26,992)	(3.6)%	(35,622)	(4.9)%	(3,788)	(2.3)%	(10,491)	(6.8)%
Net (income) loss attributable to noncontrolling interests	(212)	—%	(283)	—%	(575)	(0.1)%	62	—%	41	—%

Net loss attributable to ClubCorp	$(40,892)	(5.0)%	$(27,275)	(3.6)%	$(36,197)	(5.0)%	$(3,726)	(2.2)%	$(10,450)	(6.7)%

WEIGHTED AVERAGE SHARES OUTSTANDING, BASIC	54,172		50,570		50,570		63,762		50,570
WEIGHTED AVERAGE SHARES OUTSTANDING, DILUTED	54,603		50,570		50,570		63,762		50,570
EARNINGS PER COMMON SHARE, BASIC:
Loss from continuing operations attributable to ClubCorp	$(0.75)		$(0.32)		$(0.71)		$(0.06)		$(0.21)

Loss from discontinued clubs attributable to ClubCorp	$—		$(0.22)		$(0.01)		$—		$—

Net loss attributable to ClubCorp	$(0.75)		$(0.54)		$(0.72)		$(0.06)		$(0.21)

EARNINGS PER COMMON SHARE, DILUTED:
Loss from continuing operations attributable to ClubCorp	$(0.75)		$(0.32)		$(0.71)		$(0.06)		$(0.21)

Loss from discontinued clubs attributable to ClubCorp	$—		$(0.22)		$(0.01)		$—		$—

Net loss attributable to ClubCorp	$(0.75)		$(0.54)		$(0.72)		$(0.06)		$(0.21)

 Comparison of the Twelve Weeks Ended March 25, 2014 and March 19, 2013

          The following table presents key financial information derived from our consolidated condensed statements of operations for the twelve weeks ended March 25, 2014 and March 19, 2013:

	Twelve Weeks Ended
	March 25, 2014	March 19, 2013	Change	% Change
	(dollars in thousands)
Total revenues	$165,723	$155,060	$10,663	6.9%
Club operating costs and expenses exclusive of depreciation(1)	125,230	118,771	6,459	5.4%
Depreciation and amortization	16,446	16,155	291	1.8%
Loss on disposals of assets	2,069	1,219	850	69.7%
Equity in earnings from unconsolidated ventures	(510)	(217)	(293)	(135.0)%
Selling, general and administrative	11,496	9,908	1,588	16.0%

Operating income	10,992	9,224	1,768	19.2%
Interest and investment income	82	75	7	9.3%
Interest expense	(15,726)	(19,580)	3,854	19.7%

Loss from continuing operations before income taxes	(4,652)	(10,281)	5,629	54.8%
Income tax benefit (expense)	864	(205)	1,069	521.5%

Loss from continuing operations	$(3,788)	$(10,486)	$6,698	63.9%

(1)
Comprised of club operating costs, cost of food and beverage sales and provision for doubtful accounts.

          Total revenues of $165.7 million for the twelve weeks ended March 25, 2014 increased $10.7 million, or 6.9%, over the twelve weeks ended March 19, 2013, largely due to increased golf and country club revenue. Golf and country club revenue increased $8.5 million, or 7.1%, of which $4.0 million is attributable to golf and country club properties added in 2013 and 2014. The remaining $4.5 million golf and country club revenue increase is driven by increases in same store dues, food and beverage revenue and golf operations. In addition, our business, sports and alumni club segment revenue increased $0.6 million, or 1.6%, primarily due to increases in same store dues and food and beverage revenue. Revenue also increased $2.5 million due to reimbursements for certain operating costs at managed clubs. These reimbursements do not include a markup and have no net impact on operating income, as such costs are included within club operating costs and expenses.

          Club operating costs and expenses totaling $125.2 million for the twelve weeks ended March 25, 2014 increased $6.5 million, or 5.4%, compared to the twelve weeks ended March 19, 2013. The increase is partially due to $3.4 million of club operating costs and expenses related to club properties added in 2013 and 2014 and $1.0 million of increased variable labor costs and food and beverage cost of goods sold associated with higher revenues. The remaining increase is largely related to $2.5 million in certain operating costs at managed clubs, which are offset by reimbursements recorded within revenue, resulting in no net impact on operating income.

          Depreciation and amortization increased $0.3 million, or 1.8% during the twelve weeks ended March 25, 2014 compared to the twelve weeks ended March 19, 2013, due to $0.8 million higher depreciation resulting from our increased fixed asset balances offset by $0.6 million lower amortization expense from intangible assets that fully amortized during the fiscal year ended December 31, 2013.

          Loss on disposal of assets for the twelve weeks ended March 25, 2014 and March 19, 2013 of $2.1 million and $1.2 million, respectively, were largely comprised of losses on asset retirements during the normal course of business.

          Selling, general and administrative expenses of $11.5 million for the twelve weeks ended March 25, 2014 increased $1.6 million, or 16.0%, compared to the twelve weeks ended March 19, 2013 due to the recognition of equity-based compensation expense of $0.6 million in the twelve weeks ended March 25, 2014 while none was recognized in the twelve weeks ended March 19, 2013, a $0.6 million increase in payroll expense including incremental payroll expense related to being a public-equity filer and an increase of $0.7 million in professional fees due to increased acquisition costs offset by savings of $0.3 million in connection with the termination of a management agreement with an affiliate of KSL during the fiscal year ended December 31, 2013.

          Interest expense totaled $15.7 million and $19.6 million for the twelve weeks ended March 25, 2014 and March 19, 2013, respectively. The $3.9 million decrease is primarily comprised of $3.4 million reduction due to lower principal balance on the Senior Notes issued by Operations and a $0.7 million reduction due to lower interest rates on the Secured Credit Facilities.

          The effective tax rates for the twelve weeks ended March 25, 2014 and March 19, 2013 were 18.6% and (2.0)%, respectively. The amount of tax expense or benefit recognized in interim financial statements is determined by multiplying our year-to-date pre-tax income or loss by an annual effective tax rate, which is an estimate of the expected relationship between tax expense or benefit for the full year to the pre-tax income or loss expected for the full year (pre-tax income or loss excluding unusual or infrequently occurring discrete items). For the twelve weeks ended March 25, 2014 and March 19, 2013, the effective tax rate differed from the statutory federal tax rate of 35.0% primarily due to state taxes, changes in uncertain tax positions and certain other permanent differences. The relative impact these items have on the effective tax rate varies based on the forecasted amount of pre-tax income or loss for the year.

Segment Operations

          The following table presents key financial information for our Segments and Adjusted EBITDA for the twelve weeks ended March 25, 2014 and March 19, 2013:

	Twelve Weeks Ended
Consolidated Summary	March 25, 2014	March 19, 2013	Change	% Change
	(dollars in thousands)
Total Revenue	$165,723	$155,060	$10,663	6.9%

Adjusted EBITDA:
Golf and Country Clubs	$36,402	$32,633	$3,769	11.5%
Business, Sports and Alumni Clubs	6,436	5,712	724	12.7%
Other	(10,780)	(8,581)	(2,199)	(25.6)%

Total Adjusted EBITDA(1)	$32,058	$29,764	$2,294	7.7%

(1)
See "Basis of Presentation — EBITDA and Adjusted EBITDA" for the definition of Adjusted EBITDA and a reconciliation of net loss to Adjusted EBITDA.

          For the twelve weeks ended March 25, 2014, Adjusted EBITDA increased $2.3 million, or 7.7%, over the twelve weeks ended March 19, 2013, due primarily to Adjusted EBITDA growth in our golf and country club segment partially offset by decreases in Other.

Golf and Country Clubs

          The following table presents key financial information for our golf and country clubs for the twelve weeks ended March 25, 2014 and March 19, 2013. References to percentage changes that are not meaningful are denoted by "NM".

	Twelve Weeks Ended
Golf and Country Club Segment	March 25, 2014	March 19, 2013	Change	% Change
	(in thousands, except for membership data and percentages)
Same Store Clubs
Revenue
Dues	$65,992	$63,013	$2,979	4.7%
Food and Beverage	23,868	22,597	1,271	5.6%
Golf Operations	23,873	23,078	795	3.4%
Other	10,027	10,562	(535)	(5.1)%

Revenue	$123,760	$119,250	$4,510	3.8%
Adjusted EBITDA	$35,733	$32,633	$3,100	9.5%
Adjusted EBITDA Margin	28.9%	27.4%	150 bps	5.5%
New or Acquired Clubs
Revenue	$4,011	$—	$4,011	NM
Adjusted EBITDA	$669	$—	$669	NM
Total Golf and Country Clubs
Revenue	$127,771	$119,250	$8,521	7.1%
Adjusted EBITDA	$36,402	$32,633	$3,769	11.5%
Adjusted EBITDA Margin	28.5%	27.4%	110 bps	4.0%
Same Store Memberships	83,616	82,756	860	1.0%
Total Memberships	86,829	82,756	4,073	4.9%
Same Store Average Membership(1)	83,527	82,738	789	1.0%
Dues per Average Same Store Membership(2)	$790	$762	$28	3.7%
Revenue per Average Same Store Membership(2)	$1,482	$1,441	$41	2.8%

(1)
Same store average membership is calculated using the same store membership count at the beginning and end of the period indicated.

(2)
Same store dues or revenue divided by same store average membership.

          Total revenue for same store golf and country clubs increased $4.5 million, or 3.8%, for the twelve weeks ended March 25, 2014 compared to the twelve weeks ended March 19, 2013, largely due to increases in dues, food and beverage and golf operations. Dues revenue increased $3.0 million, or 4.7% due to a rate increase in dues per same store average memberships, an increase in number of memberships and greater participation in the O.N.E. offering. Food and beverage revenue increased $1.3 million, or 5.6%, primarily due to a 4.4% increase in a la carte revenue driven by a 5.5% increase in a la carte check average and an increase in private party revenue driven by increased spend in social and corporate private events. Golf operations revenue increased $0.8 million, or 3.4%, due to increases in average green fees and increased retail revenue.

          Adjusted EBITDA for same store golf and country clubs increased $3.1 million, or 9.5%, for the twelve weeks ended March 25, 2014 compared to the twelve weeks ended March 19, 2013, largely due to the increase in higher margin dues revenue combined with improved margins in food and beverage and retail sales. As a result, same store Adjusted EBITDA margin for the twelve weeks ended March 25, 2014 increased 150 basis points over the twelve weeks ended March 19, 2013.

Business, Sports and Alumni Clubs

          The following table presents key financial information for our business, sports and alumni clubs for the twelve weeks ended March 25, 2014 and March 19, 2013. References to percentage changes that are not meaningful are denoted by "NM".

	Twelve Weeks Ended
Business, Sports and Alumni Club Segment	March 25, 2014	March 19, 2013	Change	% Change
	(in thousands, except for membership data and percentages)
Same Store Clubs
Revenue
Dues	$17,885	$17,593	$292	1.7%
Food and Beverage	18,056	17,586	470	2.7%
Other	2,498	2,669	(171)	(6.4)%

Revenue	$38,439	$37,848	$591	1.6%
Adjusted EBITDA	$6,451	$5,712	$739	12.9%
Adjusted EBITDA Margin	16.8%	15.1%	170 bps	11.3%
New or Acquired Clubs
Revenue	$2	$—	$2	NM
Adjusted EBITDA	$(15)	$—	$(15)	NM
Total Business, Sports and Alumni Clubs
Revenue	$38,441	$37,848	$593	1.6%
Adjusted EBITDA	$6,436	$5,712	$724	12.7%
Adjusted EBITDA Margin	16.7%	15.1%	160 bps	10.6%
Same Store Memberships	61,320	62,310	(990)	(1.6)%
Total Memberships	61,320	62,310	(990)	(1.6)%
Same Store Average Membership(1)	61,363	62,178	(815)	(1.3)%
Dues per Average Same Store Membership(2)	$291	$283	$8	2.8%
Revenue per Average Same Store Membership(2)	$626	$609	$17	2.8%

(1)
Same store average membership is calculated using the same store membership count at the beginning and end of the period indicated.

(2)
Same store dues or revenue divided by same store average membership.

          Total revenues for same store business, sports and alumni clubs increased $0.6 million, or 1.6%, for the twelve weeks ended March 25, 2014 compared to the twelve weeks ended March 19, 2013, due to increases in food and beverage revenue and same store dues. Food and beverage revenue increased $0.5 million, or 2.7%, due to a 3.0% increase in private party revenue driven by increased spend in corporate private events and a 2.0% increase in a la carte revenue, driven by an increase in a la carte covers per same store average membership. Dues revenue increased $0.3 million, or 1.7% due to a rate increase in dues per same store average membership.

          Adjusted EBITDA for same store business, sports and alumni clubs increased $0.7 million, or 12.9%, for the twelve weeks ended March 25, 2014 compared to the twelve weeks ended March 19, 2013 due to lower bad debt expense and timing of certain expenses, including marketing and advertising expenses. Same store Adjusted EBITDA margin for the twelve weeks ended March 25, 2014 increased 170 basis points compared to the twelve weeks ended March 19, 2013.

Other

          The following table presents financial information for Other, which is comprised primarily of activities not related to our two business segments, for the twelve weeks ended March 25, 2014 and March 19, 2013:

	Twelve Weeks Ended
Other	March 25, 2014	March 19, 2013	Change	% Change
	(dollars in thousands)
Adjusted EBITDA	$(10,780)	$(8,581)	$(2,199)	(25.6)%

          Other Adjusted EBITDA decreased $2.2 million, or 25.6%, for the twelve weeks ended March 25, 2014 compared to the twelve weeks ended March 19, 2013 largely due to $1.5 million lower cash distributions from our equity method investments, that are subject to timing, and a $0.5 million increase in payroll expense including incremental payroll expense related to being a public-equity filer.

 Comparison of the Fiscal Years Ended December 31, 2013 and December 25, 2012

          The following table presents key financial information derived from our consolidated statements of operations for the fiscal years ended December 31, 2013 (consisting of 53 weeks) and December 25, 2012 (consisting of 52 weeks):

	Fiscal Year Ended
	December 31, 2013 (53 weeks)	December 25, 2012 (52 weeks)	Change(1)	% Change(1)
	(dollars in thousands)
Total revenues	$815,080	$754,944	$60,136	8.0%
Club operating costs and expenses exclusive of depreciation(2)	605,877	555,153	50,724	9.1%
Depreciation and amortization	72,073	78,286	(6,213)	(7.9)%
Loss on disposals of assets	8,122	10,904	(2,782)	(25.5)%
Impairment of assets	6,380	4,783	1,597	33.4%
Equity in earnings from unconsolidated ventures	(2,638)	(1,947)	(691)	(35.5)%
Selling, general and administrative	64,073	45,343	18,730	41.3%

Operating income	61,193	62,422	(1,229)	(2.0)%
Interest and investment income	345	1,212	(867)	(71.5)%
Interest expense	(83,669)	(89,369)	5,700	6.4%
Loss on extinguishment of debt	(16,856)	—	(16,856)	(100.0)%
Other income	—	2,132	(2,132)	(100.0)%

Loss from continuing operations before income taxes	(38,987)	(23,603)	(15,384)	(65.2)%
Income tax (expense) benefit	(1,681)	7,528	(9,209)	(122.3)%

Loss from continuing operations	$(40,668)	$(16,075)	$(24,593)	(153.0)%

(1)
All figures refer to year-over-year growth. The fiscal year ended December 31, 2013 benefited from one additional week in such fiscal year.

(2)
Comprised of club operating costs, cost of food and beverage sales and provision for doubtful accounts.

          Total revenues of $815.1 million for the fiscal year ended December 31, 2013 increased $60.1 million, or 8.0%, over the fiscal year ended December 25, 2012, largely due to increased golf and country club revenue. Golf and country club revenue increased $43.8 million, or 7.5%, of which $11.5 million is attributable to golf and country club properties added in 2012 and 2013. The remaining $32.3 million golf and country club revenue increase is driven by increases from all revenue streams due to fiscal year 2013 comprising 53 weeks, while fiscal year 2012 was comprised of 52 weeks, increases in same store dues, food and beverage, golf operations and other revenue. In addition, our business, sports and alumni club segment revenue increased $6.1 million, or 3.5%, primarily due to increases in all types of revenue due to fiscal year 2013 comprising of 53 weeks, while fiscal year 2012 was comprised of 52 weeks and an increase in dues revenue and food and beverage revenue. Revenue also increased $9.5 million, due to reimbursements for certain operating costs at managed clubs. These reimbursements do not include a markup and have no net impact on operating income, as such costs are included within club operating costs and expenses.

          Club operating costs and expenses totaling $605.9 million for the fiscal year ended December 31, 2013 increased $50.7 million, or 9.1%, compared to the fiscal year ended December 25, 2012. The increase is partially due to $10.2 million of club operating costs and expenses related to club properties added in 2012 and 2013 and $20.7 million of increased variable labor costs and food and beverage cost of goods sold associated with higher revenues. The remaining increase is largely related to $9.5 million in certain operating costs at managed clubs, which are offset by reimbursements recorded within revenue, resulting in no net impact on operating income. Additionally, club operating costs and expenses include $4.6 million equity-based compensation expense in the fiscal year ended December 31, 2013 while none was recorded in the fiscal year ended December 25, 2012.

          Depreciation and amortization decreased $6.2 million, or 7.9% during the fiscal year ended December 31, 2013 compared to the fiscal year ended December 25, 2012, due primarily to lower amortization expense from intangible assets that fully amortized at the end of fiscal 2012.

          Loss on disposal of assets for the fiscal years ended December 31, 2013 and December 25, 2012 of $8.1 million and $10.9 million, respectively, were largely comprised of losses on asset retirements during the normal course of business. During the fiscal year ended December 31, 2013, the losses were partially offset by a property settlement of $0.8 million, while the losses in the fiscal year ended December 25, 2012 were partially offset by insurance proceeds related to Hurricane Irene of $2.0 million and a property settlement of $1.2 million.

          Impairment of assets of $6.4 million for the fiscal year ended December 31, 2013 was primarily comprised of impairment losses to liquor licenses and property and equipment at certain of our clubs to adjust the carrying amount of certain liquor licenses and property and equipment, respectively, to its fair value. Impairment of assets of $4.8 million for the fiscal year ended December 25, 2012 included impairments of mineral rights assets of $3.0 million, intangible assets of $0.5 million, an equity method investment of $0.7 million and property and equipment of $0.7 million.

          Selling, general and administrative expenses of $64.1 million for the fiscal year ended December 31, 2013 increased $18.7 million, or 41.3%, compared to the fiscal year ended December 25, 2012 primarily due to the recognition of equity-based compensation expense of $9.6 million in the fiscal year ended December 31, 2013 while none was recognized in the fiscal year ended December 25, 2012, a one-time payment of $5.0 million to an affiliate of KSL in connection with the termination of a management agreement in connection with our IPO during the fiscal year ended December 31, 2013 and a $1.7 million increase in incentive compensation expense largely due to improved performance in the fiscal year ended December 31, 2013.

          Interest expense totaled $83.7 million and $89.4 million for the fiscal years ended December 31, 2013 and December 25, 2012, respectively. The $5.7 million decrease is comprised of a $4.0 million reduction due to lower interest rates on the Secured Credit Facilities and $1.4 million lower accretion expense related to membership initiation deposits.

          Loss on extinguishment of debt for the fiscal year ended December 31, 2013 consisted of a $14.5 million redemption premium payment and a write-off of $2.3 million in debt issuance costs both resulting from the redemption of $145.3 million of the Senior Notes. We did not incur any losses on extinguishment of debt during the fiscal year ended December 25, 2012.

          Income tax expense for the fiscal year ended December 31, 2013 increased $9.2 million compared to the fiscal year ended December 25, 2012, and the effective tax rates were (4.3)% and 31.9% for the fiscal years ended December 31, 2013 and December 25, 2012, respectively. For the fiscal year ended December 31, 2013, the effective tax rate differed from the statutory federal tax rate of 35.0% primarily due to state taxes, changes in uncertain tax positions and certain permanent differences. For the fiscal year ended December 25, 2012, the effective tax rate differed from the statutory federal tax rate of 35.0% primarily due to changes in uncertain tax positions, state and foreign taxes.

 Segment Operations

          The following table presents key financial information for our Segments and Adjusted EBITDA for the fiscal years ended December 31, 2013 (consisting of 53 weeks) and December 25, 2012 (consisting of 52 weeks):

	Fiscal Year Ended
	December 31, 2013 (53 weeks)	December 25, 2012 (52 weeks)	Change(1)	% Change(1)
	(dollars in thousands)
Total Revenue	$815,080	$754,944	$60,136	8.0%

Adjusted EBITDA:
Golf and Country Clubs	$180,358	$168,594	$11,764	7.0%
Business, Sports and Alumni Clubs	34,500	34,255	245	0.7%
Other	(37,504)	(36,660)	(844)	(2.3)%

Total Adjusted EBITDA(2)	$177,354	$166,189	$11,165	6.7%

(1)
All figures refer to year-over-year growth. The fiscal year ended December 31, 2013 benefited from one additional week in such fiscal year.

(2)
See "Basis of Presentation — EBITDA and Adjusted EBITDA" for the definition of Adjusted EBITDA and a reconciliation of net loss to Adjusted EBITDA.

Golf and Country Clubs

          The following table presents key financial information for our golf and country clubs for the fiscal years ended December 31, 2013 (consisting of 53 weeks) and December 25, 2012 (consisting of 52 weeks). References to percentage changes that are not meaningful are denoted by "NM".

	Fiscal Year Ended
Golf and Country Club Segment	December 31, 2013 (53 weeks)	December 25, 2012 (52 weeks)	Change(1)	% Change(1)
	(in thousands, except for membership data and percentages)
Same Store Clubs
Revenue
Dues	$284,898	$266,906	$17,992	6.7%
Food and Beverage	137,450	128,687	8,763	6.8%
Golf Operations	141,110	137,663	3,447	2.5%
Other	49,788	48,977	811	1.7%

Revenue	$613,246	$582,233	$31,013	5.3%
Adjusted EBITDA	$177,647	$167,876	$9,771	5.8%
Adjusted EBITDA Margin	29.0%	28.8%	20 bps	0.7%
Acquisitions
Revenue	$15,377	$3,850	$11,527	NM
Adjusted EBITDA	$2,711	$718	$1,993	NM
Total Golf and Country Clubs
Revenue	$628,623	$586,083	$42,540	7.3%
Adjusted EBITDA	$180,358	$168,594	$11,764	7.0%
Adjusted EBITDA Margin	28.7%	28.8%	(10) bps	(0.3)%
Same Store Memberships	81,750	81,112	638	0.8%
Total Memberships	85,397	82,719	2,678	3.2%
Same Store Average Membership(2)	81,431	80,866	565	0.7%
Dues per Average Same Store Membership(3)	$3,499	$3,301	$198	6.0%
Revenue per Average Same Store Membership(3)	$7,531	$7,200	$331	4.6%

(1)
All figures refer to year-over-year growth. The fiscal year ended December 31, 2013 benefited from one additional week in such fiscal year.

(2)
Same store average membership is calculated using the same store membership count at the beginning and end of the period indicated.

(3)
Same store dues or revenue divided by same store average membership.

          Total revenue for same store golf and country clubs increased $31.0 million, or 5.3%, for the fiscal year ended December 31, 2013 compared to the fiscal year ended December 25, 2012, largely due to increases in dues, increases from all major revenue streams due to fiscal year 2013 comprising 53 weeks, while fiscal year 2012 was comprised of 52 weeks and increases in food and beverage, golf operations and other revenue. Dues revenue increased $18.0 million, or 6.7%, inclusive of one additional week in fiscal year 2013, due to an increase in average dues per membership, which is partially due to revenues from the O.N.E offering, and an increase in memberships. Food and beverage revenue increased $8.8 million, or 6.8%, primarily due to a 7.8% increase in a la carte revenue driven by an increase in a la carte covers per average membership, which is partially driven by the O.N.E. offering, combined with a 2.0% increase in a la carte check average and an increase in private party revenue driven by increased spend in social and corporate private parties. Golf operations revenue increased $3.4 million, or 2.5%, due to increases in average green fees, cart fees and increased retail revenue.

          Adjusted EBITDA for same store golf and country clubs increased $9.8 million, or 5.8%, for the fiscal year ended December 31, 2013 compared to the fiscal year ended December 25, 2012, inclusive of one additional week in fiscal year 2013, largely due to the increase in higher margin dues revenue. As a result, same store Adjusted EBITDA margin for the fiscal year ended December 31, 2013 increased 20 basis points over the fiscal year ended December 25, 2012.

Business, Sports and Alumni Clubs

          The following table presents key financial information for our business, sports and alumni clubs for the fiscal years ended December 31, 2013 (consisting of 53 weeks) and December 25, 2012 (consisting of 52 weeks). References to percentage changes that are not meaningful are denoted by "NM".

	Fiscal Year Ended
Business, Sports and Alumni Club Segment	December 31, 2013 (53 weeks)	December 25, 2012 (52 weeks)	Change(1)	% Change(1)
	(in thousands, except for membership data and percentages)
Same Store Clubs
Revenue
Dues	$77,600	$74,914	$2,686	3.6%
Food and Beverage	90,171	86,958	3,213	3.7%
Other	12,659	12,472	187	1.5%

Revenue	$180,430	$174,344	$6,086	3.5%
Adjusted EBITDA	$34,508	$34,255	$253	0.7%
Adjusted EBITDA Margin	19.1%	19.6%	(50) bps	(2.6)%
Acquisitions
Revenue	$—	$—	$—	NM
Adjusted EBITDA	$(8)	$—	$(8)	NM
Total Business, Sports and Alumni Clubs
Revenue	$180,430	$174,344	$6,086	3.5%
Adjusted EBITDA	$34,500	$34,255	$245	0.7%
Adjusted EBITDA Margin	19.1%	19.6%	(50) bps	(2.6)%
Same Store Memberships	61,405	62,046	(641)	(1.0)%
Total Memberships	61,405	62,046	(641)	(1.0)%
Same Store Average Membership(2)	61,726	62,500	(774)	(1.2)%
Dues per Average Same Store Membership(3)	$1,257	$1,199	$58	4.8%
Revenue per Average Same Store Membership(3)	$2,923	$2,790	$133	4.8%

(1)
All figures refer to year-over-year growth. The fiscal year ended December 31, 2013 benefited from one additional week in such fiscal year.

(2)
Same store average membership is calculated using the same store membership count at the beginning and end of the period indicated.

(3)
Same store dues or revenue divided by same store average membership.

          Total revenues for same store business, sports and alumni clubs increased $6.1 million, or 3.5%, for the fiscal year ended December 31, 2013 compared to the fiscal year ended December 25, 2012, due to increases from all major revenue streams due to fiscal year 2013 comprising 53 weeks, while fiscal year 2012 was comprised of 52 weeks, as well as increases in food and beverage revenue. Food and beverage revenue increased $3.2 million, or 3.7%, due to an 8.9% increase in a la carte revenue, driven by a 5.9% increase in a la carte check average and a 4.1% increase in a la carte covers per average membership, combined with an increase in private party revenue driven by increased spend in corporate private parties. Dues revenue increased $2.7 million, or 3.6%, inclusive of one additional week in fiscal year 2013.

          Adjusted EBITDA for same store business, sports and alumni clubs increased $0.2 million, or 0.7%, for the fiscal year ended December 31, 2013 compared to the fiscal year ended December 25, 2012, inclusive of one additional week in fiscal year 2013, as improved revenues were offset by increases in variable labor costs and an increase in cost of goods sold associated with increased food and beverage revenue. The remaining increase in expenses was primarily related to increased leasing costs associated with the relocation and reinvention of one of our business clubs. Primarily as a result of the relocation and reinvention of the business club described above, Adjusted EBITDA margin for the fiscal year ended December 31, 2013 declined 50 basis points compared to the fiscal year ended December 25, 2012.

Other

          The following table presents financial information for Other, which is comprised primarily of activities not related to our two business segments, for the fiscal years ended December 31, 2013 (consisting of 53 weeks) and December 25, 2012 (consisting of 52 weeks):

	Fiscal Year Ended
Other	December 31, 2013 (53 weeks)	December 25, 2012 (52 weeks)	Change	% Change
	(dollars in thousands)
Adjusted EBITDA	$(37,504)	$(36,660)	$(844)	(2.3)%

          Other Adjusted EBITDA decreased $0.8 million, or 2.3%, for the fiscal year ended December 31, 2013 compared to the fiscal year ended December 25, 2012 largely due to an increase in incentive compensation expense due to improved performance in the fiscal year ended December 31, 2013.

 Comparison of the Fiscal Years Ended December 25, 2012 and December 27, 2011

          The following table presents key financial information derived from our consolidated statements of operations for the fiscal year ended December 25, 2012 and December 27, 2011:

	Fiscal Year Ended
	December 25, 2012	December 27, 2011	Change	% Change
	(dollars in thousands)
Total revenues	$754,944	$719,962	$34,982	4.9%
Club operating costs and expenses exclusive of depreciation(1)	555,153	536,183	18,970	3.5%
Depreciation and amortization	78,286	93,035	(14,749)	(15.9)%
Loss on disposals of assets	10,904	9,599	1,305	13.6%
Impairment of assets	4,783	1,173	3,610	307.8%
Equity in earnings from unconsolidated ventures	(1,947)	(1,487)	(460)	(30.9)%
Selling, general and administrative	45,343	52,382	(7,039)	(13.4)%

Operating income	62,422	29,077	33,345	114.7%
Interest and investment income	1,212	138	1,074	778.3%
Interest expense	(89,369)	(84,746)	(4,623)	(5.5)%
Other income	2,132	3,746	(1,614)	(43.1)%

Loss from continuing operations before income taxes	(23,603)	(51,785)	28,182	54.4%
Income tax benefit	7,528	16,421	(8,893)	(54.2)%

Loss from continuing operations	$(16,075)	$(35,364)	$19,289	54.5%

(1)
Comprised of club operating costs, cost of food and beverage sales and provision for doubtful accounts.

          Total revenues of $754.9 million for the fiscal year ended December 25, 2012 increased $35.0 million, or 4.9%, over the fiscal year ended December 27, 2011, primarily due to increased golf and country club revenues. Golf and country club revenues increased $32.6 million, or 5.9%, of which $12.4 million is attributable to golf and country clubs added in 2011 and 2012. The remaining $20.2 million increase is primarily due to increases in membership, food and beverage and golf operations revenues. In addition, business, sports and alumni club revenues increased $3.0 million, or 1.8%, largely due to a $3.1 million increase in food and beverage sales, driven by increased spend in corporate and social private party events.

          Club operating costs and expenses of $555.2 million for the fiscal year ended December 25, 2012 increased $19.0 million, or 3.5%, compared to the fiscal year ended December 27, 2011, of which $10.4 million is attributable to club properties added in 2011 and 2012. The remaining $8.6 million increase is primarily due to increased variable labor costs and an increase in cost of goods sold associated with increased revenues from food and beverage and retail sales.

          Depreciation and amortization decreased $14.7 million, or 15.9%, for the fiscal year ended December 25, 2012 compared to the fiscal year ended December 27, 2011 due to a decrease in amortization expense related to member relationship intangibles that were fully amortized during the fiscal year ended December 27, 2011 for our business, sports and alumni clubs segment.

          Loss on disposal of assets of $10.9 million for the fiscal year ended December 25, 2012 largely consisted of losses on asset retirements, but was partially offset by insurance proceeds related to Hurricane Irene, a property settlement and eminent domain proceeds of $2.0 million, $1.2 million and $0.3 million, respectively. Loss on disposal of assets of $9.6 million for the fiscal year ended December 27, 2011 primarily consisted of losses on asset retirements.

          Impairment of assets for the fiscal year ended December 25, 2012 of $4.8 million was largely due to the impairment of mineral interests on certain golf properties. Impairment of assets for the fiscal year ended December 27, 2011 of $1.2 million was primarily comprised of liquor license impairments.

          Selling, general and administrative expenses of $45.3 million for the fiscal year ended December 25, 2012 decreased $7.0 million, or 13.4%, compared to the fiscal year ended December 27, 2011. The decrease is primarily due to one-time expenses that occurred during the fiscal year ended December 27, 2011, including a $4.0 million arbitration award arising out of a dispute related to a series of agreements first entered into in 1999 relating to the acquisition and development of a golf course property, $2.1 million of professional fees incurred in connection with Operations becoming a public filer with the SEC in connection with the Senior Notes and higher legal, professional and other costs incurred in connection with the acquisition of three golf and country clubs in the Long Island area of New York and one property in Seattle, Washington.

          Interest expense totaled $89.4 million and $84.7 million for the fiscal years ended December 25, 2012 and December 27, 2011, respectively. The $4.7 million increase is largely due to the accretion of initiation deposit liabilities. There was minimal fluctuation related to our indebtedness as a significant portion is at a fixed rate and variable interest rates remained consistent for the majority of the year. See "Liquidity and Capital Resources — Debt" for a description of the recent amendment to our term loan facility.

          Other income decreased $1.6 million, or 43.1%, for the fiscal year ended December 25, 2012 compared to the fiscal year ended December 27, 2011, largely due to proceeds from certain mineral lease and surface right agreements that have become fully amortized.

          Income tax benefit of $7.5 million for the fiscal year ended December 25, 2012 decreased $8.9 million, or 54.2%, compared to $16.4 million for the fiscal year ended December 27, 2011. The decrease was driven primarily by a $28.2 million decrease in pre-tax loss. The effective tax rates were 31.9% and 31.7% for the fiscal years ended December 25, 2012 and December 27, 2011, respectively. For the fiscal year ended December 25, 2012, the effective tax rate differed from the statutory federal tax rate of 35.0% primarily due to changes in uncertain tax positions, state and foreign taxes. For the fiscal year ended December 27, 2011, the effective tax rate differed from the statutory federal tax rate of 35.0% primarily due to state taxes.

 Segment Operations

          The following table presents key financial information for our Segments and Adjusted EBITDA for the fiscal year ended December 25, 2012 and December 27, 2011:

	Fiscal Year Ended
Consolidated Summary	December 25, 2012	December 27, 2011	Change	% Change
	(dollars in thousands)
Total Revenue	$754,944	$719,962	$34,982	4.9%

Adjusted EBITDA:
Golf and Country Clubs	$168,594	$156,001	$12,593	8.1%
Business, Sports and Alumni Clubs	34,255	32,673	1,582	4.8%
Other	(36,660)	(31,501)	(5,159)	(16.4)%

Total Adjusted EBITDA(1)	$166,189	$157,173	$9,016	5.7%

(1)
See "Basis of Presentation — EBITDA and Adjusted EBITDA" for the definition of Adjusted EBITDA and a reconciliation of net loss to Adjusted EBITDA.

Golf and Country Clubs

          The following table presents key financial information for our golf and country clubs for the fiscal years ended December 25, 2012 and December 27, 2011. References to percentage changes that are not meaningful are denoted by "NM".

	Fiscal Year Ended
Golf and Country Club Segment	December 25, 2012	December 27, 2011	Change	% Change
	(in thousands, except for membership data and percentages)
Same Store Clubs
Revenue
Dues	$261,930	$254,729	$7,201	2.8%
Food and Beverage	122,150	116,960	5,190	4.4%
Golf Operations	131,461	128,403	3,058	2.4%
Other	48,018	45,518	2,500	5.5%

Revenue	$563,559	$545,610	$17,949	3.3%
Adjusted EBITDA	$164,663	$154,738	$9,925	6.4%
Adjusted EBITDA Margin	29.2%	28.4%	80 bps	2.8%
Acquisitions
Revenue	$22,524	$10,077	$12,447	NM
Adjusted EBITDA	$3,931	$1,263	$2,668	NM
Total Golf and Country Clubs
Revenue	$586,083	$555,687	$30,396	5.5%
Adjusted EBITDA	$168,594	$156,001	$12,593	8.1%
Adjusted EBITDA Margin	28.8%	28.1%	70 bps	2.5%
Same Store Memberships	79,814	79,540	274	0.3%
Total Memberships	82,719	80,619	2,100	2.6%
Same Store Average Membership(1)	79,677	79,598	79	0.1%
Dues per Average Same Store Membership(2)	$3,287	$3,200	$87	2.7%
Revenue per Average Same Store Membership(2)	$7,073	$6,855	$218	3.2%

(1)
Same store average membership is calculated using the same store membership count at the beginning and end of the period indicated.

(2)
Same store dues or revenue divided by same store average membership.

          Total revenues for same store golf and country clubs increased $17.9 million, or 3.3%, for the fiscal year ended December 25, 2012 compared to the fiscal year ended December 27, 2011, primarily due to increases in dues revenues, food and beverage and golf operation revenues. Dues revenues increased $7.2 million, or 2.8%, largely due to an increase in average dues per membership and partially due to upgrade revenues from the O.N.E. offering. Food and beverage revenues increased $5.2 million, or 4.4%, due to increases in a la carte volume and private party revenues, driven by the O.N.E. offering and increased spend in private party events. Golf operations revenues increased $3.1 million, or 2.4%, over the fiscal year ended December 27, 2011, largely due to a 5.9% and 3.2% increase in merchandise sales and cart rental revenues, respectively. The increase in merchandise sales and cart rental revenues was driven by a 2.5% increase in retail revenue per round and 3.0% increase in member golf rounds.

          Adjusted EBITDA for same store golf and country clubs increased $9.9 million, or 6.4%, for the fiscal year ended December 25, 2012 compared to the fiscal year ended December 27, 2011 largely due to increases in higher margin dues revenues. As a result, same store Adjusted EBITDA margin for the fiscal year ended December 25, 2012 increased 80 basis points over the fiscal year ended December 27, 2011.

Business, Sports and Alumni Clubs

          The following table presents key financial information for our business, sports and alumni clubs for the fiscal years ended December 25, 2012 and December 27, 2011. References to percentage changes that are not meaningful are denoted by "NM".

	Fiscal Year Ended
Business, Sports and Alumni Club Segment	December 25, 2012	December 27, 2011	Change	% Change
	(in thousands, except for membership data and percentages)
Same Store Clubs
Revenue
Dues	$74,914	$75,386	$(472)	(0.6)%
Food and Beverage	86,958	83,905	3,053	3.6%
Other	12,472	12,254	218	1.8%

Revenue	$174,344	$171,545	$2,799	1.6%
Adjusted EBITDA	$34,255	$32,673	$1,582	4.8%
Adjusted EBITDA Margin	19.6%	19.0%	60 bps	3.2%
Acquisitions
Revenue	$—	$—	$—	NM
Adjusted EBITDA	$—	$—	$—	NM
Total Business, Sports and Alumni Clubs
Revenue	$174,344	$171,545	$2,799	1.6%
Adjusted EBITDA	$34,255	$32,673	$1,582	4.8%
Adjusted EBITDA Margin	19.6%	19.0%	60 bps	3.2%
Same Store Memberships	62,046	62,953	(907)	(1.4)%
Total Memberships	62,046	62,953	(907)	(1.4)%
Same Store Average Membership(1)	62,500	63,460	(960)	(1.5)%
Dues per Average Same Store Membership(2)	$1,199	$1,188	$11	0.9%
Revenue per Average Same Store Membership(2)	$2,790	$2,703	$87	3.2%

(1)
Same store average membership is calculated using the same store membership count at the beginning and end of the period indicated.

(2)
Same store dues or revenue divided by same store average membership.

          Total revenues for business, sports and alumni clubs increased $2.8 million, or 1.6%, for the fiscal year ended December 25, 2012 compared to the fiscal year ended December 27, 2011 primarily due to increases in food and beverage revenues of $3.1 million, or 3.6%. The increase was largely driven by a $2.0 million, or 3.7%, improvement in private party revenues.

          Adjusted EBITDA for business, sports and alumni clubs increased $1.6 million, or 4.8%, for the fiscal year ended December 25, 2012 compared to the fiscal year ended December 27, 2011 partially due to increased revenues but primarily attributable to our continued focus on cost controls and expense management. Adjusted EBITDA margin of 19.6% for fiscal year ended December 25, 2012 increased 60 basis points over 19.0% for the fiscal year ended December 27, 2011.

Other

          The following table presents financial information for Other, which is comprised primarily of activities not related to our two business segments, for the for fiscal years ended December 25, 2012 and December 27, 2011:

	Fiscal Year Ended
Other	December 25, 2012	December 27, 2011	Change	% Change
	(dollars in thousands)
Adjusted EBITDA	$(36,660)	$(31,501)	$(5,159)	16.4%

          Other Adjusted EBITDA decreased $5.2 million, or 16.4%, for the fiscal year ended December 25, 2012 compared to the fiscal year ended December 27, 2011 due primarily to lower cash distributions from our equity method investments, that are subject to timing, and decreased revenue associated with changes in the allocation of revenue associated with our upgrade offerings.

Liquidity and Capital Resources

          We operate through our subsidiaries and have no material assets other than the stock of our subsidiaries. Our ability to pay dividends is dependent on our receipt of dividends or other distributions from our subsidiaries, proceeds from the issuance of our securities and borrowing under the Secured Credit Facilities and its other debt instruments.

          Our primary goal as it relates to liquidity and capital resources is to attain and retain the right level of debt and cash to maintain and fund expansions, replacement projects and other capital investments at our clubs, be poised for external growth and pay dividends to our stockholders. Historically, we have financed our business through cash flows from operations and debt.

          Over the next twelve months, we anticipate cash flows from operations to be our primary source of cash and believe current assets and cash generated from operations will be sufficient to meet anticipated working capital needs, planned capital expenditures, debt service obligations and payment of a quarterly cash dividend on our common stock of $0.12 per share, or an indicated annual rate of $0.48 per share as permitted by the credit agreement governing the Secured Credit Facilities. We plan to use excess cash reserves, the revolving credit facility, debt proceeds, equity proceeds, or a combination thereof to expand the business through capital improvement and expansion projects and strategically selected club acquisitions.

          As of March 25, 2014, cash and cash equivalents totaled $60.1 million and we had $107.3 million available for borrowing under the revolving credit facility for total liquidity of $167.4 million.

Cash Flows from Operating Activities

          Cash flows from operations totaled $29.5 million and $23.9 million for the twelve weeks ended March 25, 2014 and March 19, 2013, respectively. The $5.6 million increase in operating cash flows is due to $6.7 million improved earnings partially offset by $1.2 million of changes in working capital during the normal course of business.

          Cash flows from operations totaled $93.7 million and $96.9 million for the fiscal year ended December 31, 2013 and December 25, 2012, respectively. The $3.2 million decrease in operating cash flows is due to $13.7 million lower earnings, which includes a one-time payment of

$5.0 million to an affiliate of KSL in connection with the termination of a management agreement in connection with our IPO, and changes in working capital during the normal course of business.

          Cash flows from operations totaled $96.9 million and $74.6 million for the fiscal years ended December 25, 2012 and December 27, 2011, respectively. The increase is due to the improvement in earnings and a $10.0 million reduction in cash paid for income taxes. During the fiscal year ended December 27, 2011, we had one-time payments related to a $4.0 million arbitration award and $2.9 million in property taxes related to the State of California's Proposition 13 with no such payments in the fiscal year ended December 25, 2012.

Cash Flows used in Investing Activities

          Cash flows used in investing activities totaled $23.3 million and $7.1 million for the twelve weeks ended March 25, 2014 and March 19, 2013, respectively. The increase in cash used for investing activities is largely due to a $10.9 million increase in cash used for the acquisition of clubs and a $4.6 million increase in capital spent to renovate and reinvent our existing properties.

          Cash flows used in investing activities totaled $72.7 million and $47.3 million for the fiscal years ended December 31, 2013 and December 25, 2012, respectively. The increase in cash used for investing activities is largely due to a $12.1 million increase in cash used for acquisitions of clubs, a $5.3 million increase in capital spent to maintain, renovate and reinvent our existing properties and a $6.6 million decrease in cash proceeds from dispositions. In addition, during the fiscal year ended December 25, 2012, we received $2.2 million of insurance proceeds for damages caused by Hurricane Irene.

          Cash flows used in investing activities totaled $47.3 million and $69.9 million in the fiscal years ended December 25, 2012 and December 27, 2011, respectively. The decrease is largely due to the $19.2 million decrease in cash expended for acquisitions of clubs. The remaining decrease is due to cash proceeds from dispositions and insurance payouts, partially offset by an increase in maintenance and expansion capital expenditures.

Cash Flows used in Financing Activities

          Cash flows provided by financing activities totaled $0.1 million for the twelve weeks ended March 25, 2014 while cash flows used in financing activities totaled $38.7 million for the twelve weeks ended March 19, 2013. During the twelve weeks ended March 19, 2013, we made a distribution of $35.0 million to the owners of our common stock and during the twelve weeks ended March 25, 2014, we paid a $7.6 million dividend to our common stockholders. During the twelve weeks ended March 25, 2014, we borrowed $11.2 million under our revolving credit facility in conjunction with the acquisition of Prestonwood Country Club.

          Cash flows used in financing activities totaled $49.1 million and $18.9 million for the fiscal years ended December 31, 2013 and December 25, 2012, respectively. During the fiscal year ended December 31, 2013, we received $173.3 million in proceeds, net of underwriting discounts and commissions, from the issuance of common stock in our IPO and paid $4.3 million in equity offering costs. We used a portion of the net proceeds from our IPO to redeem $145.3 million in aggregate principal amount of the Senior Notes and to pay approximately $14.5 million of redemption premium. On December 27, 2012, during the fiscal year ended December 31, 2013, we made a distribution of $35.0 million to the owners of our common stock. Additionally, we made scheduled debt repayments of $25.7 million, which is a $10.9 million increase from the fiscal year ended December 25, 2012.

          Cash flows used in financing activities totaled $18.9 million and $11.9 million for the fiscal years ended December 25, 2012 and December 27, 2011, respectively. During the fiscal year ended

December 25, 2012, we made debt repayments of $14.8 million, a $1.9 million increase over the fiscal year ended December 27, 2011.

Capital Spending

          The nature of our business requires us to invest capital to maintain our existing properties. For the twelve weeks ended March 25, 2014 and March 19, 2013, we spent approximately $4.7 million and $4.3 million, respectively, in capitalized costs to maintain our existing properties. For the fiscal years ended December 31, 2013, December 25, 2012 and December 27, 2011, we spent approximately $23.8 million, $16.7 million and $25.1 million, respectively, in capitalized costs to maintain our existing properties. During the remainder of fiscal year 2014, we anticipate spending approximately $20.3 million in capital to maintain our existing facilities.

          In addition to maintaining our properties, we also spend discretionary capital to expand and improve existing properties, including major reinventions, and expand our business through acquisitions. Capital expansion funding, including acquisitions, totaled approximately $18.6 million and $3.6 million for the twelve weeks ended March 25, 2014 and March 19, 2013, respectively. Capital expansion funding, including acquisitions, totaled approximately $51.3 million, $41.1 million and $45.6 million, for the fiscal years ended December 31, 2013, December 25, 2012 and December 27, 2011, respectively. We anticipate spending approximately $31.8 million on reinvention and expansion projects during the remainder of fiscal year 2014, excluding potential future acquisitions. This amount is subject to change if additional acquisitions or expansion opportunities are identified that fit our strategy to expand the business or as a result of many known and unknown factors, including but not limited to those described in "Risk Factors".

          Subsequent to the twelve weeks ended March 25, 2014, on April 29, 2014, we acquired the TPC Piper Glen in Charlotte, North Carolina for a purchase price of $3.8 million and the TPC Michigan in Dearborn, Michigan for a purchase price of $3.0 million. We anticipate spending more than $1.0 million in reinvention project capital at each TPC property. On April 30, 2014, we finalized the lease and management rights to the Baylor Club, an alumni club under development within the new Baylor University football stadium in Waco, Texas. We anticipate spending more than $2.0 million of capital to prepare the club for opening in the Fall of 2014.

Debt

          Secured Credit Facilities — In 2010, Operations entered into the Secured Credit Facilities. The Secured Credit Facilities were subsequently amended in 2012, 2013 and 2014. As of April 30, 2014, the Secured Credit Facilities, as amended, are comprised of (i) a $651.1 million term loan facility, and (ii) a revolving credit facility with $118.5 million available for borrowing after deducting $18.1 million of standby letters of credit outstanding. In addition, Operations may, subject to lender participation, elect to increase the combined revolving and term loan capacity of the Secured Credit Facilities by incremental amounts of (x) $50.0 million, and, after full utilization of such $50.0 million, (y) an additional amount of incremental term or revolving commitments, so long as the Senior Secured Leverage Ratio (the "Senior Secured Leverage Ratio") does not exceed 3.75:1.00.

          As of April 30, 2014, the interest rate on the term loan facility was the higher of (i) 4.0% or (ii) an elected LIBOR plus a margin of 3.0% and the maturity date of the term loan facility is July 24, 2020.

          As of April 30, 2014, the revolving credit facility is comprised of two tranches of revolving credit commitments. As of such date, the first tranche of revolving credit commitments ("Tranche A") had capacity of $1.6 million, which was reduced by $1.6 million in outstanding standby letters of credit, leaving no amounts available for borrowing under Tranche A. As each outstanding standby letter of credit supported by Tranche A matures, the total Tranche A commitment is reduced to the remaining balance of outstanding standby letters of credit thereunder. Tranche A matures on November 30, 2015.

          As of April 30, 2014, the second tranche of revolving credit commitments ("Tranche B") had capacity of $135.0 million, which was reduced by $16.5 million of standby letters of credit outstanding, leaving $118.5 million available for borrowing. Tranche B matures on September 30, 2018 and bears interest at a rate of LIBOR plus a margin of 3.0% per annum. Operations is required to pay a commitment fee on all undrawn amounts under the revolving credit facility and a fee on all outstanding letters of credit, payable quarterly in arrears.

          As long as commitments are outstanding under the revolving credit facility, the Senior Secured Leverage Ratio in the credit agreement governing the Secured Credit Facilities is defined as the ratio of Consolidated Senior Secured Debt to Consolidated EBITDA (disclosed as Adjusted EBITDA and defined in "Basis of Presentation"). The credit agreement governing the Secured Credit Facilities requires Operations to maintain a leverage ratio no greater than 5.00:1.00 for each fiscal quarter.

          Operations may be required to prepay the outstanding term loan facility by a percentage of excess cash flows, as defined by the credit agreement governing the Secured Credit Facilities, each fiscal year end after its annual consolidated financial statements are delivered, which percentage may decrease or be eliminated depending on the results of the Senior Secured Leverage Ratio test at the end of each fiscal year. No such prepayment was required with respect to the fiscal year ended December 31, 2013. Operations may voluntarily repay outstanding loans under the Secured Credit Facilities in whole or in part upon prior notice without premium or penalty, other than certain fees incurred in connection with a repricing transaction.

          As of March 25, 2014 and December 31, 2013, Operations was in compliance with all covenant restrictions under the credit agreement governing the Secured Credit Facilities. As of March 25, 2014, prior to the latest amendment entered into on April 11, 2014, the credit agreement required Operations to maintain a Senior Secured Leverage Ratio no greater than 4.00:1.00 for each fiscal quarter. The following tables present the Senior Secured Leverage Ratio on a rolling four quarter basis through December 31, 2013 and March 25, 2014:

	Fiscal Year Ended December 31, 2013	Four Quarters Ended March 25, 2014
	(dollars in thousands)
Adjusted EBITDA(1)	$177,354	$179,648
Consolidated Senior Secured Debt(2)	$334,590	$338,445
Senior Secured Leverage Ratio	1.89x	1.88x

(1)
See "Basis of Presentation" for the definition of Adjusted EBITDA and a reconciliation of net loss to Adjusted EBITDA.

(2)
The reconciliation of total debt to Consolidated Senior Secured Debt is as follows:

	As of December 31, 2013	As of March 25, 2014
	(in thousands)
Long-term debt (net of current portion)	$638,112	$648,180
Current maturities of long-term debt	11,567	11,614
Outstanding letters of credit(a)	19,550	19,550
Uncollateralized surety bonds(b)	655	665
Less:
Unsecured Senior Notes(c)	(269,750)	(269,750)
Non-Core Development Entities(d)	(11,837)	(11,837)
Adjustment per credit agreement(e)	(53,707)	(59,977)

Consolidated Senior Secured Debt	$334,590	$338,445

(a)
Represents total outstanding letters of credit.

(b)
Represents surety bonds not collateralized by letters of credit.

(c)
Represents unsecured Senior Notes excluded per the credit agreement.

(d)
Represents notes payable related to Non-Core Development Entities excluded per the credit agreement.

(e)
Represents an adjustment per the credit agreement reducing total debt by the lesser of Operations' unrestricted cash or $75.0 million.

          The Senior Secured Leverage Ratio, as of March 25, 2014, adjusted for events occurring on April 11, 2014, including the $350.0 million of gross proceeds from incremental borrowings on the term loan facility, the redemption of the outstanding Senior Notes and repayment of outstanding balances on the revolving credit facility, would result in a ratio of 3.69:1.00, which is lower than the covenant requirement of 5.00:1.00 under the credit agreement governing the Secured Credit Facilities.

          Senior Notes — On November 30, 2010, Operations issued $415.0 million in Senior Notes, bearing interest at 10.0% and maturing December 1, 2018 which we have elected to redeem as described below. The interest was payable semiannually in arrears on June 1 and December 1 each year, beginning June 1, 2011. These notes were fully and unconditionally guaranteed by each existing and all subsequently acquired or organized direct and indirect restricted subsidiaries of Operations, other than certain excluded subsidiaries. Subject to certain exceptions, the indenture governing the Senior Notes permited Operations, its parent company and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

          On October 28, 2013, Operations repaid $145.3 million in aggregate principal of the $415.0 million in Senior Notes, plus approximately $5.9 million in accrued and unpaid interest thereon, and $14.5 million of redemption premium.

          Subsequent to the twelve weeks ended March 25, 2014, on April 11, 2014, Operations provided notice to the trustee for the Senior Notes that they had elected to redeem all of the remaining outstanding Senior Notes at a redemption price of 110.18%, plus accrued and unpaid interest thereon, on May 11, 2014. Operations irrevocably deposited with the trustee $309.2 million, which is the amount sufficient to fund the redemption and to satisfy and discharge of Operations' obligations under the Senior Notes. The redemption premium of $27.5 million and the write-off of remaining unamortized debt issuance costs of $4.0 million will be accounted for as loss on extinguishment of debt during the period extinguished.

          General Electric Capital Corporation — In July 2008, we entered into a secured mortgage loan with General Electric Capital Corporation ("GECC") for $32.0 million with an original maturity of July 2011. During the fiscal year ended December 27, 2011, we extended the term of the loan to July 2012. Effective August 1, 2012, under the First Amendment to the loan agreement with GECC, the maturity extended to November 2015 with two additional twelve month options to extend through November 2017 upon satisfaction of certain conditions. As of March 25, 2014, we expect to meet the required conditions and currently intend to extend the loan with GECC to November 2017. The loan is collateralized by the assets of two golf and country clubs. As part of the August 1, 2012 amendment, the interest rate was changed from 3.25% plus 30 day LIBOR to 5% plus the greater of three month LIBOR or 1%.

          Atlantic Capital Bank — In October 2010, we entered into a new mortgage loan with Atlantic Capital Bank for $4.0 million of debt maturing in 2015 with twenty-five year amortization. The loan is collateralized by the assets of one golf and country club and the loan provides for variable interest rates based on 30 day LIBOR.

          BancFirst — In connection with the acquisition of Oak Tree Country Club in May 2013, we assumed a mortgage loan with BancFirst for $5.0 million. The loan has an original maturity of October 2014 and two twelve month options to extend the maturity through October 2016 upon satisfaction of certain conditions in the loan agreement. As of March 25, 2014, we expect to meet the required conditions and currently intend to extend the loan with BancFirst to October 2016. The loan is collateralized by the assets of one golf and country club with an interest rate equal to the greater of 4.5% or the prime rate.

          As of March 25, 2014, other debt and capital leases totaled $39.5 million.

          The following table presents our interest expense for the fiscal year ended December 31, 2013 and the twelve weeks ended March 25, 2014:

	Fiscal Year Ended December 31, 2013	Twelve Weeks Ended March 25, 2014
	(in thousands)
Interest expense related to:
Interest related to funded debt(1)	$57,136	$9,852
Capital leases and other indebtedness(2)	1,736	412
Amortization and write-off of debt issuance costs	2,753	579
Notes payable related to certain Non-Core Development Entities	1,083	245
Accretion of discount on member deposits	20,961	4,638

Total Interest expense	$83,669	$15,726

(1)
Interest expense related to funded debt includes interest on the Senior Notes, the securities and borrowing under the Secured Credit Facilities, and mortgage loans with General Electric Capital Corporation, Atlantic Capital Bank and BancFirst.

(2)
Includes interest expense on capital leases and other indebtedness (which includes other mortgage loans not included in funded debt above) offset by capitalized interest.

 Off-Balance Sheet Arrangements, Contractual Obligations and Commercial Commitments

          We are not aware of any off-balance sheet arrangements as of December 31, 2013. The following tables summarize our total contractual obligations and other commercial commitments and their respective payment or commitment expiration dates by year as of December 31, 2013:

Contractual Obligations

	Payments due by Period
	Total	Less than one year	1 - 3 years	3 - 5 years	More than five years
	(in thousands)
Long-term debt(1)	$623,988	$1,714	$9,298	$298,965	$314,011
Interest on long-term debt(2)	223,109	41,556	83,188	79,048	19,317
Capital lease obligations	25,691	9,853	13,181	2,657	—
Membership initiation deposits(3)	316,364	112,212	36,222	26,484	141,446
Other long-term obligations(4)	17,730	6,475	6,078	1,974	3,203
Operating leases	194,176	19,953	36,450	30,751	107,022

Total contractual cash obligations(5)	$1,401,058	$191,763	$184,417	$439,879	$584,999

(1)
Long-term debt consisted of $301.1 million under the Secured Credit Facilities, $269.8 million of outstanding Senior Notes and $53.1 million of other debt. No amounts were outstanding under the revolving credit facility.

(2)
Interest on long-term debt includes interest of 10.0% on our $269.8 million outstanding Senior Notes and interest on our $301.1 million term loan facility equal to the higher of (i) 4.0% or (ii) an elected LIBOR plus a margin of 3.0%. For purposes of this table, we have assumed an interest rate of 4.0% on the term loan facility for all future periods, which is the rate as of December 31, 2013. Interest on long-term debt does not include interest on notes payable related to Non-Core Development Entities.

(3)
Represents initiation deposits based on the discounted value of future maturities using our incremental borrowing rate adjusted to reflect a 30-year time frame. The initiation deposits are refundable on or after the maturity date, subject to satisfaction of contractual conditions. We have redeemed approximately 1.6% of total initiation deposits received as of December 31, 2013. The present value of the initiation deposits received is recorded as a liability on our consolidated balance sheets and accretes over the nonrefundable term using the effective interest method. At December 31, 2013, the gross amount of the initiation deposits recorded as a liability was $708.3 million.

(4)
Consists of insurance reserves for general liability and workers' compensation of $17.7 million, of which $6.5 million is classified as current.

(5)
Table excludes obligations for uncertain income tax positions. As of December 31, 2013 and December 25, 2012, we had $56.1 million and $52.7 million, respectively, of unrecognized tax benefits related to uncertain tax positions. We are unable to predict when, and if, cash payments on any of this accrual will be required. We are currently undergoing an IRS audit related to certain components of the tax return for the year ended December 28, 2010, which includes the consummation of the ClubCorp Formation. Should the estimates and judgments used in the ClubCorp Formation prove to be inaccurate, our financial results could be materially affected.

Commercial Commitments

	Total	Less than one year	1 - 3 years	3 - 5 years	More than five years
	(in thousands)
Standby letters of credit(1)	$19,550	$19,550	$—	$—	$—
Capital commitments(2)	9,591	9,591	—	—	—

Total commercial commitments	$29,141	$29,141	$—	$—	$—

(1)
Standby letters of credit are primarily related to security for future estimated claims for workers' compensation and general liability insurance and collateral for our surety bond program. Our commitment amount for insurance-related standby letters of credit is gradually reduced as obligations under the policies are paid. See "Contractual Obligations" regarding reserves for workers' compensation and general liability insurance.

(2)
Includes capital commitments at certain clubs to procure assets related to future construction for capital projects.

          Subsequent to the twelve weeks ended March 25, 2014, on April 11, 2014, Operations entered into a fifth amendment to the credit agreement governing the Secured Credit Facilities which increased the term loan facility principal balance to $651.1 million. Operations used a portion of the $350 million of gross proceeds from the incremental term loan borrowing to irrevocably deposit with the trustee an amount sufficient to pay principal, interest and a redemption premium in order to redeem the Senior Notes. Additionally, Operations used a portion of the $350.0 million of gross proceeds to repay the outstanding balance on the revolving credit facility. For more information, see Notes 9 and 16 of our unaudited consolidated condensed financial statements incorporated by reference in this prospectus. The following table summarizes our total remaining contractual obligations on our long-term debt as of March 25, 2014, adjusted for these changes. The payment periods in the table reflect the periods of time following December 31, 2013.

Contractual Obligations Related to Long-Term Debt

	Payments due by Period
	Total	Less than one year	1 - 3 years	3 - 5 years	More than five years
	(in thousands)
Long-term debt(1)	$691,830	$1,150	$9,298	$29,215	$652,167
Interest on long-term debt(2)(3)	174,050	14,154	57,166	54,608	48,122

Total contractual cash obligations on long-term debt and related interest	$865,880	$15,304	$66,464	$83,823	$700,289

(1)
Long-term debt consisted of $651.1 million under the Secured Credit Facilities and $40.7 million of other debt. No amounts were outstanding under the revolving credit facility.

(2)
Interest on long-term debt includes interest on our $651.1 million term loan facility equal to the higher of (i) 4.0% or (ii) an elected LIBOR plus a margin of 3.0%. For purposes of this table,

  we have assumed an interest rate of 4.0% on the term loan facility for all future periods, which is the rate as of March 25, 2014. Interest on long-term debt does not include interest on notes payable related to Non-Core Development Entities. See Note 9 of our consolidated condensed financial statements that are incorporated by reference in this prospectus. As a result of the redemption of the Senior Notes and increase of our term loan facility, our annualized interest expense will be reduced by approximately $12.8 million.

(3)
A redemption premium on the Senior Notes of $27.5 million, paid to the holders of the Senior Notes subsequent to the twelve weeks ended March 25, 2014, is not included in this table.

          There have been no other material changes outside the normal course of business to our contractual obligations or commercial commitments from those disclosed above in the table as of December 31, 2014.

Inflation

          To date, inflation has not had a significant impact on our operations. As operating costs and expenses increase, we generally attempt to offset the adverse effect through price adjustments that we believe to be in line with industry standards. However, we are subject to the risk operating costs will increase to a point in which we would be unable to offset such increases with raised dues, fees and/or prices without negatively affecting demand. In addition to inflation, factors that could cause operating costs to rise include, among other things, increased labor costs, lease payments at our leased facilities, energy costs and property taxes.

Critical Accounting Policies and Estimates

          The process of preparing financial statements in conformity with GAAP requires us to use estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes incorporated by reference in this prospectus. We base these estimates and assumptions upon the best information available to us at the time the estimates or assumptions are made. Accordingly, our actual results could differ materially from our estimates. The most significant estimates made by management include the expected life of an active membership used to amortize initiation fees and deposits, our incremental borrowing rate used to accrete membership initiation deposit liabilities, assumptions and judgments used in estimating unrecognized tax benefits relating to uncertain tax positions, and inputs for impairment testing of goodwill, intangibles and long-lived assets and assumptions and inputs used for accounting of equity-based awards. A full description of all our significant accounting policies is included in Note 2 of the audited consolidated financial statements incorporated by reference in this prospectus.

Revenue Recognition

          Revenues from club operations, food and beverage and merchandise sales are recognized when the service is provided and are reported net of sales taxes. Revenues from membership dues are generally billed monthly and recognized in the period earned. The monthly dues are expected to cover the cost of providing membership services and are generally adjusted annually depending on national, regional or local economic conditions, which could limit our ability to increase revenues from membership dues.

          At a majority of our private clubs, members are expected to pay an initiation fee or deposit upon their acceptance as a member to the club. These initiation fees and deposits vary in amount based on a variety of factors such as the supply and demand for our services in each particular market, number of golf courses or breadth of amenities available to the members and the prestige of the club. In general, initiation fees are not refundable, whereas initiation deposits are not refundable until after a fixed number of years (generally 30) and the satisfaction of contract-specific conditions. We recognize revenue related to initiation fees over the expected life of an active membership. For initiation deposits, the difference between the amount paid by the member and the present value of the refund obligation is deferred and recognized as revenue over the expected life of an active membership.

          The present value of the refund obligation is recorded as an initiation deposit liability in our consolidated balance sheet and accretes over the nonrefundable term using the effective interest method with an interest rate defined as our incremental borrowing rate at the time the initiation deposit was paid adjusted to reflect the life of the maturity, which is generally a 30-year time frame.

Expected Life of an Active Membership

          The determination of the expected lives of active memberships is a critical estimate in the recognition of revenues associated with initiation fees and deposits. The expected lives of active memberships are calculated annually, using historical attrition rates to determine the expected lives of active memberships. Periods in which attrition rates differ significantly from enrollment rates could have a material effect on our consolidated financial statements by decreasing or increasing the expected lives of active memberships, which in turn would affect the length of time over which we recognize initiation fee and deposit revenues.

Impairment of Long-Lived Assets

          Long-lived assets to be held and used and to be disposed of are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For assets to be held and used, we perform a recoverability test to determine if the future undiscounted cash flows over our expected holding period for the property exceed the carrying amount of the assets of the property in question. If the recoverability test is not met, the impairment is determined by comparing the carrying value of the property to its fair value which may be approximated by using future discounted cash flows using a risk-adjusted discount rate. Future cash flows of each property are determined using management's projections of the performance of a given property based on its past performance and expected future performance, local operations and other factors both within our control and out of our control. Additionally, throughout the impairment evaluation process, we consider the impact of recent property appraisals when they are available. Actual results that differ from these estimates can generate material differences in impairment charges recorded, and ultimately, net income or loss in our consolidated statements of operations and the carrying value of properties on our consolidated balance sheet. Impairment charges are recorded as a component of operating income or loss in our consolidated statements of operations.

Impairment of Goodwill and Intangible Assets

          We classify intangible assets into three categories: (1) intangible assets with finite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization and (3) goodwill. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indefinite lived intangibles are also evaluated upon the occurrence of such events, but not less than annually. We utilize a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations.

          We test our trade name intangible assets, which are indefinite lived, for impairment annually. We utilize the relief from royalty method to determine the estimated fair value for each trade name which is classified as a Level 3 measurement in the fair value hierarchy. The relief from royalty method estimates our theoretical royalty savings from ownership of the intangible asset. Key assumptions used in this model include discount rates, royalty rates, growth rates, sales projections and terminal value rates.

          We test our liquor licenses, which are indefinite lived, annually for impairment. We use quoted prices in active markets when they are available (Market Approach), which are considered Level 2 measurements in the fair value hierarchy. When quoted prices in active markets are not available, methods used to determine fair value include analysis of the discounted future free cash flows that sales under a liquor license generate (Income Approach), and a comparison to liquor licenses sold in an active market in other jurisdictions (Market Approach). These valuations are considered Level 3 measurements in the fair value hierarchy. Key assumptions include future cash flows, discount rates and projected margins, among other factors.

          We evaluate goodwill for impairment at the reporting unit level (golf and country clubs and business, sports and alumni clubs), which are the same as our two operating segments. When testing for impairment, we first compare the fair value of our reporting units to the recorded values. Valuation methods used to determine fair value include analysis of the discounted future free cash flows that a reporting unit is expected to generate (Income Approach) and an analysis, which is based upon a comparison of our reporting units to similar companies utilizing a purchase multiple of earnings before interest, taxes, depreciation and amortization (Market Approach). These valuations are considered Level 3 measurements in the fair value hierarchy. Key assumptions used in this model include future cash flows, growth rates, discount rates, capital needs and projected margins, among other factors.

          If the carrying amount of the reporting units exceeds its fair value, goodwill is considered potentially impaired and a second step is performed to measure the amount of impairment loss. In the second step of the goodwill impairment test, we compare the implied value of the reporting unit's goodwill with the carrying value of that unit's goodwill. If the carrying value of the reporting unit's goodwill exceeds the implied value, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. Accordingly, the fair value of a reporting unit is allocated to the assets and liabilities of that unit, including intangible assets, and any excess of the value of the reporting unit over the amounts assigned to its assets and liabilities is the implied value of its goodwill.

          We test goodwill for impairment as of the first day of our last fiscal quarter. Based on this analysis, no impairment of goodwill was recorded for all years presented and we are not currently aware of any material events that would cause us to reassess the fair value of our goodwill and trade name intangible assets. Estimates utilized in the future evaluations of goodwill for impairment could differ from estimates used in the current period calculations. Unfavorable future estimates could result in an impairment of goodwill.

          The most significant assumptions used in the Income Approach to determine the fair value of our reporting units in connection with impairment testing include: (i) the discount rate, (ii) the expected long-term growth rate and (iii) future cash flows projections. If we used a discount rate that was 50 basis points higher or used an expected long-term growth rate that was 50 basis points lower or used future cash flow projections that were 50 basis points lower in our impairment analysis of goodwill for the fiscal year ended December 31, 2013, it would not have resulted in either reporting unit's carrying value exceeding its fair value. In addition, future changes in market conditions will impact estimates used in the Market Approach and could result in an impairment of goodwill. The estimated fair values of our golf and country clubs and business, sports and alumni clubs reporting units both exceeded their carrying values by approximately 42% and 20%, respectively.

          As of March 25, 2014, December 31, 2013 and December 25, 2012, we had $113.1 million, $113.1 million and $113.1 million, respectively, of goodwill allocated to the golf and country club segment and $145.4 million, $145.4 million and $145.4 million, respectively, of goodwill allocated to the business, sports and alumni clubs segment.

Income Taxes

          Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recognized. Judgment is required in addressing the future tax consequences of events that have been recognized in our financial statements or tax returns (e.g., realization of deferred tax assets, changes in tax laws or interpretations thereof). A change in the assessment of the outcomes of such matters could materially impact our consolidated financial statements. We may be liable for proposed tax liabilities and the final amount of taxes paid may exceed the amount of applicable reserves, which could reduce our profits.

          We recognize the tax benefit from an uncertain tax position only if it is "more likely than not" that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. If the position drops below the "more likely than not" standard, the benefit can no longer be recognized. Assumptions, judgment and the use of estimates are required in determining if the "more likely than not" standard has been met when developing the provision for income taxes. We recognize accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

          As of March 25, 2014, December 31, 2013 and December 25, 2012, we have recorded $57.1 million, $56.1 million and $52.7 million, respectively, of unrecognized tax benefits related to uncertain tax positions, including interest and penalties, which are included in other liabilities in the consolidated balance sheets. The majority of unrecognized tax benefits relates to cancellation of indebtedness income stemming from the 2010 ClubCorp Formation and related debt restructuring transactions. The calculation of the cancellation of indebtedness income recognized in connection with the ClubCorp Formation was complex and involved significant judgments and interpretations on our part, including the valuation of assets held at such time. If we were to prevail on all uncertain tax positions, the net effect would be an income tax benefit of approximately $44.0 million, exclusive of any benefits related to interest and penalties.

          Holdings files income tax returns in the U.S. federal jurisdiction, numerous state jurisdictions and in two foreign jurisdictions. We are currently undergoing an IRS audit of certain components of the tax return for the year ended December 28, 2010, which includes the debt restructuring transactions and related cancellation of indebtedness income amounts. In addition, certain of our foreign subsidiaries are under audit in Mexico for the 2008 and 2009 tax years and have received notification of assessments by the Mexican taxing authorities related to two of these foreign subsidiaries which we are protesting. It is likely that within the next 12 months our unrecognized tax benefits will be impacted by the resolution of some or all of the matters currently under audit by the U.S. and Mexican taxing authorities. However, as audit outcomes and the timing of audit resolutions are subject to significant uncertainty, and given the nature and complexity of the issues involved, we are unable to reasonably estimate the possible amount of change in the unrecognized tax benefits, if any, that may occur within the next 12 months as a result of the above examinations.

Nevertheless, we believe we are adequately reserved for our uncertain tax positions as of December 31, 2013 and March 25, 2014.

Equity-based Compensation

          We measure the cost of employee services rendered in exchange for equity-based compensation based upon the grant date fair market value in accordance with GAAP. The value is recognized over the requisite service period, which is generally the vesting period. Calculating equity-based compensation expense requires the input of subjective assumptions. The fair market value of each award is calculated using inputs such as the market price of our common stock or, prior to our IPO, a valuation approach using: (i) an analysis of the discounted future free cash flows ClubCorp is expected to generate (Income Approach) and (ii) an analysis comparing ClubCorp to similar companies utilizing a purchase multiple of earnings before interest, taxes, depreciation and amortization (Market Approach). No equity-based compensation expense was recognized prior to the consummation of our IPO as the awards were contingent on the satisfaction of a liquidity condition or event. Subsequent to our IPO, this fair market value is recognized into expense using an accelerated attribution method over the requisite service period.

Recently Issued Accounting Pronouncements

          In July 2013, the FASB issued Accounting Standards Update No. 2013-11 ("ASU 2013-11"), Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU No. 2013-11 clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Our adoption of ASU 2013-11 during the twelve weeks ended March 25, 2014 did not materially impact our consolidated condensed financial statements.

          In April 2014, the FASB issued Accounting Standards Update No. 2014-8 ("ASU 2014-8"), Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU No. 2014-8 amends guidance for reporting discontinued operations and disposals of components of an entity. The amended guidance requires that a disposal representing a strategic shift that has (or will have) a major effect on an entity's financial results or a business activity classified as held for sale should be reported as discontinued operations. The amended guidance also expands the disclosure requirements for discontinued operations and adds new disclosures for individually significant dispositions that do not qualify as discontinued operations. This ASU is effective prospectively for fiscal years, and interim reporting periods within those years, beginning after December 15, 2014 (early adoption is permitted only for disposals that have not been previously reported). We are still evaluating the impact that our adoption of ASU 2014-8 will have on our consolidated financial position or results of operations.

 Quantitative and Qualitative Disclosures About Market Risk

  Interest Rate Risk

          Operations' indebtedness consists of both fixed and variable rate debt facilities. As of April 30, 2014, the interest rate on Operations' term loan facility was the higher of (i) 4.0% "Floor" or (ii) an elected LIBOR plus a margin of 3.0%. Therefore, the term loan facility is effectively subject to a 4.0% Floor until LIBOR exceeds 1.0%. As of April 30, 2014, the three month LIBOR was 0.22%, which is below 1.0%, such that a hypothetical 0.5% increase in LIBOR would not result in an increase in interest expense.

  Foreign Currency Exchange Risk

          Our investments in foreign economies include three golf properties in Mexico and two business clubs in China. We translate foreign currency denominated amounts into U.S. dollars and we report our consolidated financial results of operations in U.S. dollars. Because the value of the U.S. dollar fluctuates relative to other currencies, revenues that we generate or expenses that we incur in other currencies could increase or decrease our revenues or expenses as reported in U.S. dollars. Total foreign currency denominated revenues and expenses comprised less than 1.0% and 2.0% of our consolidated revenues and expenses, for the fiscal year ended December 31, 2013 and the twelve weeks ended March 25, 2014, respectively.

          Fluctuations in the value of the U.S. dollar relative to other currencies could also increase or decrease foreign currency transaction gains and losses which are reflected as a component of club operating costs. Total foreign currency transaction losses for the fiscal year ended December 31, 2013 and the twelve weeks ended March 25, 2014 totaled less than $0.1 million and $0.1 million, respectively.

BUSINESS

General

          Founded in 1957, we are a membership-based leisure business and a leading owner-operator of private golf and country clubs, business, sports and alumni clubs in North America. As of March 25, 2014, our portfolio of 157 owned or operated clubs, with over 148,000 memberships, serves over 370,000 individual members. We are the largest owner of private golf and country clubs in the United States and own the underlying real estate for 83 of our 107 golf and country clubs (consisting of over 18 thousand acres of fee simple real estate). We lease, manage or operate through joint ventures the remaining 24 golf and country clubs. We own, lease, manage or operate through a joint venture 50 business, sports and alumni clubs. Our facilities are located in 25 states, the District of Columbia and two foreign countries. Our golf and country clubs include 86 private country clubs, 14 semi-private clubs and seven public golf courses. Our business, sports and alumni clubs include 31 business clubs, 12 business and sports clubs, six alumni clubs and one sports club. Our golf and country clubs are designed to appeal to the entire family, fostering member loyalty which we believe allows us to capture a greater share of our member households' discretionary leisure spending. Our business, sports and alumni clubs are designed to provide our members with private upscale locations where they can work, network and socialize. We offer our members privileges throughout our collection of clubs, and we believe that our diverse facilities, recreational offerings and social programming enhance our ability to attract and retain members across a number of demographic groups. We also have alliances with other clubs, resorts and facilities located worldwide through which our members can enjoy additional access, discounts, special offerings and privileges outside of our owned and operated clubs. Given the breadth of our products, services and amenities, we believe that we offer a compelling value proposition to our members.

ClubCorp's Diverse Portfolio of Owned and Operated Clubs

          ClubCorp began with one country club in Dallas, Texas with the basic premise of providing a first-class club membership experience. We later expanded to encompass multiple locations, making us one of the first companies to enter into the business of professional ownership and operation of private golf and country clubs. In 1966, we established our first business club with the belief that we could profitably apply our principle of delivering quality service and member satisfaction in a related line of business. In 1999, we began leveraging the breadth and geographic diversity of our clubs by offering our members various upgrade programs to take advantage of our portfolio of clubs and variety of amenities.

          In December 2006, we were acquired by affiliates of KSL, a private equity firm specializing in travel and leisure businesses. For fiscal years 2007 through 2013, we have invested approximately $410 million of capital to better position and maintain our clubs in their respective markets. This represents an investment of 7.9% of our total revenues, for such period, in our clubs to reinvent, upgrade, maintain, replace and build new and existing facilities and amenities focused on enhancing our members' experience.

          Through a combination of consumer research and experimentation, capital investment and relevant programming, we have sought to "reinvent" the modern club experience to promote greater usage of our facilities. We believe that higher usage results in additional ancillary spend and improved member retention. From 2007 through 2013, we retained an average annualized membership base of 83.7% in golf and country clubs and 75.6% in business, sports and alumni clubs, for a blended retention rate of 79.9%, for such period. From 2007 through 2013, we "reinvented" 19 golf and country clubs and 16 business, sports and alumni clubs through capital investment. In 2014, we plan to invest approximately $20 million of reinvention capital across 11 clubs and will continue to evaluate opportunities to apply our reinvention strategy in the future. We have created new membership programming, such as our O.N.E. offering that provides members access to benefits and special offerings in their local community, network-wide and beyond, in addition to benefits at their home club. In addition, from fiscal year 2007 through 2013, we have spent over $55 million to acquire 10 golf and country clubs and to develop a new alumni club, further expanding our portfolio of clubs and broadening the reach of our network.

          Our operations are organized into two principal business segments: (1) golf and country clubs and (2) business, sports and alumni clubs. Our golf and country club segment includes a broad variety of clubs designed to appeal to a diverse group of families and individuals who lead an active lifestyle and seek a nearby outlet for golf, tennis, swimming and other outdoor activities. Our business clubs are generally located in office towers or business complexes and cater to business executives, professionals and entrepreneurs with a desire to entertain clients, expand their business networks, work and socialize in a private, upscale location. Our sports clubs include a variety of fitness and racquet facilities. Our alumni clubs are associated with universities with large alumni networks, and are designed to provide a connection between the university and its alumni and faculty. For example, the University of Texas has approximately 450,000 alumni and the fifth largest single campus enrollment in the nation, with over 52,000 enrolled students as of fall 2012.

          For the fiscal year ended December 31, 2013, golf and country clubs accounted for 78% of our total club revenue and business, sports and alumni clubs accounted for 22% of our total club revenue. The following charts provide a breakdown of total revenues for the fiscal year ended December 31, 2013 by segment and type:

Club Revenue by Segment	Total Revenue by Type

          Membership-Based Leisure Business with Significant Recurring Revenue.    We operate with the central purpose of building relationships and enriching the lives of our members. We focus on creating a dynamic and exciting setting for our members by providing them with an environment in which to engage in a variety of leisure, recreational and networking activities. We believe our clubs have become an integral part of many of our members' lives and, as a result, the vast majority of our members retain their memberships each year, even during the recession.

          Our large base of memberships creates a stable recurring revenue stream. As of March 25, 2014, our owned and operated clubs had over 148,000 memberships, including over 370,000 individual members. For the fiscal year ended December 31, 2013, membership dues totaled $373.4 million, representing 46.0% of our total revenues and our membership retention was 83.7% in golf and country clubs and 77.2% in business, sports and alumni clubs for a blended retention rate of 80.8%.

          The following charts present our membership counts and annualized retention rates for our two business segments for the past 10 years:

          The proven strength and resiliency of our membership base from peak to trough is an attractive attribute of our business. We believe that if our members remain satisfied with their club experience, they will remain loyal and frequent users of our clubs, reducing our sensitivity to adverse economic conditions and providing us with operating leverage in favorable economic conditions and a recovering real estate market. Although we experienced a decline of 0.7% in average memberships on a compound basis from 2009 to 2013, total revenue per average membership increased in each of these years. Revenue per average membership has steadily increased over the past four years growing 5.7% on a compounded basis and totaling $4,732, $5,014, $5,237 and $5,591 for fiscal years ended 2010, 2011, 2012, and 2013, respectively. For all years presented, we calculate average membership using the membership count at the beginning and end of the relevant year.

          Further, according to our fiscal year 2013 data, the average number of visits per membership at one of our clubs is 31 times per year with an average spend of $4,100 per year, including dues. The average number of visits per golf membership at one of our clubs is 55 times per year with an average spend of $7,300 per year, including dues.

          We believe that the demographics of our member base are also an important attribute of our business. According to data provided by Buxton, a database and mapping service, based on the addresses of our members, an analysis for our golf and country club members indicates that they have on average an annual household income of $180,000 to $200,000 and a primary home value of $500,000 to $600,000. An analysis from the same database for our business, sports and alumni club members indicates that they have on average an annual household income of $150,000 to $180,000 and a primary home value of $435,000 to $545,000. We believe that these demographic profiles were more resilient during the recession, and we believe they will spend more in an improving economy and recovering real estate market than the general population, although there is no guarantee they will do so.

          Nationally-Recognized and Award-Winning Clubs.    Our golf and country clubs, with approximately 138 18-hole course equivalents as of March 25, 2014, represent the core assets of our company and are strategically concentrated in sunbelt markets and other major metropolitan areas. We believe that our clubs are among the top private golf clubs within their respective markets based on the quality of our facilities, breadth of amenities and number of relevant programs and events. These clubs are anchored by our golf courses, of which approximately one third are designed by some of the world's best-known golf course architects, including Jack Nicklaus, Tom Fazio, Pete Dye, Arthur Hills and Robert Trent Jones. Likewise, a number of our clubs have won national and local awards and have appeared on national and local "best of" lists for golf, tennis and dining including:

  •
  Firestone Country Club — "Top 50 Private Clubs" (2010-2011 Golf World)

  •
  LPGA International — "America's Top 50 Courses for Women" (2013 Golf Digest)

  •
  Oak Tree Country Club — "America's Toughest Golf Courses" (2011-2012 Golf Digest)

  •
  Aspen Glen Club, Southern Trace Country Club, The Hills Country Club at Lakeway and Firestone Country Club — each named in their respective states "Best-in-State" (2011 Golf Digest)

  •
  Brookhaven Country Club — "Best Overall Family Club" — Dallas/Fort Worth and "The Best in Private Clubs" List (2014 Avid Golfer Magazine)

  •
  Vista Vallarta Club de Golf — "Best Caribbean and Mexico Courses" (2014 Golfweek)

          The operations and maintenance of our golf courses and facilities have led to our selection as host of several high-profile events, leading to local and national media recognition as well as event revenue, club utilization and membership sales. In 2013, we hosted the following events at our courses:

  •
  The World Golf Championships — Bridgestone Invitational at Firestone Country Club

  •
  The LPGA Kraft Nabisco Championship at Mission Hills Country Club

  •
  The LPGA Shootout at Las Colinas Country Club

  •
  The Web.com Midwest Classic Presented by Cadillac at Nicklaus Golf Club at LionsGate

  •
  The Open Championship qualifier at Gleneagles Country Club

          Outside of our golf offering, our clubs provide a variety of additional amenities and services that we believe appeal to the whole family, such as well-appointed clubhouses, a variety of dining venues, event and meeting spaces, tennis facilities, exercise studios, personal training, spa services, resort-style pools and water features and outdoor gathering spaces. We offer over 650 tennis courts across more than 65 clubs, and our Brookhaven Country Club features a nationally-recognized private tennis facility.

          Many of our 50 business, sports and alumni clubs are located in the heart of the nation's influential business districts, with locations in 17 of the top 25 metropolitan statistical areas, and offer an urban location for professionals to network with colleagues, conduct business and socialize with friends. We believe our business clubs are choice locations for regional and local business and civic receptions with business amenities to support these events. These clubs also host numerous upscale private events, such as weddings, bar and bat mitzvahs and holiday parties. These events generate traffic flow through our clubs, helping to drive membership sales and club utilization. In addition, the six alumni clubs we operate offer a unique setting for alumni and faculty to share common heritage and experiences.

          Expansive Portfolio of Clubs and Alliances Providing Scale.    As the largest owner-operator of private golf and country clubs in the United States, we believe that our expansive portfolio of clubs allows us to drive membership growth by providing a compelling value proposition through product variety. By clustering our clubs, many of our members have local access to both urban business-focused clubs as well as suburban family-oriented clubs. For an incremental monthly charge, our reciprocal access program gives our members access to our owned and operated clubs, as well as the facilities of others with which we have an alliance relationship, both domestically and internationally. For example, a member of one of our Dallas-Fort Worth area clubs who participates in the O.N.E. program could travel to Palm Springs, California and play at the Dinah Shore Tournament course at our Mission Hills Country Club. As of March 25, 2014, approximately 44% of our memberships were enrolled in one or more of our upgrade programs, as compared to approximately 43% and 40% of memberships as of December 31, 2013 and December 25, 2012, respectively. Incremental dues revenue relating to our upgrade programs accounted for approximately $32.0 million of our total dues revenue for the fiscal year ended December 31, 2013, compared to approximately $28.0 million for the fiscal year ended December 25, 2012. By providing members with numerous services and amenities that extend beyond their home clubs to all of the clubs we own and operate and the clubs with which we have alliances, we believe we can drive membership growth and create a key market differentiator which would be difficult for our competitors to replicate.

          Our established alliances feature leisure-oriented businesses including hotels such as The Ritz-Carlton, Hotel Del Coronado, Mandarin Oriental, and Omni Hotels and Resorts including La Costa Resort and Spa, and Barton Creek Resort & Spa; ski resorts such as Squaw Valley, Vail and Whistler Blackcomb; and restaurants such as Emeril Lagasse and The Capital Grille, as well as numerous other venues worldwide that provide discounts, upgrades and complimentary items or services. For example, our members receive 10% or more off best-available rates at select hotels and resorts, as well as special access and VIP packages to events such as The Masters and the U.S. Open Golf and Tennis Championships.

          We believe the size of our portfolio of clubs provides us with significant economies of scale, creating operational synergies across our clubs and enabling us to consolidate our human resources, sales and marketing, accounting and technology departments. We also benefit from centralized purchasing to receive preferred pricing on supplies, equipment and insurance.

          Diversification.    As a result of our size and geographic diversity, our operating revenues and cash flows are not reliant on any one club or geographic region. Our 10 largest clubs by revenue accounted for approximately 23% of our club revenues for the fiscal year ended December 31, 2013, as shown in the following chart:

Club	Location	Revenue (in thousands)	% of Club Revenue
Firestone Country Club	Ohio	$26,027	3.2%
The Clubs of Kingwood	Texas	22,593	2.8%
Mission Hills Country Club	California	21,393	2.7%
Coto de Caza Country Club	California	21,107	2.6%
Gleneagles Country Club	Texas	18,825	2.3%
Stonebriar Country Club	Texas	17,980	2.2%
Brookhaven Country Club	Texas	16,308	2.0%
Braemar Country Club	California	14,552	1.8%
The Hills Country Club at Lakeway	Texas	13,890	1.7%
Anthem Golf and Country Club	Arizona	12,900	1.6%

		$185,575	22.9%

          We have strategic concentrations of golf and country clubs in Texas, California and Florida, representing 31%, 20% and 6%, respectively, of total club revenue for the fiscal year ended December 31, 2013. While we have greater presence in these states where climates are typically conducive to year-round play, we believe that the broad geographic distribution of our portfolio of clubs helps mitigate the impact of adverse regional weather patterns and fluctuations in regional economic conditions. To allow for maximization of golf rounds, we employ a corporate director of agronomy and regional golf superintendents who oversee our strong agronomic practices, helping to extend golf play throughout the climate zones in which we operate.

          Ownership and Control of Golf and Country Clubs.    As the fee simple real estate owner for 83 of our 107 golf and country clubs, we believe that we have an advantage over other clubs as we have the ability to maximize the value of our clubs and business. By owning the real estate underlying our clubs, we have been able to implement capital plans that inure to our benefit and generate positive returns on our investments. Owning many of our assets also gives us the flexibility to recycle our capital by selling underperforming clubs or non-essential tracts of land.

          Seasoned Management Team.    We have a highly experienced professional management team. Our six current executive officers had a combined 155 years of related career experience, including on average 20 years of hospitality and club-specific experience through the end of fiscal year 2013. Eric Affeldt has acted as President and Chief Executive Officer for ClubCorp since December 2006 and has over 23 years of experience leading golf and resort companies, including as president and chief executive officer of KSL Fairways Golf Corporation, as well as general manager for Doral Golf Resort & Spa in Miami and PGA West and La Quinta Resort & Club in California. Curt McClellan, our Chief Financial Officer and Treasurer, has been with our company since November 2008 and is responsible for leading the corporate finance and accounting teams. Our Chief Operating Officer, Mark Burnett has over 25 years of experience managing golf and country clubs and leading golf and resort companies, including serving as chief operating officer for American Golf Corporation and president and chief executive officer and chief operating officer of KSL Fairways Golf Corporation.

          We have also attracted and retained qualified general managers for our clubs. Our club general managers average over 10 years of service with us. These managers are tasked with the day-to-day responsibility of running the clubs and executing the strategic direction of senior management.

          Our management team continues to drive new membership sales, mitigate attrition and increase cash flows by delivering value to our members through modernization and enhancement of our clubs and program offerings and improving operating efficiencies. As a result, from 2010 to 2013, total revenue and adjusted EBITDA increased by 5.8% and 5.7%, respectively, on a compounded basis.

Business Strategy

          Attracting and retaining members while increasing member usage by providing the highest quality club experience are the biggest drivers of our revenue growth. In order to drive revenue growth, we use the following strategies:

          Employ Experienced Membership Sales Force.    We employ approximately 170 club-based, professional sales personnel who are further supported by an array of regional and corporate sales and marketing teams. Our sales team receives comprehensive initial and ongoing sales training through our internally developed "Bell Notes" training program that we believe addresses all elements of the sales process from member prospecting to closing the sale and onboarding the new member. Our sales efforts are driven at an individual club, regional and national level. Club level membership sales are targeted to individual households in the local community and bolstered by referrals from existing members, real estate brokers and developers. Regional sales management ensures sales plan execution and identifies additional prospecting opportunities that match the demographic data of existing club members such as household income or the propensity to play golf. Our national sales and marketing team is led by four corporate professionals who each have more than 20 years of tenure and collectively have over 100 years of experience with us. Their efforts include creating core and strategic membership offerings and corporate rate memberships.

          We periodically obtain feedback from our membership base to effectively understand current membership demographics and preferences to better target member prospects. For example, in 2012, with the improving macro-economic environment, we launched a national family legacy program that allows members to invite extended family to join any of our clubs with promotional pricing. As of December 31, 2013, we had approximately 1,270 memberships enrolled in this program. In April 2009, we implemented regional young executive programs in our Dallas and Houston clubs with special pricing that feature multi-club access and professional networking events. As of December 31, 2013, we had over 1,200 memberships enrolled in these particular young executive programs. We believe our well-trained and incentivized sales team will continue to drive membership growth, and we believe we are well-positioned to capitalize on improving economic conditions.

          Leverage Our Portfolio and Alliance Offerings.    We offer a variety of products, services and amenities through upgrade offerings that provide members access to our portfolio of clubs and leverage our alliances with other clubs, resorts and facilities both domestically and internationally.

          In 2010, we strategically introduced our O.N.E. program and have continued to market it aggressively across most of our golf and country clubs. O.N.E. is an offering that combines what we refer to as "comprehensive club, community and world benefits". With this offering, members receive 50% off a la carte dining at their home club; preferential offerings to clubs in their community (including those owned by us), as well as at local spas, restaurants and other venues; and complimentary privileges to more than 200 golf and country, business, sporting and athletic clubs when traveling outside of their community with additional offerings and discounts to more than 700 renowned hotels, resorts, restaurants and entertainment venues. These programs are designed to increase our recurring monthly revenues while providing a value proposition to our members that helps drive increased usage of our facilities. Almost 80 of our clubs offer the O.N.E. program to their members. During 2013, over 50% of our new members joined our upgrade programs at clubs where they are offered as compared to 35% of new members who purchased upgraded product offerings prior to the introduction of the O.N.E. program. At the end of 2013, use of our facilities by members outside of their home club increased by 34% as a result of the utilization of the O.N.E. program benefits. Food and beverage revenues increased 22% from 2010 to 2013, which we largely attribute to our enhanced dining venues and offerings, including O.N.E., the recovering economy and greater consumer spend. We continue to evaluate opportunities for further expansion of the O.N.E. offering into additional geographic areas.

          We have established alliances with other leisure-oriented businesses, whereby members of our clubs have usage privileges or receive special pricing at such properties. We target alliances with recognized brands that appeal to our members. According to the 2013 U.S. Affluent Travel and Leisure report by Resonance, the Ritz-Carlton, with whom we have an alliance, is ranked in the top five preferred brands for affluent households and is the premier brand for high net worth households. Other leading brand alliances include but are not limited to La Costa Resort and Spa, Barton Creek Resort & Spa and other Omni hotels and resorts, Pinehurst Resort, hotels such as Hotel Del Coronado and Mandarin Oriental, ski resorts such as Squaw Valley, Vail and Whistler-Blackcomb, and restaurants such as Emeril Lagasse and The Capital Grille, as well as numerous other alliances that provide discounts, complimentary upgrades, services or items. The benefits offered are generally paid for by our members at the time of use. We have revenue sharing arrangements with some of these properties and we do not incur additional costs to enter into such alliances.

          We market and promote our member benefits through our in-house marketing tools, including member e-newsletters and e-communications, our internally developed online Benefits Finder, other social media applications and our quarterly-distributed proprietary Private Clubs magazine. Our strategic alliance partners also support our marketing efforts with targeted advertisement, including direct mail. We make reservations convenient for members by providing an in-house concierge (ClubLine), and by offering access to an inventory of VIP tickets through our own web portal (TicketLine). Members may also directly access discounted hotel rates of up to 40% off retail rates at thousands of hotels worldwide through an online tool (Find Hotels) connecting members to a wholesale travel company with whom we have an alliance arrangement. We continually seek additional reciprocal arrangements and alliances with other hospitality-oriented businesses that can further enhance our members' variety of choices extending beyond their home club.

          Develop New and Relevant Programming.    Members who frequently utilize our facilities typically tend to spend more at our clubs and remain members longer. As a result, we believe that there are significant opportunities to increase operating revenues by making our clubs more relevant to our members. In 2009, we developed a reporting tool we refer to as the "Member Dashboard" to analyze and drive member activity and club utilization. The Member Dashboard identifies members' visits and allows us to personally engage with our members and encourage them to use their club and its amenities. We capture a member's interest profile when the member joins a club and we study member usage patterns and obtain feedback from our members periodically to keep our offerings relevant to members' changing lifestyles. Our goal is to provide numerous opportunities for all members and their families to utilize our facilities.

          Over the past several years, key elements of our strategy have included making our golf and country clubs more family friendly and accessible. To make it more convenient for members to learn the game of golf, we have expanded practice facilities, enhanced teaching programs and created "Fastee Courses" where tees are placed forward to shorten the yardage of each hole to ease play and reduce the time commitment. We have also added family-oriented water recreation facilities in our pool areas, refitted fitness centers and redesigned our food and beverage outlets to be more contemporary and casual allowing for anytime usage. Many of our golf and country clubs offer summer camps and other youth programming, including junior golf leagues and swim teams. We believe these program offerings have been well received by both new and existing members, with an increase in ancillary revenue per average membership of 7.1% for the fiscal year ended December 31, 2013 compared to the fiscal year ended December 25, 2012 and 5.4% for the fiscal year ended December 25, 2012 compared to the fiscal year ended December 27, 2011.

          Many of our facilities contain significant banquet and catering facilities for use by both members and non-members alike. We host events ranging from weddings, to bar and bat mitzvahs, to business meetings, to civic organization gatherings, which often serve as the first introduction of our clubs to prospective members. Our extensive portfolio of business, sports and alumni clubs also provides our members access to a network of other civic and business leaders, and our clubs endeavor to host high profile social and civic events in order to become central to the community in which we operate.

          Members also participate in clubs within their club, whereby members with similar interests come together for recreational, educational, charitable, social and business-oriented purposes. We believe this reinforces the club becoming integral to the lives of our members. Our individual clubs also benefit from member participation on their board of governors and numerous committees providing us valuable feedback and recommendations for further improvements to our program offerings. We will continue to promote activities and events occurring at members' home clubs, and believe we can further tailor our programming to address members' particular preferences and interests.

          Take Advantage of Improving Economic Conditions.    We believe improving economic conditions and improvements in local housing markets reinforce the foundation for membership growth. Although some of the metropolitan areas where we operate clubs were disproportionately affected by the recession, related to the decline in home prices and increase in foreclosure rates, our membership base remained resilient, which we believe can be attributed to our favorable membership demographics. Economic indicators, such as increased consumer confidence, discretionary spending and home sales and construction, support an environment where we believe prospective members will choose to join our clubs.

          Membership growth is, in part, driven by sales of homes in neighborhoods where our clubs are located as those who purchase homes in those areas are more likely to join the neighboring country club. For example, membership at Trophy Club Country Club, near Dallas, Texas, increased 13% from 2010 to 2013, during which time the local municipality approved approximately 1,000 new home construction permits for neighborhoods located within a 20 mile radius of the club.

Total Membership Trend Compared to Home Sales Trend

Source: National Association Of Realtors® (existing home sales), Census Bureau (new home sales).

          In our business, sports and alumni clubs segment, improvements in the commercial leasing market support the attraction of new members. For example, in 2010, occupancy in the AON Building in Chicago, where our Mid-America Club is located, was 69.4%. As of December 31, 2013, occupancy has increased to 80.0%, and our membership at the Mid-America Club increased 6.2% over the same period. We believe our alumni clubs are less impacted by local economic conditions as the membership tends to draw from a larger geographical area.

          Reinvent Through Strategic Capital Investment.    We believe our ability to conceptualize, fund and execute club reinventions gives us a significant competitive advantage over member-owned and individual privately-owned clubs, which may have difficulty gaining member consensus and financial backing to execute such improvements. In 2007, we embarked on the "reinvention" of our clubs through strategic capital investment projects designed to drive membership sales, facility usage and member retention. We believe this strategy results in increased member visits during various parts of the day for both business and pleasure, allowing our clubs to serve multiple purposes depending on the individual needs of our members. Additionally, our investments have enabled us to make appropriate price adjustments.

          Elements of reinvention capital expenditures include "Touchdown Rooms", which are small private meeting rooms allowing members to hold impromptu private meetings while leveraging the other services of their club. "Anytime Lounges" provide a contemporary and casual atmosphere to work and network, while "Media Rooms" provide state of the art facilities to enjoy various forms of entertainment. Additional reinvention elements include refitted fitness centers, enhanced pool area amenities such as shade cabanas, pool slides and splash pads, redesigned golf practice areas for use by beginners to avid golfers, and newly created or updated indoor and outdoor dining and social gathering areas designed to take advantage of the expansive views and natural beauty of our clubs.

          From 2007 to 2013, we invested approximately $410 million, or 7.9% of total revenue, to reinvent, upgrade, maintain, replace and build new and existing facilities and amenities. Much of our invested capital included adding reinvention elements to many of our clubs, including the construction or remodeling of approximately 20 fitness facilities and 60 dining venues, the addition of three family-oriented outdoor water related amenities and improvements to approximately 800 holes of golf. As of March 25, 2014, 35 of our clubs were considered "major reinvention" clubs and received significant reinvention capital. We define "major reinvention" clubs as those clubs receiving $750,000 or more gross capital spend on a project basis, excluding initial one-time capital investments at newly acquired clubs.

          Examples of major reinvention clubs include but are not limited to:

  •
  Gleneagles Country Club in Dallas, Texas

  •
  Morgan Run Club and Resort in Rancho Santa Fe, California

  •
  The Hills of Lakeway in Austin, Texas

  •
  The Houston Club in Houston, Texas

  •
  Center Club Costa Mesa in Costa Mesa, California

  •
  The City Club Los Angeles in Los Angeles, California

          We believe the benefits of reinvention include an increase in revenue as a result of an increase in member usage, increase in member spend per visit, and an increase in new memberships. For instance, the recent renovation at Trophy Club Country Club near Dallas, Texas is an example of how we profit from major renovation projects. In 2012, we invested approximately $1.5 million to renovate the clubhouse as part of our reinvention strategy. We believe this investment contributed to a 23.2% and 10.1% increase in revenue and membership, respectively, for the fiscal year ended December 31, 2013, compared to pre-construction revenue and membership for the fiscal year ended December 27, 2011.

          At our business clubs, we have benefited from landlord contributions towards the cost of our business club reinvention. Landlords often see our clubs as amenities that improve the building's overall appeal for its tenants and, as such, are willing to help fund improvements. From 2007 through 2013, we received landlord contributions at 15 of our 16 reinvented business, sports and alumni clubs totaling approximately $25.9 million, representing approximately 40% of the total reinvention investment in our business, sports and alumni clubs. Additionally, we expect approximately $1.6 million in tenant improvement allowances attributable to reinvention projects occurring during fiscal year 2014 under the terms of the respective lease agreements. We believe that these leasehold improvements also favorably position us to capitalize on the improving economy.

          The reinvention capital investments made at the Silicon Valley Capital Club in San Jose, California further demonstrate how we profited from such projects. From mid-2011 through early 2012, we invested approximately $2.8 million, of which $0.8 million was funded by the landlord for tenant improvements. We believe this investment contributed to a 32.0% and 18.4% increase in revenue and membership, respectively, for the fiscal year ended December 25, 2012, compared to pre-construction revenue and membership for the fiscal year ended December 28, 2010.

          Our reinvention concept was based on consumer research conducted during the recession. Through this research, we analyzed how members were using our facilities, why members joined and why some subsequently resigned. This research was utilized to develop physical and programming changes to better suit our members' preferences and needs. Based on our data, in 2013, our members visited our reinvented golf and country clubs an average of 23.4% more frequently than members of non-reinvented clubs and members visited our reinvented business, sports and alumni clubs an average of 39.6% more frequently than non-reinvented clubs.

          During fiscal 2012 and 2013, we spent $17.6 million and $26.0 million, respectively, on reinvention capital and plan to invest approximately $20 million in 2014 at seven golf and country clubs and four business, sport and alumni clubs. We believe these additional major reinvention projects represent opportunities to increase revenues and generate a positive return on our investment, although we cannot guarantee such returns. We will continue to identify and prioritize capital projects for fiscal years 2015 and beyond to add reinvention elements.

          Pursuing Selected Acquisitions.    Acquisitions allow us to expand our portfolio and network offerings. We believe the ability to offer access to our collection of clubs provides us a significant competitive advantage in pursuing acquisitions. Newly acquired clubs may generally benefit from additional capital and implementation of our reinvention strategy. We believe that the unique benefits that we have to offer, such as a policy which does not assess members for capital improvements as well as our ability to consummate acquisitions and improve operations, provide us a unique competitive advantage in pursuing potential transactions. We believe there are many attractive acquisition opportunities available and we continually evaluate and selectively pursue these opportunities to expand our business. We actively communicate with other club operators, their lenders and boards of directors who may seek to dispose of their club properties or combine membership rosters at a single club location. We also evaluate joint ventures and management opportunities that allow us to expand our operations and increase our recurring revenue base without substantial capital outlay. When we do make strategic acquisitions, we do so only after an evaluation to satisfy ourselves that we can add value given our external growth experience, facility assessment capabilities, operational expertise and economies of scale. For example, in 2010, we acquired the Country Club of the South outside of Atlanta, Georgia (which had been foreclosed upon) for approximately $7.4 million, or less than one-third of its replacement cost. Thereafter, we invested $2.0 million in reinvention elements which helped contribute to a 17.9% and 10.1% increase in revenue and membership, respectively, for the fiscal year ended December 31, 2013, compared to the fiscal year ended December 27, 2011.

          Over the past three years, we have continued to take advantage of market conditions to expand our portfolio, including the 2011 acquisition of three golf and country club properties in the Long Island area of New York and the acquisition of Canterwood Golf and Country Club, a previously member-owned club in the Seattle, Washington area. In 2012, we acquired Hartefeld National Golf Club, a bank-held private golf and country club in Avondale, Pennsylvania and we entered into new agreements to manage and operate LPGA International, a semi-private golf and country club in Daytona Beach, Florida and Hollytree Country Club, a private country club in Tyler, Texas. In 2013, we acquired Oak Tree Country Club, a private country club in Edmond, Oklahoma, Cherry Valley Country Club, a private country club in Skillman, New Jersey and Chantilly National Golf and Country Club, a private country club located in Centreville, Virginia. In 2014, we purchased

Prestonwood Country Club, a private golf club comprised of two properties: The Creek in Dallas, Texas and The Hills in nearby Plano, Texas.

          Subsequent to the twelve weeks ended March 25, 2014, on April 29, 2014, we acquired the TPC Piper Glen in Charlotte, North Carolina for a purchase price of $3.8 million and the TPC Michigan in Dearborn, Michigan for a purchase price of $3.0 million. On April 30, 2014, we finalized the lease and management rights to the Baylor Club, an alumni club under development within the new Baylor University football stadium in Waco, Texas.

          In addition to our domestic initiatives, we believe there is an attractive market to extend our private club expertise through international management arrangements. As of March 25, 2014, we managed one business club in Beijing, China and one business club in Hefei, China and have an agreement to manage one business club currently under development elsewhere in China. Going forward, we will also consider selectively expanding our international operations.

Industry and Market Opportunity

          Our company is a membership-based leisure business closely tied to consumer discretionary spending. We believe that we compete for these discretionary consumer dollars against such businesses as amusement parks, spectator sports, ski and mountain resorts, fitness and recreational sports centers, gaming and casinos, hotels and restaurants. We believe that we will benefit from the recovery taking place in the leisure industry as evidenced by recent trends in gross domestic product ("GDP") growth within our industry. According to the BEA, from 2012 to 2013, the leisure and hospitality industry's GDP growth increased by 2.0%, outperforming the overall U.S. GDP growth of 1.9% during the same period.

Year Over Year % Change in Leisure GDP (1)(2)

Source: Bureau of Economic Analysis.

(1)
Leisure represents the BEA defined industry of arts, entertainment, recreation, accommodation and food services.

(2)
GDP represents value added; according to the BEA, value added by industry is a measure of the contribution of each industry to the nation's GDP.

          Favorable Macro-Economic Trends.    We believe that our industry and business are generally affected by macro-economic conditions and trends. Evidence of those trends from calendar year

2008 to 2013 include, the S&P 500 increasing 128%, home sales volume (including new home and existing home sales) increasing from 9.8 million to 10.0 million, according to the Bureau of the Census and the National Association of Realtors, median home prices of existing homes increasing from a 2008 low of $175,000 to $197,700 at the end of December 2013, according to the National Association of Realtors, and the consumer discretionary spend increasing from $10.0 trillion to $11.6 trillion, as reported by the BEA. We believe that as the economy continues to recover from recession lows, our industry will continue to benefit. For more than the past year and a half, the consumer sentiment index has remained above its five year average, according to Thomson Reuters/University of Michigan. We believe that as consumer confidence and disposable income increase, our clubs will benefit from increased leisure and discretionary dollars spent as individuals and families look to expand recreational activities and social interactions.

Source: Thomson Reuters and University of Michigan.	Source: Bureau of Economic Analysis.

          Affluent Demographic.    According to data provided by Buxton, a database and mapping service, our members reside in locations where the average household income is in excess of $150,000. According to the Resonance Report for 2013, which relies on estimates from the Bureau of Labor Statistics, households with income of $150,000 or greater account for 36% of all consumer spending on social, recreation and health club memberships. We believe this demographic's share of discretionary spending is beneficial to our business.

Golf Industry Overview

          The operational and financial performance of our clubs have been, and we believe will continue to be, influenced by local, regional and national U.S. macro-economic trends. We primarily own and operate private golf and country clubs for which we believe demand is generally more resilient to economic cycles than public golf facilities and other hospitality assets, which we believe can be attributed to our favorable membership demographics.

          Golf Industry Trends.    We believe that golf industry trends are favorable to our private club membership model. The golf industry is characterized by varied ownership structures, including properties owned by corporations, member equity holders, developers, municipalities and others. Reports prepared by the National Golf Foundation ("NGF") show that during the 1990's and early 2000's, the industry suffered an overbuilding of public golf facilities. Over 3,160 public golf facilities opened from 1990 through 2000, increasing the supply of public golf by 39%. Golfer growth could not keep pace with the new supply generated during this time period. NGF also reports that 2013 represented the eighth consecutive year in which total facility closures outnumbered openings, with a net reduction of 144 18-hole equivalent courses in 2013. Based on a count by NGF,

2013 year-end U.S. golf supply totaled 15,516 facilities comprised of 11,505 public facilities and 4,011 private golf clubs.

Golf Facilities in The U.S.	Net Change in Total Golf Course Supply

Source: National Golf Foundation	Source: National Golf Foundation

          Golfer Trends.    According to NGF estimates, core and avid golfers represent more than 50% of total golfers and represented approximately 94.0% of the $26.3 billion spent on golf in 2012. We believe that core and avid golfers are the most likely golfers to become private club members and according to private club trends last reported by NGF, private golf clubs have an average golfer spend of approximately $2,000 per year versus public courses that have an average golfer spend of approximately $650 per year. Further, NGF reports that the typical private club member is 55 years old with an annual household income of approximately $125,000 whereas the typical public golfer is 47 years old with an annual household income of approximately $95,000.

          According to publications by NGF, the private golf club industry captures a more affluent segment of baby boomers than the industry as a whole, and we believe baby boomers will play a significant role in the future of the golf industry. Further, NGF believes that there is a pipeline of qualified member prospects with similar characteristics as our current members and almost half of total golfers are under the age of 40.

Source: National Golf Foundation	Source: National Golf Foundation

Business Club Industry Overview

          While there is no specific industry designation for our business, sports and alumni clubs, we believe utilization of our clubs is comparable to the restaurant and hospitality industries. Our business clubs are located in 17 of the top 25 Metropolitan Statistical Areas ranked by population. Our business clubs include dining rooms, bar areas and private meeting rooms which allow members to entertain clients, conduct business and host social and corporate events.

          We believe that a favorable economic backdrop increases business activity (as measured by corporate profits and the success of the capital markets) and will positively affect the demand for our business clubs. According to the BEA, corporate profits from current production (also known as operating or economic profits) increased 4.6% in 2013, compared with an increase of 7.0% in 2012. Similarly, the S&P 500 Index, a proxy for the performance of the broader public equity capital markets, has recently witnessed significant returns. On a total return basis, the S&P 500 is up over 50% the past three years.

Source: Bureau of Economic Analysis.

          We anticipate that a continued influx of jobs into our key markets of operations will drive increased demand for our food and beverage and hospitality amenities and offerings. We believe the locations of our business clubs, which also serve as anchors to commercial towers and business centers, position us to capture increased spend from the growing work force that is recovering from the recession. Additionally, as business activity increases for working professionals, we believe private corporate sponsored events are likely to become more sought after.

Competition

          While our principal direct competitors are other golf, country or business clubs with similar facilities, we also compete for discretionary leisure spending with other types of recreational facilities and forms of entertainment including restaurants, sports attractions, hotels and vacation travel.

          We are the largest owner operator of private golf and country clubs in the United States, with more than twice as many private golf and country clubs as the closest competitor, according to NGF. Overall, the golf industry is a highly fragmented competitive landscape with approximately

4,000 private golf clubs in the United States, of which approximately 15% were under corporate management according to NGF's 2013 year-end data. The data further concludes that the top 10 golf management companies, including ClubCorp, owned or managed approximately 275 golf clubs, or about 7.0% of the total private golf club market at the end of calendar year 2013. In fact, according to NGF, at the end of 2013 only four other companies owned or operated more than 25 private golf clubs in the United States with Sequoia Golf (including Canongate), Troon Golf LLC, Century Golf Partners and U.S. Air Force Services Agency reporting a total of 38, 36, 27 and 25, respectively.

          We believe most of our competition is regionally or locally based and the level of competition for any one of our clubs depends on its location and proximity to other golf facilities relative to the location of our members. In several of our strategically concentrated markets, such as Texas, California and Florida, our ownership of multiple facilities allows us to offer access to multiple clubs both locally and beyond. While others have attempted to create their own access and benefit programs, we believe our product offerings would be difficult to replicate on a similar scale, given the size of our portfolio of clubs, geographic diversity of our clubs and our numerous alliances with other clubs, resorts and facilities.

          Competition for our business, sports and alumni clubs is dependent on the individual market, and the needs of the individual member. For members looking for a private dining experience, nearby restaurants are our primary competition. For members looking for places to conduct business, our competition includes other facilities that provide meeting space such as hotels and convention centers as well as places such as fast casual restaurants and coffee bars, where people can conveniently meet and conduct informal meetings and access the internet. For people looking for a place to hold a private party such as a wedding, our competition includes other catering facilities such as hotels and resort facilities.

Seasonality

          Golf and country club operations are seasonal in nature, with peak season beginning in mid-May and running through mid-September in most regions. Usage at our golf and country clubs declines significantly during the first and fourth quarters, when colder temperatures and shorter days reduce the demand for outdoor activities. However, the seasonality of revenues for many of our golf and country clubs is partially mitigated by our strategic concentration in regions with traditionally warmer climates such as Texas, California and Florida. While nearly all of our golf and country clubs experience at least some seasonality, due to the recurring nature of our year round membership dues income, seasonality has a muted impact on our overall performance as compared to daily fee public golf facilities. Many of our golf and country clubs also offer other amenities such as dining, indoor tennis and fitness facilities, which provide revenue streams that are typically less affected by seasonality than our golf operations revenues. We consider the year-round recurring dues revenue stream to be one of the primary advantages of private club ownership. Our business clubs are less seasonal in nature, but typically generate a greater share of their annual revenues in the fourth quarter due to the holiday and year-end party season. In addition, the first, second and third fiscal quarters each consist of 12 weeks, whereas the fourth quarter consists of 16 or 17 weeks of operations. As a result of these factors, we usually generate a disproportionate share of our revenues and cash flows in the second, third and fourth quarters of each year and have lower revenues and profits in the first quarter.

Sales and Marketing

          We promote our clubs through extensive marketing and sales programs that are designed to appeal to our existing members, prospective members or underrepresented demographic groups. For example, we responded to the younger age of prospective members in the industry with targeted membership programs for young executives. We have also designed programming and events geared toward women and invested in family amenities that broaden the appeal of our clubs. Additionally, we advertise through social media and print advertisements in a variety of national, regional and local magazines and newspapers. We also showcase our facilities, products and services through our award-winning quarterly lifestyle magazine, Private Clubs. Private Clubs has received the MAGGIE Award for Best Magazine in the Associations/Trade & Consumer Division each year since 2009. We distribute our magazine to our member households, clubs and strategic alliance partners who subscribe, in order to showcase our facilities, products and services and other content relevant to our current and prospective members. Recent technology advancements include the mobile edition of our Private Clubs magazine, mobile tee times and electronic billing.

          In 2013, our clubs served as the site of several national and regional golf events and certain of our clubs received national awards and recognition. Three clubs received national television coverage while serving as the site of high-profile golf events, including: Firestone Country Club, site of the World Golf Championships — Bridgestone Invitational; Mission Hills Country Club, site of the LPGA Kraft Nabisco Championship (one of the four major tournaments on the LPGA Tour); and Las Colinas Country Club, site of the inaugural North Texas LPGA Shootout. Other significant golf events held at our clubs included the Web.com Midwest Classic at Nicklaus Golf Club at Lionsgate; and America's International Final Qualifying Event for the 2013 Open Championship at Gleneagles Country Club in Plano.

Regulation

          Environmental, Health and Safety.    Our facilities and operations are subject to a number of environmental laws. As a result, we may be required to incur costs to comply with the requirements of these laws, such as those relating to water resources, discharges to air, water and land, the handling and disposal of solid and hazardous waste, and the cleanup of properties affected by regulated materials. Under these and other environmental requirements, we may be required to investigate and clean up hazardous or toxic substances or chemical releases from current or formerly owned or operated facilities. Environmental laws typically impose cleanup responsibility and liability without regard to whether the relevant entity knew of or caused the presence of the contaminants. We use certain substances and generate certain wastes that may be deemed hazardous or toxic under such laws, and from time to time have incurred, and in the future may incur, costs related to cleaning up contamination resulting from historic uses of certain of our current or former properties or our treatment, storage or disposal of wastes at facilities owned by others. Our facilities are also subject to risks associated with mold, asbestos and other indoor building contaminants. The costs of investigation, remediation or removal of regulated materials may be substantial, and the presence of those substances, or the failure to remediate a property properly, may impair our ability to use, transfer or obtain financing for our property. We may be required to incur costs to remediate potential environmental hazards, mitigate environmental risks in the future, or comply with other environmental requirements.

          In addition, in order to improve, upgrade or expand some of our golf and country clubs, we may be subject to environmental review under the National Environmental Policy Act and, for projects in California, the California Environmental Quality Act. Both acts require that a specified government agency study any proposal for potential environmental impacts and include in its analysis various alternatives. Our improvement proposals may not be approved or may be approved with modifications that substantially increase the cost or decrease the desirability of implementing the project.

          We are also subject to regulation by the United States Occupational Safety and Health Administration and similar health and safety laws in other jurisdictions. These regulations impact a number of aspects of operations, including golf course maintenance and food handling and preparation.

          Zoning and Land Use.    The ownership and operation of our facilities, as well as our re-development and expansion of clubs, subjects us to federal, state and local laws regulating zoning, land development, land use, building design and construction, and other real estate-related laws and regulations.

          Access.    Our facilities and operations are subject to the ADA. The rules implementing the ADA have been further revised by the ADA Amendments Act of 2008, which included additional compliance requirements for golf facilities and recreational areas. The ADA generally requires that we remove architectural barriers when readily achievable so that our facilities are made accessible to people with disabilities. Noncompliance could result in imposition of fines or an award of damages to private litigants. Federal legislation or regulations may further amend the ADA to impose more stringent requirements with which we would have to comply.

          Other.    We are also subject to various local, state and federal laws, regulations and administrative practices affecting our business. We must comply with provisions regulating health and safety standards, equal employment, minimum wages, and licensing requirements and regulations for the sale of food and alcoholic beverages.

Employees

          As of April 30, 2014, we had approximately 13,800 employees, of which 10,500 are located at our golf and country clubs, 2,900 are located at our business, sports and alumni clubs and 400 are part of our corporate and regional staff. Other than a small group of golf course maintenance staff at one of our clubs, all of our employees are non-union. We believe we have a good working relationship with our employees and have yet to experience an interruption of business as a result of labor disputes.

Insurance

          We believe that our properties are covered by adequate property, casualty and commercial liability insurance with what we believe are commercially reasonable deductibles and limits for our industry. We also carry other insurance, including directors and officers liability insurance, fiduciary coverage and workers' compensation. Changes in the insurance market over the past few years have increased the risk that affordable insurance may not be available to us in the future. While our management believes that our insurance coverage is adequate, if we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition could be materially and adversely affected.

Intellectual Property

          We have registered or claim ownership of a variety of trade names, service marks, copyrights and trademarks for use in our business, including, but not limited to: Associate Club; Associate Clubs; Building Relationships and Enriching Lives; ClubCater; ClubCorp; ClubCorp Charity Classic; ClubCorp Resorts; Club Corporation of America; ClubLine; Club Resorts; Club Without Walls; Fastee Course; Membercard; My Club. My Community. My World.; Private Clubs; The Society; The World Leader in Private Clubs; and Warm Welcomes, Magic Moments and Fond Farewells. While there can be no assurance that we can maintain registration or ownership for the marks, we are not currently aware of any facts that would negatively impact our continuing use of any of the above trade names, service marks or trademarks. We consider our intellectual property rights to be important to our business and actively defend and enforce them.

 Properties

          As of April 30, 2014, our portfolio consists of 160 clubs located in 25 states, the District of Columbia and two foreign countries. Our golf and country clubs include 88 private country clubs, 14 semi-private clubs and seven public golf courses. Our business, sports and alumni clubs include 31 business clubs, 12 business and sports clubs, seven alumni clubs, and one sports club. We own the underlying real estate for 85 of our golf and country clubs and lease, manage or operate through joint ventures the remaining 24 golf and country clubs. We own, lease, manage or operate through a joint venture 51 business, sports and alumni clubs.

          We believe our leased corporate office space in Dallas, Texas, and the clubs in our portfolio are well maintained and occupy sufficient space to meet our operating needs. During the normal course of business, we evaluate lease terms and club locations and may elect to relocate or combine locations as we see fit.

          The following tables illustrate our clubs by segment, location, type of club, and size either in terms of golf holes for golf and country clubs or approximate square footage for business, sports and alumni clubs, as of April 30, 2014. Subject to certain exceptions, the obligations under the Secured Credit Facilities are secured by mortgages on material fee-owned clubs.

Golf and Country Clubs Segment by Region	Type of Club(1)	Market	State	Golf Holes
California Region
Aliso Viejo Golf Club	Private Country Club	Los Angeles	CA	18
Braemar Country Club	Private Country Club	Los Angeles	CA	27
Canyon Crest Country Club	Private Country Club	Los Angeles	CA	18
Coto de Caza Golf & Racquet Club	Private Country Club	Los Angeles	CA	36
Crow Canyon Country Club	Private Country Club	San Francisco	CA	18
Desert Falls Country Club	Private Country Club	Palm Springs	CA	18
Morgan Run Club & Resort	Private Country Club	Sante Fe	CA	27
Porter Valley Country Club	Private Country Club	Los Angeles	CA	18
Shadowridge Country Club	Private Country Club	San Diego	CA	18
Spring Valley Lake Country Club	Private Country Club	Los Angeles	CA	18
Airways Golf Club	Public Golf	Fresno	CA	18
Empire Ranch Golf Club	Public Golf	Sacramento	CA	18
Indian Wells Country Club	Private Country Club	Palm Springs	CA	36
Mission Hills Country Club	Private Country Club	Palm Springs	CA	54
Teal Bend Golf Club	Public Golf	Sacramento	CA	18
Turkey Creek Golf Club	Public Golf	Sacramento	CA	18
Granite Bay Golf Club	Private Country Club	Sacramento	CA	18
Texas Region
April Sound Country Club	Private Country Club	Houston	TX	27
Bay Oaks Country Club	Private Country Club	Houston	TX	18
Brookhaven Country Club	Private Country Club	Dallas	TX	54
Canyon Creek Country Club	Private Country Club	Dallas	TX	18
The Club at Cimarron	Private Country Club	Mission	TX	18
Fair Oaks Ranch Golf & Country Club	Private Country Club	San Antonio	TX	36
The Club at Falcon Point	Private Country Club	Houston	TX	18
Gleneagles Country Club	Private Country Club	Dallas	TX	36
Hackberry Creek Country Club	Private Country Club	Dallas	TX	18
Hearthstone Country Club	Private Country Club	Houston	TX	27
Hollytree Country Club	Private Country Club	Tyler	TX	18

Golf and Country Clubs Segment by Region	Type of Club(1)	Market	State	Golf Holes
The Clubs of Kingwood at Deerwood	Private Country Club	Houston	TX	18
The Clubs of Kingwood at Kingwood	Private Country Club	Houston	TX	72
Las Colinas Country Club	Private Country Club	Dallas	TX	18
Lost Creek Country Club	Private Country Club	Austin	TX	18
Oakmont Country Club	Private Country Club	Dallas	TX	18
Prestonwood Country Club — The Hills	Private Country Club	Dallas	TX	18
Prestonwood Country Club — The Creek	Private Country Club	Plano	TX	18
Shady Valley Golf Club	Private Country Club	Dallas	TX	18
Stonebriar Country Club	Private Country Club	Dallas	TX	36
Stonebridge Country Club	Private Country Club	Dallas	TX	18
The Ranch Country Club at Stonebridge	Private Country Club	Dallas	TX	27
Lakeway Country Club	Private Country Club	Austin	TX	36
Flintrock Golf Club at Lakeway	Private Country Club	Austin	TX	18
The Hills Country Club at Lakeway	Private Country Club	Austin	TX	18
Timarron Country Club	Private Country Club	Dallas	TX	18
Trophy Club Country Club	Private Country Club	Dallas	TX	36
Walnut Creek Country Club	Private Country Club	Dallas	TX	36
Wildflower Country Club	Private Country Club	Temple	TX	18
Willow Creek Golf Club	Private Country Club	Houston	TX	18
West Region
Anthem Golf & Country Club	Private Country Club	Phoenix	AZ	18
Ironwood Club at Anthem	Private Country Club	Phoenix	AZ	18
Gainey Ranch Golf Club	Private Country Club	Phoenix	AZ	27
Seville Golf & Country Club	Private Country Club	Phoenix	AZ	18
Aspen Glen Club	Private Country Club	Rocky Mountain	CO	18
Canyon Gate Country Club	Private Country Club	Las Vegas	NV	18
Bear's Best Las Vegas	Public Golf	Las Vegas	NV	18
Canterwood Golf & Country Club	Private Country Club	Seattle	WA	18
Midwest Region
Knollwood Country Club	Private Country Club	South Bend	IN	36
Nicklaus Golf Club at LionsGate	Private Country Club	Kansas City	KS	18
Oak Pointe Country Club	Private Country Club	Detroit	MI	36
TPC Michigan	Private Country Club	Dearborn	MI	18
Firestone Country Club	Private Country Club	Akron	OH	63
Quail Hollow Country Club	Private Country Club	Cleveland	OH	36
Silver Lake Country Club	Private Country Club	Akron	OH	18
Mid-Atlantic Region
TPC Piper Glen	Private Country Club	Charlotte	NC	18
Devils Ridge Golf Club	Private Country Club	Raleigh/Durham	NC	18
Lochmere Golf Club	Semi-Private Golf Club	Raleigh/Durham	NC	18
Nags Head Golf Club	Semi-Private Golf Club	Outer Banks	NC	18
Neuse Golf Club	Semi-Private Golf Club	Raleigh/Durham	NC	18
The Currituck Golf Club	Semi-Private Golf Club	Outer Banks	NC	18
Bluegrass Yacht & Country Club	Private Country Club	Nashville	TN	18
Chantilly National Golf and Country Club	Private Country Club	Centreville	VA	18

Golf and Country Clubs Segment by Region	Type of Club(1)	Market	State	Golf Holes
Greenbrier Country Club	Private Country Club	Norfolk	VA	18
Piedmont Club	Private Country Club	Washington, D.C.	VA	18
River Creek Club	Private Country Club	Washington, D.C.	VA	18
Stonehenge Golf & Country Club	Private Country Club	Richmond	VA	18
Northeast Region
Ipswich Country Club	Private Country Club	Boston	MA	18
Hartefeld National Golf Club	Private Country Club	Avondale	PA	18
Diamond Run Golf Club	Private Country Club	Pittsburgh	PA	18
Treesdale Golf & Country Club	Private Country Club	Pittsburgh	PA	27
Cherry Valley Country Club	Private Country Club	Skillman	NJ	18
Hamlet Golf & Country Club	Private Country Club	Long Island	NY	18
Willow Creek Golf & Country Club	Public Golf	Long Island	NY	18
Wind Watch Golf & Country Club	Semi-Private Golf Club	Long Island	NY	18
Southeast Region
Diamante Golf Club	Private Country Club	Hot Springs Village	AR	18
Countryside Country Club	Private Country Club	Clearwater	FL	27
Debary Golf & Country Club	Semi-Private Golf Club	Orlando	FL	18
Deercreek Country Club	Private Country Club	Jacksonville	FL	18
East Lake Woodlands Country Club	Private Country Club	Oldsmar	FL	36
Haile Plantation Golf & Country Club	Private Country Club	Gainesville	FL	18
Hunter's Green Country Club	Private Country Club	Tampa	FL	18
Monarch Country Club	Private Country Club	Palm Beaches	FL	18
Queens Harbour Yacht & Country Club	Semi-Private Golf Club	Jacksonville	FL	18
Tampa Palms Golf & Country Club	Private Country Club	Tampa	FL	18
Stone Creek Golf Club	Semi-Private Golf Club	Ocala	FL	18
LPGA International	Semi-Private Golf Club	Daytona Beach	FL	36
Country Club of Gwinnett	Semi-Private Golf Club	Atlanta	GA	18
Country Club of the South	Private Country Club	Atlanta	GA	18
Eagles Landing Country Club	Private Country Club	Atlanta	GA	27
Northwood Country Club	Private Country Club	Atlanta	GA	18
Bear's Best Atlanta	Public Golf	Atlanta	GA	18
Laurel Springs Golf Club	Private Country Club	Atlanta	GA	18
Southern Trace Country Club	Private Country Club	Shreveport	LA	18
Oak Tree Country Club	Private Country Club	Edmond	OK	36
Country Club of Hilton Head	Private Country Club	Hilton Head	SC	18
Golden Bear Golf Club at Indigo Run	Semi-Private Golf Club	Hilton Head	SC	18
The Golf Club at Indigo Run	Private Country Club	Hilton Head	SC	18
Woodside Plantation Country Club	Private Country Club	Aiken	SC	45
International Region
Cozumel Country Club	Semi-Private Golf Club	Cozumel	Mexico	18
Vista Vallarta Club de Golf	Semi-Private Golf Club	Puerto Vallarta	Mexico	36
Marina Vallarta Club de Golf	Semi-Private Golf Club	Puerto Vallarta	Mexico	18
Total Golf & Country Clubs				2,511

(1)
Public golf courses are open to the general public. Semi-private golf clubs offer memberships in addition to limited public play.

Business, Sports and Alumni Clubs Segment by Region	Business Type	Market	State	Square Footage(1)
California Region
City Club on Bunker Hill	Business Club	Los Angeles	CA	27,000
Center Club	Business Club	Los Angeles	CA	22,000
Silicon Valley Capital Club	Business/Sports Club	San Jose	CA	14,000
University Club atop Symphony Towers	Business Club	San Diego	CA	18,000
Texas Region
Greenspoint Club	Business/Sports Club	Houston	TX	40,000
Houston City Club	Business/Sports Club	Houston	TX	130,000
The Downtown Club at Met	Business/Sports Club	Houston	TX	110,000
The Downtown Club at Houston Center	Business/Sports Club	Houston	TX	55,000
The Houston Club	Business Club	Houston	TX	16,000
La Cima Club	Business Club	Dallas	TX	15,000
Plaza Club	Business Club	San Antonio	TX	19,000
Texas Tech University Club	Alumni Club	Lubbock	TX	20,000
Tower Club	Business Club	Dallas	TX	29,000
The University of Texas Club	Alumni Club	Austin	TX	34,000
The Baylor Club	Alumni Club	Waco	TX	18,000
West Region
Columbia Tower Club	Business Club	Seattle	WA	29,000
Midwest Region
Metropolitan Club	Business/Sports Club	Chicago	IL	60,000
Mid-America Club	Business Club	Chicago	IL	34,000
Skyline Club	Business Club	Indianapolis	IN	16,000
Skyline Club	Business Club	Detroit	MI	20,000
Shoreby Club	Business/Sports Club	Cleveland	OH	21,000
Dayton Racquet Club	Business/Sports Club	Dayton	OH	28,000
The Club at Key Center	Business/Sports Club	Cleveland	OH	34,000
Mid-Atlantic Region
City Club of Washington	Business Club	Washington, D.C.	DC	17,000
Carolina Club	Alumni Club	Chapel Hill	NC	15,000
Capital City Club	Business Club	Raleigh/Durham	NC	18,000
Cardinal Club	Business Club	Raleigh/Durham	NC	22,000
Piedmont Club	Business Club	Winston-Salem	NC	14,000
Club LeConte	Business Club	Knoxville	TN	18,000
Crescent Club	Business Club	Memphis	TN	14,000
Tower Club Tysons Corner	Business Club	Vienna	VA	23,000
Town Point Club	Business Club	Norfolk	VA	18,000
Northeast Region
University of Massachusetts Club	Alumni Club	Boston	MA	26,000
Boston College Club	Alumni Club	Boston	MA	17,000
The Athletic & Swim Club at Equitable Center	Sports Club	New York City	NY	25,000
Pyramid Club	Business Club	Philadelphia	PA	21,000
Rivers Club	Business/Sports Club	Pittsburgh	PA	69,000
Southeast Region
Capital City Club	Business Club	Montgomery	AL	24,000
The Summit Club	Business Club	Birmingham	AL	19,000

Business, Sports and Alumni Clubs Segment by Region	Business Type	Market	State	Square Footage(1)
University Center Club at Florida State	Alumni Club	Tallahassee	FL	64,000
Centre Club	Business Club	Tampa	FL	14,000
Citrus Club	Business/Sports Club	Orlando	FL	27,000
Tower Club	Business Club	Ft. Lauderdale	FL	12,000
University Club	Business/Sports Club	Jacksonville	FL	28,000
Buckhead Club	Business Club	Atlanta	GA	25,000
The Commerce Club	Business Club	Atlanta	GA	26,000
Capital City Club	Business Club	Columbia	SC	21,000
Commerce Club	Business Club	Greenville	SC	16,000
Harbour Club	Business Club	Charleston	SC	18,000
International Region
Capital Club	Business Club	Beijing	China	60,000
Paragon Club of Hefei	Business Club	Hefei	China	150,000
Total Business, Sports and Alumni Clubs				1,630,000

(1)
Business, sport and alumni club size is represented in approximate square footage.

Legal Proceedings

          From time to time, we are involved in litigation that we believe is of the type common to companies engaged in our line of business, including commercial disputes, disputes with members regarding their membership agreements, employment issues and claims relating to personal injury and property damage. We are not involved in any pending legal proceedings that we believe would likely have a material adverse effect on our financial condition, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

          The following table sets forth information about our executive officers and directors as of May 15, 2014.

Name	Age	Position
Eric L. Affeldt	56	President, Chief Executive Officer and Director
Curtis D. McClellan	47	Chief Financial Officer and Treasurer
Mark A. Burnett	49	Chief Operating Officer
James K. Walters	52	Executive Vice President of Sales & Revenue
Ingrid J. Keiser	53	General Counsel, Secretary and Executive Vice President of People Strategy
Daniel T. Tilley	51	Chief Information Officer and Executive Vice President
John A. Beckert	60	Director and Chairman of the Board of Directors
Douglas H. Brooks	61	Director
Janet E. Grove	63	Director
Martin J. Newburger	41	Director
Eric C. Resnick	41	Director
Michael S. Shannon	55	Director
Steven S. Siegel	51	Director
William E. Sullivan	59	Director
Bryan J. Traficanti	42	Director

          Eric L. Affeldt has served as our Chief Executive Officer since December 2006 and as a director since 2006. Prior to joining us, he served as a principal of KSL from 2005 to 2007. Mr. Affeldt also previously served as president and chief executive officer of KSL Fairways Golf Corporation from January 1995 to June 1998, vice president and general manager of Doral Golf Resort and Spa in Miami and the combined PGA West and La Quinta Resort and Club in California from June 1998 to June 2000 and was a founding partner of KSL Recreation Corporation. In addition, Mr. Affeldt was president of General Aviation Holdings, Inc. from January 2000 to March 2005. He is currently a national vice president of the Muscular Dystrophy Association, a member of the World Presidents' Organization, and also serves on the board of directors and as the non-executive chairman for Cedar Fair LP. He holds a B.A. in political science and religion from Claremont McKenna College. As a member of the Board of Directors, Mr. Affeldt contributes his knowledge of the resort and recreation industry, as well as substantial experience developing corporate strategy and assessing emerging industry trends and business operations. Mr. Affeldt also brings his insight into the proper functioning and role of corporate boards of directors, gained through his years of service on various boards of directors.

          Curtis D. McClellan has served as our Chief Financial Officer and Treasurer since November 2008. Prior to that, he served as vice president of finance and controller for FedEx Office and Print Services, Inc. from March 2003 to November 2008. Mr. McClellan has worked in a number of retail-oriented, multi-store companies, including Digital Generation Systems, Inc. from January 2002 to March 2003, GroceryWorks.com, LLC from May 2000 to December 2001, and Randall's Food Markets, Inc. from March 1991 to May 2000. He currently serves on the board of managers and as chair of the audit committee for Avendra, LLC. Mr. McClellan holds a B.S. in accounting from Abilene Christian University and is a Certified Public Accountant.

          Mark A. Burnett has served as our Chief Operating Officer since October 2013 and previously served as Executive Vice President of Golf & Country Clubs from December 2006 to October 2013. From December 2004 to December 2006, Mr. Burnett was the owner and operator of a multi-unit territory of Five Guys Enterprises, LLC franchises. Prior to that, he served as chief operating officer for American Golf Corporation from January 2000 to December 2004. Mr. Burnett previously served as president and chief executive officer from June 1998 to December 1999 and chief operating officer from September 1996 to June 1998 for KSL Fairways Golf Corporation, and as vice president of operations for Golf Enterprises, Inc. from January 1993 to August 1996. Mr. Burnett holds a B.S. in business management from Indiana University.

          James K. Walters has served as our Executive Vice President Sales & Revenue since January 2010 and previously as Executive Vice President of Sales and Marketing from July 2008 to January 2010. Prior to joining us, Mr. Walters served as group president of hospitality and real estate for Kohler Company from May 2006 to July 2008. Mr. Walters also served as executive vice president of operations from August 2005 to January 2006, senior vice president of operations from March 2004 to August 2005, and senior vice president of sales from August 2000 to February 2004 for Wyndham International. Mr. Walters holds a B.S. in hotel administration from the University of New Hampshire, Whittemore School of Business.

          Ingrid J. Keiser has served as our General Counsel, Secretary, and Executive Vice President of People Strategy since July 2008 and previously as Chief Legal Officer from July 2007 to July 2008. Prior to that, Ms. Keiser served as an attorney at American Airlines from August 2004 to July 2007. She previously served as assistant general counsel and assistant secretary for Vail Resorts, Inc. from January 1997 to August 2004, and as senior counsel and secretary for Ralston Resorts, Inc. (formerly known as Keystone Resorts Management, Inc.) from May 1992 to January 1997 and as associate counsel from May 1989 to May 1992. She holds a J.D. from the University of Wisconsin Law School, and a B.A. in international relations from University of California at Davis.

          Daniel T. Tilley has served as our Chief Information Officer and Executive Vice President since May 2007. Prior to joining us, he served at BrightStar Golf Group, LLC, where he was a founding member of the management team and his roles included both chief information officer and chief financial officer from December 2004 to May 2007, as well as serving as a consultant from November 2003 to December 2004. Mr. Tilley's past experience also includes serving as vice president of finance and chief information officer at Spectrum Clubs, Inc. from September 1999 to January 2003. He also served as chief information officer with both Cobblestone Golf Group, Inc. from April 1998 to June 1999 and KSL Fairways Golf Corporation from July 1993 to April 1998. Mr. Tilley holds a B.S. in computer science and mathematics from the University of Pittsburgh.

          John A. Beckert has served as a director and the Chairman of our Board of Directors since August 2013. Mr. Beckert has been an operating partner for Highlander Partners, L.P., a private equity firm, since March 2012 and served as a special advisor to Highlander Partners from October 2010 to March 2012. Mr. Beckert is chairman of the board of the Composites Group, a company that develops and manufactures thermoset plastic compounds and custom molded components, where he has been a director since December 2010. In addition, he served on the board of directors of Meisel, a digital graphic arts provider, from July 2008 to December 2012. Previously, from August 2004 to December 2006, Mr. Beckert was ClubCorp, Inc.'s chief executive officer and president and its chief operating officer and president from August 2002 to August 2004. He also served as a member of the board of directors. Prior to that, he was a partner in Seneca Advisors L.L.P. from 2000 to 2002 and president and chief operating officer of Bristol Hotels & Resorts from 1998 to 2000. Mr. Beckert served as vice president of operations of Bristol Hotels & Resorts from 1985 to 1998. Mr. Beckert serves on the board of directors of A.H. Belo, and the audit, compensation and nominating and governance committees of A.H. Belo, and has served as a consultant to our Board of Directors. Mr. Beckert holds a B.S. in hotel administration from Cornell University. Mr. Beckert's prior experience with ClubCorp and his background in finance and the resort and hotel industries give him the qualifications and skills to serve as a member of our Board of Directors.

          Douglas H. Brooks has served as a director since August 2013. Mr. Brooks served as chairman of the board of directors of Brinker International, Inc., a casual dining restaurant company, from November 2004 to December 2013 and currently serves as a consultant to Brinker International. Mr. Brooks served as Brinker International's chief executive officer from January 2004 to January 2013 and as its president from January 1999 to January 2013. Mr. Brooks has also served in other capacities for Brinker including as its chief operating officer and as president of Chili's Grill & Bar. In addition to his role as chairman of the board of directors of Brinker International, Mr. Brooks also serves on the board of directors of Southwest Airlines Co. and Auto Zone, Inc. He earned a B.S. in Hotel and Restaurant Management from the University of Houston in 1975. As a member of our Board of Directors, Mr. Brooks brings his knowledge of the hotel and restaurant industries, as well as substantial insight into successful compensation and incentive structures.

          Janet Grove has served as a director since August 2013. Prior to joining us, Ms. Grove served as corporate vice chairman from February 2003 to June 2011 for Macys, Inc. and chairman & chief executive officer from December 1999 to February 2009 and chairman from February 1998 to December 1999 for Macy's Merchandising Group. Ms. Grove serves on the board of directors for Safeway, Inc. and Aeropostale, Inc., and in an advisory role to the chief executive officer and senior management for Karstadt Department Stores and has served as a consultant to our Board of Directors from December 2012 to August 2013. Ms. Grove holds a Bachelor's Degree in Marketing from California State University in Hayward. Ms. Grove's in-depth retail and management experience and her historic knowledge of ClubCorp qualify her to be a member of our Board of Directors.

          Martin J. Newburger has served as a director since 2006. He became a partner of KSL in December 2012, having previously served as a principal since July 2006. Prior to joining KSL, Mr. Newburger was a director at Citigroup, focusing on lodging and leisure investment banking clients, from 2005 to 2006. He was a director at Deutsche Bank, with a similar client focus, from 1998 to 2005. He holds a B.A. from the University of Pennsylvania. As a member of the Board of Directors, Mr. Newburger contributes his financial expertise gained from advising clients on various capital markets transactions and on mergers and acquisitions as an investment banker.

          Eric C. Resnick has served as a director since 2006. He became a managing director of KSL upon its founding in 2005. Prior to that, he co-founded and served as chief financial officer of KSL Resorts from 2004 to 2005. Mr. Resnick also previously served as chief financial officer of KSL Recreation Corporation from 2001 to 2004. His past career experience also includes serving at Vail Resorts, Inc. from 1996 to 2001, where his roles included vice president, strategic planning and investor relations and corporate treasurer, as well as serving as a consultant with McKinsey and Company. He holds a B.A. in mathematics and economics from Cornell University. As a member of the Board of Directors, Mr. Resnick contributes his financial expertise and draws on his years of experience in the resort and recreation industry. Mr. Resnick also brings his insight into the proper functioning and role of corporate boards of directors, gained through his years of service on various boards of directors.

          Michael S. Shannon has served as a director since 2006. He has served as a managing director of KSL since its founding in 2005. He co-founded and previously served as chief executive officer of KSL Resorts from 2004 to 2005, and founded and previously served as president and chief executive officer of KSL Recreation Corporation from 1992 to 2004. Prior to establishing KSL Recreation, he served as president and chief executive officer of Vail Associates, Inc. from 1986 to 1992. He holds a Bachelor of Business Administration from the University of Wisconsin and a Master of Management in accounting and finance from Northwestern University's Kellogg School of Management. As a member of the Board of Directors, Mr. Shannon contributes his knowledge of the resort and recreation industry, as well substantial experience developing corporate strategy and assessing emerging industry trends and business operations. Mr. Shannon also brings his insight into the proper functioning and role of corporate boards of directors, gained through his years of service on various boards of directors.

          Steven S. Siegel has served as a director since 2006. He has served as a partner at KSL since 2005. Prior to that, he was a partner of Brownstein Hyatt & Farber, P.C. from 1995 to 2005, where he served as chair of the Corporate and Securities Department and as a member of the executive committee. From 1990 through 1995, he was with Kirkland & Ellis LLP, becoming a partner in 1993. He previously served as an associate with Cravath, Swaine & Moore from 1987 to 1990. He holds a J.D. from the University of Chicago and a B.A. in Economics from the Wharton School of the University of Pennsylvania. As a member of the Board of Directors, Mr. Siegel contributes his legal expertise gained in his 18 years advising private equity and corporate clients on securities transactions and mergers and acquisitions. Mr. Siegel also brings his knowledge of travel and leisure companies from his years as a partner with KSL.

          William E. Sullivan has served as a director since August 2013. Commencing on June 2, 2014, Mr. Sullivan expects to become the Chief Financial Officer and Treasurer of Purdue University. From March 2007 to May 2012, Mr. Sullivan served as chief financial officer of Prologis, Inc., or Prologis, a publicly traded REIT. Prior to joining Prologis, Mr. Sullivan was the founder and president of Greenwood Advisors, Inc., a private financial consulting and advisory firm, from 2005 to 2007. He served as chief executive officer of SiteStuff, Inc. from 2001 to 2005 and chairman of SiteStuff, Inc. from 2001 until the company was sold in June 2007. Mr. Sullivan served as chief financial officer of Jones Lang LaSalle from 1997 to 2001 and in various other capacities with Jones Lang LaSalle since 1984. Prior to joining Jones Lang LaSalle, he was a member of the Communications Lending Group of the First National Bank of Chicago and also served as a member of the tax division of Ernst & Ernst LLP, a predecessor to Ernst & Young LLP. Mr. Sullivan serves on the board of directors of CyrusOne Inc., a publicly traded REIT, as its lead independent director and chair of its audit committee and on the board of directors of Jones Lang LaSalle Income Property Trust, Inc. as chair of its audit committee. Mr. Sullivan holds a M.B.A. in Management and Finance from Northwestern's Kellogg School of Management and a B.S.B.A. in Accounting and Marketing from Georgetown University. He also is a member of the American Institute of Certified Public Accounts. As a member of our Board of Directors, Mr. Sullivan contributes his financial literacy gained through his years of service as a chief financial officer and as the founder and president of a financial consulting and advisory firm.

          Bryan J. Traficanti has served as a director since 2012. Since 2006, he has served as a portfolio manager at KSL. Mr. Traficanti's portfolio companies have included our company since its acquisition by affiliates of KSL. Prior to that, he served as vice president of asset management at Destination Hotels & Resorts from 2004 to 2006. From 2001 to 2004, Mr. Traficanti served as a director of finance for KSL Resorts, and from 1998 to 2001, he worked in Strategic Planning and Investor Relations at Vail Resorts. Prior to that, he served in public accounting at KPMG Peat Marwick LLP from 1994 to 1998. He holds a Bachelors Degree from the State University of New York at Albany and is a Certified Public Accountant. As a member of the Board of Directors, Mr. Traficanti contributes his financial and accounting expertise and draws on his years of experience in the resort and recreation industry.

          Our executive officers are appointed by our Board of Directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Board of Directors

          Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors consists of 10 directors. Subject to certain provisions in our amended and restated articles of incorporation, our amended and restated bylaws establish a range for the authorized number of directors comprising our Board of Directors of not less than three but not more than fifteen, with the actual number to be fixed from time to time by resolution of our Board of Directors.

          In accordance with our amended and restated articles of incorporation and our amended and restated bylaws, our Board of Directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors are divided among the three classes as follows:

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  Our class I directors are Martin J. Newburger, Steven S. Siegel and Bryan J. Traficanti and their term will expire at the annual meeting of stockholders to be held in 2014.

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  Our class II directors are Janet E. Grove, Eric C. Resnick and Michael S. Shannon and their term will expire at the annual meeting of stockholders to be held in 2015.

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  Our class III directors are Eric L. Affeldt, John A. Beckert, Douglas H. Brooks and William E. Sullivan and their term will expire at the annual meeting of stockholders to be held in 2016.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our Board of Directors may have the effect of delaying or preventing a change of our management or a change in control. In addition, our amended and restated articles of incorporation include provisions giving KSL's affiliates the right, determined in proportion to their collective beneficial ownership of our common stock, to nominate at least a certain percentage of the members of our Board of Directors as set forth below:

% of Common Stock Beneficially Owned by KSL's Affiliates	% of Total Directors KSL is Entitled to Nominate
50% or more	At least a majority
More than 40% but less than 50%	At least 40%
More than 30% but less than 40%	At least 30%
More than 20% but less than 30%	At least 20%
More than 5% but less than 20%	At least 10%

Role of Board of Directors in Risk Oversight

          The Board of Directors has responsibility for the oversight of our enterprise risk management practices. This responsibility has not been delegated to any of our Board of Directors' standing board committees. However, our Audit Committee is responsible for discussing with management and our independent registered public accounting firm our guidelines and policies with respect to risk assessment and risk management, as well as our major financial risk exposures and the monitoring and control of such exposures. Our Audit Committee periodically reports to our Board of Directors on these matters. In addition, each of our Nominating and Corporate Governance Committee and our Compensation Committee helps oversee risk in areas over which it has responsibility and periodically reports to our Board of Directors. Management is responsible for developing and implementing appropriate risk management practices on a day to day basis. Our Board of Directors receives periodic detailed operating performance reviews from management.

Controlled Company Exception

          After giving effect to this offering, affiliates of KSL will continue to own a majority of our common stock. As a result, under our amended and restated articles of incorporation, certain affiliates of KSL are entitled to nominate up to a majority of the total number of directors comprising our Board of Directors and we will remain a "controlled company" within the meaning of the NYSE corporate governance standards. Under the NYSE corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance standards, including (1) the requirement that a majority of the Board of Directors consist of independent directors, (2) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, (3) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. We utilize certain of these exemptions. As a result, we do not have a majority of independent directors on our Board of Directors; and we do not have a nominating and corporate governance committee or a compensation committee that is composed entirely of independent directors. Also, these committees may not be subject to annual performance evaluations. Accordingly, you do not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements. In the event that we cease to be a "controlled company", we will be required to comply with these provisions within the transition periods specified in the NYSE corporate governance rules.

Committees of the Board of Directors

          The standing committees of our Board of Directors consists of an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee.

          Our president and chief executive officer and other executive officers regularly report to the non-executive directors and the Audit, the Compensation and the Nominating and Corporate Governance Committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. The director of internal audit reports functionally and administratively to our chief financial officer and directly to the Audit Committee. We believe that the leadership structure of our Board of Directors provides appropriate risk oversight of our activities given the controlling interests held by affiliates of KSL.

Audit Committee

          Our Audit Committee consists of William E. Sullivan, who serves as the Chair, John A. Beckert, Douglas H. Brooks and Bryan J. Traficanti. William E. Sullivan, Douglas H. Brooks and John A. Beckert qualify as independent directors under NYSE corporate governance standards and the independence requirements of Rule 10A-3 of the Securities Act. Pursuant to Rule 10A-3 and requirements of the New York Stock Exchange, Mr. Traficanti will be required to cease his service on the Audit Committee no later than September 19, 2014. Our Board of Directors has determined that William E. Sullivan qualifies as an "audit committee financial expert" as such term is defined in Item 407(d)(5) of Regulation S-K.

          The purpose of the Audit Committee is to assist our Board of Directors in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm's qualifications and independence, (4) the performance of our internal audit function and (5) the performance of our independent registered public accounting firm. The Audit Committee also prepares the audit committee report required by the SEC to be included in our proxy statement.

          Our Board of Directors has adopted a written charter for the Audit Committee which is available on our website.

Compensation Committee

          Our Compensation Committee consists of Douglas H. Brooks, who serves as the Chair, and Janet E. Grove, Martin J. Newburger, William E. Sullivan and Bryan J. Traficanti. The purpose of the Compensation Committee is to assist our Board of Directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

          Our Board of Directors has adopted a written charter for the Compensation Committee which is available on our website.

Compensation Committee Interlocks and Insider Participation

          Mr. Affeldt, our President and Chief Executive Officer, does not actively participate in the Board of Directors discussions regarding his own compensation. Mr. Affeldt and Ms. Keiser were present for such discussions relating to the 2013 NEO compensation program (as defined below). They made compensation recommendations regarding officers and personnel, and Mr. Affeldt also made recommendations regarding his own compensation. While Mr. Affeldt and Ms. Keiser were each present for such discussions, neither of them determined their own compensation. None of our executive officers has served as a member of a compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served as a director of our company. We are parties to certain transactions with affiliates of KSL described in "Certain Relationships and Related Party Transactions".

Nominating and Corporate Governance Committee

          Our Nominating and Corporate Governance Committee, consists of Janet E. Grove, who serves as the Chair, and John A. Beckert, Douglas H. Brooks, Martin J. Newburger and Steven S. Siegel. The purpose of our Nominating and Corporate Governance Committee is to assist our Board of Directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new Board of Directors members, consistent with criteria approved by the Board of Directors, subject to our amended and restated articles of incorporation and amended and restated bylaws; (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the Board of Directors select, the director nominees for the next annual meeting of stockholders; (3) identifying Board of Directors members qualified to fill vacancies on the Board of Directors or any Board of Directors committee and recommending that the Board of Directors appoint the identified member or members to the Board of Directors or the applicable committee, subject to our amended and restated articles of incorporation and amended and restated bylaws; (4) reviewing and recommending to the Board of Directors corporate governance principles applicable to us; (5) overseeing the evaluation of the

Board of Directors and management; and (6) handling such other matters that are specifically delegated to the committee by the Board of Directors from time to time.

          Our Board of Directors has adopted a written charter for the Nominating and Corporate Governance Committee which is available on our website.

Director Independence

          Pursuant to the corporate governance listing standards of the NYSE, a director employed by us cannot be deemed to be an "independent director", and each other director will qualify as "independent" only if our Board of Directors affirmatively determines that he or she has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our stock, by itself, does not constitute a material relationship.

          Our Board of Directors has affirmatively determined that John A. Beckert, Douglas H. Brooks, Janet E. Grove and William E. Sullivan are "independent" members of our Board of Directors in accordance with NYSE rules.

Code of Business Conduct and Ethics

          Our Board of Directors has adopted an Amended and Restated Code of Business Conduct and Ethics (the "Code of Ethics") applicable to all employees, executive officers and directors that addresses legal and ethical issues that may be encountered in carrying out their duties and responsibilities, including the requirement to report any conduct they believe to be a violation of the Code of Ethics. The Code of Ethics is available on our website. If we were ever to further amend or waive any provision of our Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions, we intend to satisfy our disclosure obligations with respect to any such waiver or amendment by posting such information on our website rather than by filing a Form 8-K.

EXECUTIVE COMPENSATION

Named Executive Officers

          For the fiscal year ended December 31, 2013, the following individuals were our Named Executive Officers (or NEOs):

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  Eric L. Affeldt, our President and Chief Executive Officer;

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  Curtis D. McClellan, our Chief Financial Officer and Treasurer;

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  Mark A. Burnett, our Chief Operating Officer;

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  James K. Walters, our Executive Vice President of Sales & Revenue; and

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  Ingrid J. Keiser, our General Counsel, Secretary and Executive Vice President of People Strategy.

Overview of Compensation Policies and Objectives

          All decisions regarding the compensation program for our chief executive officer, chief financial officer and three other most highly compensated executive officers who served in such capacities at December 31, 2013 ("NEOs") were made by our Board of Directors prior to the completion of our IPO on September 25, 2013, except that decisions made regarding the amounts of annual bonuses paid to our NEOs in respect of fiscal year 2013 were made after our IPO as described in "Annual Cash Bonuses". The period prior to the completion of our IPO is referred to below as the "pre-IPO period". The compensation program for our NEOs for the fiscal year ended December 31, 2013 is referred to below as the "2013 NEO compensation program".

          During the pre-IPO period, we did not have a compensation committee. During that period, the Board of Directors performed the functions of a typical compensation committee and determined the compensation of our NEOs, following consideration of recommendations from Mr. Affeldt and Ms. Keiser. See "Role of Our Named Executive Officers in Compensation Decisions".

          With respect to the 2013 NEO compensation program, consistent with our practice during the pre-IPO period, our general compensation arrangements were guided by the following principles and business objectives:

  •
  alignment between the interests of our named executive officers and our stockholders' interests by tying both annual and long-term incentive compensation to financial and operations performance and, ultimately, to the creation of enterprise value;

  •
  attracting and retaining high caliber executives and key personnel by offering total compensation that was competitive with that offered by similarly situated companies and rewarded personal performance; and

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  supporting business growth, financial results and the expansion of our portfolio of clubs.

During the pre-IPO period, we were not required to use, and generally did not use, many of the compensation practices and policies employed by publicly traded companies subject to the executive compensation disclosure rules of the SEC and Section 162(m) of the Code.

Compensation Decision-Making

          For the 2013 NEO compensation program, consistent with our practice during the pre-IPO period, the Board of Directors relied on its judgment in making compensation decisions after reviewing our performance, including our short- and long-term strategies and current economic and market conditions. In making these decisions, the Board of Directors carefully evaluated an executive's performance during the year against established goals, leadership qualities, operational performance, business responsibilities, the executive's career with us, current compensation arrangements and long-term potential to enhance enterprise value. During this period, our main objective in establishing compensation arrangements was to set criteria that were consistent with our business strategies. Generally, in evaluating performance for these purposes, the Board of Directors reviewed the following criteria:

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  our strategic goals and objectives;

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  individual management objectives that relate to our strategies;

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  achievement of specific operational goals of the executive officers, including the acquisition of strategic properties; and

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  our overall financial performance.

          During the pre-IPO period, our executive compensation programs and policies depended upon the position and responsibility of each NEO and were consistent with our objectives. However, our Board of Directors did not specifically weigh these goals and objectives in our assessment of executive compensation arrangements, and we did not rely on these goals exclusively in making compensation decisions.

          Under the 2013 NEO compensation program, our NEOs were eligible for a mix of guaranteed and performance-based compensation. Our Board of Directors attempted to achieve an appropriate mix between these two types of compensation, as well as an appropriate balance between cash and equity-based compensation. The 2013 NEO compensation program did not have formal policies relating to the allocation of total compensation among the various elements of compensation that we provide. The 2013 NEO compensation program was designed to be competitive with companies with whom we compete for executive talent and to be fair and equitable to us, our executives and our stockholders. We believe that the 2013 NEO compensation program provided appropriate compensation opportunities based on individual performance in the short-term as we prepared for our IPO and induced them to contribute to the creation of enterprise value over the long-term.

          The Compensation Committee of the Board of Directors was formed in August 2013, at which time the Board of Directors adopted the Compensation Committee charter. Beginning after our IPO, the Compensation Committee assumed responsibility for determining Mr. Affeldt's compensation and for approving, or reviewing and recommending to the Board of Directors, the compensation payable to our other executive officers. The Compensation Committee's responsibilities include the establishment of, or the review and recommendation to the Board of Directors for establishment of, new executive compensation programs. With regard to the 2013 NEO compensation program, the Compensation Committee determined only what bonus awards were to be paid to the NEOs as described in Annual Cash Bonuses; all other compensation payable to our executive officers under the 2013 NEO program was approved by the Board of Directors during the pre-IPO period.

Role of our Named Executive Officers in Compensation Decisions

          We completed our IPO on September 25, 2013, after our Board of Directors had established the 2013 NEO compensation program. All decisions regarding compensation received by our NEOs pursuant to the 2013 NEO compensation program were determined by our Board of Directors, except that decisions made regarding the amounts of annual bonuses paid to our NEOs in respect of fiscal year 2013 were made after our IPO as described in "Annual Cash Bonuses". Mr. Affeldt made recommendations to the Board of Directors regarding his own compensation pursuant to the 2013 NEO compensation program, including recommendations with respect to his salary and with respect to the discretionary bonuses paid to Messrs. Affeldt and McClellan and Ms. Keiser for their contributions to our IPO, as described in "Annual Cash Bonuses". Although he was present for discussion of his recommendations, Mr. Affeldt did not actively participate in these discussions or determine his own compensation, including his bonus related to our IPO.

          Mr. Affeldt, our President and Chief Executive Officer, does not actively participate in the Board of Directors discussions regarding his own compensation. Mr. Affeldt and Ms. Keiser were present for discussions relating to the 2013 NEO compensation program. They made compensation recommendations regarding officers and personnel, and Mr. Affeldt also made recommendations regarding his own compensation. While Mr. Affeldt and Ms. Keiser were each present for such discussions, neither of them determined their own compensation.

          We anticipate that all compensation decisions regarding the compensation program for our NEOs in fiscal years beginning with 2014 will be determined by the Compensation Committee. In this regard, we expect that the Compensation Committee will consult with senior executives in all areas of our organization, review the performance of our NEOs and establish, or recommend to the Board of Directors, individual management objectives and compensation levels for our NEOs. We also anticipate that in future fiscal years, Mr. Affeldt and Ms. Keiser will continue to attend portions of Compensation Committee discussions about compensation for officers generally and that they will discuss and make recommendations regarding the compensation of individual executive officers other than themselves. However, we anticipate that neither Mr. Affeldt nor Ms. Keiser will make recommendations to the Compensation Committee regarding his or her own compensation and that neither will be present when his or her own compensation is determined.

Compensation Strategies and Use of Peer Groups

          Our Board of Directors did not historically use consultants or specific peer groups in developing the compensation packages for our NEOs. Instead, executive compensation was determined by our Board of Directors using its own judgment, following input from Mr. Affeldt and Ms. Keiser, as well as the experience of the Board of Directors' members with compensation structures and programs in other companies with which they have been associated or on whose boards of directors they have served.

          With respect to the compensation program for our NEOs in 2014, the Compensation Committee has utilized compensation consultants to provide benchmarking and peer group analyses in determining and developing the program. The Compensation Committee's charter provides the Compensation Committee with sole discretion to retain any compensation consultant, independent legal counsel or other adviser and requires us to provide the Compensation Committee with funding for these purposes. We retained Pearl Meyer & Partners ("Pearl Meyer") in May, 2013 to provide a compensation study to the Board of Directors. In December, 2013, the Compensation Committee retained Mercer (US) Inc. ("Mercer") to provide consulting in connection with the long-term incentive component of the compensation program for our executive officers for fiscal year 2014. Pearl Meyer had not provided any services to us prior to its engagement. Mercer had previously provided certain pension administration and consulting services related to an affiliate that we have since sold. The studies, analyses and consulting provided by Pearl Meyer and by Mercer were not used in decisions related to the 2013 NEO compensation program.

Elements of Our 2013 Executive Compensation Program

          The 2013 NEO compensation program established by our Board of Directors consisted of the following elements:

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  base salary;

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  annual discretionary and long-term cash bonuses;

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  equity-based awards, including change of control provisions;

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  severance payments; and

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  health and retirement benefits and perquisites, including relocation benefits and life insurance benefits.

The 2013 NEO compensation program did not include formal policies relating to the allocation of total compensation among the various elements of compensation.

Base Salary

          Pursuant to the 2013 NEO compensation program, the annual base salaries of our NEOs were set with the objective of attracting and retaining highly-qualified individuals for the relevant positions and rewarding individual performance. When determining salary levels for individual executive officers, our Board of Directors considered salary ranges for comparable positions at companies in our industry, the executive's responsibilities, experience, potential, individual performance and contribution to our business; however, none of these factors had been subject to any specific performance targets, nor given a specific weighting in the compensation decision-making process. The Board of Directors also considered other factors such as the unique skills of our NEOs, demand in the labor market and succession planning.

          As of December 31, 2013, the annual base salaries payable to our NEOs were as follows:

Eric L. Affeldt	$500,000
Curtis D. McClellan	$320,000
Mark A. Burnett	$375,000
James K. Walters	$317,000
Ingrid J. Keiser	$275,000

          Based on a review of our NEOs' base salaries for fiscal year 2013, and based on its judgment regarding the responsibilities of our executive officers, our Board of Directors increased the annual base salaries for Mr. McClellan from $310,000 to $320,000 effective as of May 1, 2013, Mr. Burnett from $365,000 to $375,000 effective as of May 1, 2013, and Mr. Walters from $310,000 to $317,000 effective as of May 1, 2013. None of the other NEOs received a salary adjustment in fiscal year 2013.

Annual Cash Bonuses

          Under the 2013 NEO compensation program, each of our NEOs was eligible to earn an annual cash bonus up to an amount equal to a specified percentage of such NEO's base salary (see "Executive Offer Letters", below). Our overall financial performance generally determined what percentage, if any, of an NEO's annual target bonus was realized. However, the terms of the program required that a minimum Adjusted EBITDA threshold be attained before any bonuses were paid. The minimum pre-established Adjusted EBITDA threshold for fiscal year 2013 was attained, and a sub-committee of the Compensation Committee, consisting solely of non-employee directors, on behalf of the Board of Directors determined what bonus awards were to be paid to the NEOs.

Specifically, given the attainment of the Adjusted EBITDA performance for fiscal year 2013, discretionary bonuses in respect of the fiscal year 2013 bonus program were paid as follows:

Eric L. Affeldt	$250,000
Curtis D. McClellan	$150,000
Mark A. Burnett	$190,000
James K. Walters	$125,000
Ingrid J. Keiser	$125,000

          Mr. Burnett's annual cash bonus included $15,000 for assisting us in providing certain consulting services in 2013 to an affiliate of KSL.

          In addition to the amounts shown in the table above, the Board of Directors granted each of Mr. Affeldt, Mr. McClellan, and Ms. Keiser a discretionary bonus of $100,000 for their roles in and contribution to the completion of our IPO.

Long-Term Incentive Plan

          In fiscal year 2011, we adopted a long-term cash incentive plan ("LTIP") pursuant to which participants, including our NEOs, were eligible to earn a cash award at the end of a three-year period, based on our achieving or exceeding a threshold Adjusted EBITDA performance goal for fiscal year 2013. The Adjusted EBITDA performance goal for fiscal year 2013 was defined in a substantially similar manner as for our fiscal year 2013 bonus program, as discussed above, and was attained, and the Board of Directors determined in its sole discretion what awards were to be paid under the program. Specifically, cash payments in the amounts set forth below were awarded in 2013 and paid subsequent to December 31, 2013.

Named Executive Officer	LTIP Awarded in 2013
Eric L. Affeldt	$700,000
Curtis D. McClellan	$310,000
Mark A. Burnett	$400,000
James K. Walters	$300,000
Ingrid J. Keiser	$290,000

Equity-Based Awards

          We believe that successful performance over the long term is aided by the use of equity-based awards which create an ownership culture among our employees that provides an incentive to contribute to the continued growth and development of our business. Equity-based awards also allow for a portion of our executive compensation to be "at-risk" and directly tied to the performance of our business.

          Except for the awards of restricted stock issued upon surrender of Class C units of Fillmore (as described below), no equity-based awards were granted to our NEOs during fiscal year 2013.

Conversion of Fillmore Units

          In connection with the consummation of our IPO, each of our NEOs surrendered all of the Class A units and Class C units of Fillmore CCA Investment, LLC ("Fillmore") then held by them in exchange for shares of our common stock previously held by Fillmore. The number of shares of our common stock delivered to our NEOs was determined in a manner intended to equate the aggregate fair value of such shares at our IPO offering price to the aggregate fair value of the NEOs' Class A units and Class C units immediately prior to the conversion, based on the relative fair value priorities applicable to various classes of Fillmore's Class A units and Class C units. The

Class A units held by our NEOs were fully vested at the time they were surrendered, with the exception of 20% of the Class A units held by Mr. McClellan that were converted from Class B units in connection with our formation and reorganization in November 2010, which units were originally scheduled to vest on November 17, 2013. The vesting of Mr. McClellan's units was fully accelerated by our Board of Directors immediately prior to the surrender of such units in recognition of Mr. McClellan's efforts to complete our IPO.

          Vested Class C units were exchanged for shares of our common stock and unvested Class C units were exchanged for unvested restricted shares of our common stock, which are subject to the time vesting requirements described below. The table below reflects the number of restricted shares of our common stock that were received by each NEO upon such exchange of Class C units.

Named Executive Officer	Number of Restricted Shares Received In Exchange For Class C Units
Eric L. Affeldt	66,061
Curtis D. McClellan	34,301
Mark A. Burnett	40,653
James K. Walters	34,301
Ingrid J. Keiser	34,301

          The restricted shares vest in two equal annual installments, with the first 50% having vested on December 31, 2013, and the remaining 50% vesting on December 31, 2014, subject to the continued employment of the respective NEO.

Restricted Stock Units Awarded under the Stock Plan

          On April 1, 2012, our Board of Directors granted awards of restricted stock units ("RSUs") to our NEOs under the terms of the Stock Plan, as listed in the table below:

Named Executive Officer	Number of Restricted Stock Units
Eric L. Affeldt	283,241
Curtis D. McClellan	31,201
Mark A. Burnett	169,964
James K. Walters	31,201
Ingrid J. Keiser	31,201

          Our Board of Directors granted larger RSU awards to each of Messrs. Affeldt and Burnett in recognition of their level of responsibility for our entire business and in order to make a larger portion of their annual compensation both be "at-risk" and directly tied to the performance of our business.

          The numbers of RSUs listed above reflect two forward stock splits effected in 2013. See Notes 2 and 16 to our audited consolidated financial statements incorporated by reference in this prospectus for a description of the stock splits and their effect on the RSUs listed above.

          The RSUs awarded to our NEOs vest based upon the satisfaction of both a time condition and a liquidity condition. The time condition is satisfied with respect to one-third of the RSUs on each of the first three anniversaries of the vesting commencement date as set forth in the applicable RSU agreement. The initial vesting event is a liquidity condition that is satisfied upon the first to occur of the following dates: (i) the date of a change in control (as defined in the Stock Plan), (ii) the date that is six months following September 25, 2013 (the effective date of our IPO) or (iii) March 15, 2014. The number of RSUs that vest on such initial vesting event is determined by the product obtained by multiplying the total number of RSUs granted to such NEO by a fraction, the numerator of which is the number of anniversaries (up to a maximum of three) under the time condition that have elapsed from the vesting commencement date set forth in the RSU award agreement to the earlier of (a) the date of the initial vesting event and (b) the date the NEO ceases to be employed by us and the denominator of which is three. If the NEO is employed by us on the date of an initial vesting event, then with respect to the RSUs that have not satisfied the time condition as of such initial vesting date, such RSUs will continue to vest at the rate of one-third per year on each anniversary of the vesting commencement date. Our Board of Directors granted larger RSU awards to each of Messrs. Affeldt and Burnett in recognition of their level of responsibility for our entire business and in order to make a larger portion of their annual compensation both be "at-risk" and directly tied to the performance of our business.

          On March 15, 2014, the required time period following our IPO was satisfied and the liquidity vesting requirement was met. On that date, one third of the then outstanding RSUs were converted into shares of our common stock. The remaining RSUs will convert into shares of our common stock upon satisfaction of the remaining time vesting requirements. See "Outstanding Equity Awards at December 31, 2013" and "Equity Awards Vested in Fiscal Year 2013".

Severance and Change in Control Benefits

          We do not have a formal severance policy and, as a general matter, do not provide contractual severance protections to our NEOs. However, we have from time to time agreed to provide contractual severance protections pursuant to arm's-length negotiations of an executive officer's employment arrangement with us. In general, severance payments and benefits are intended to ease the consequences of an unexpected or involuntary termination of employment within the first two years of employment and to give an executive an opportunity to find new employment. Typically, the severance benefit ranges from six months to two years of base salary if the executive is terminated by us without cause within the first two years of employment. Rights to severance expire following two years of employment as we expect that the executive will have fully transitioned into his or her new role such that severance protection will no longer be appropriate after the expiration of the two-year severance protection period.

          In addition, we may also enter into severance agreements in connection with the termination of an executive's employment. In the past, such agreements have provided for severance benefits consisting of a severance payment equivalent to the executive's base salary for a number of months and continued club membership privileges for a period of time following termination of the executive's employment.

          We do not generally provide change of control benefits to our executives and none of our NEOs currently have a contractual right to receive severance upon termination of employment for any reason.

Health Benefits

          We offer group health insurance coverage to all of our full-time employees. Because our employees, including our executive officers, are not eligible to participate in our group health plans for the first 90 days of their employment, we generally provide any executive who commences employment with us with a lump sum payment (plus a tax gross-up) equal to the difference between what the executive would have paid for health benefits under our plans and the executives' out-of-pocket costs for COBRA coverage under such executive's former employer's plan for a period of 90 days.

Retirement Benefits

          We maintain a defined contribution pension plan (the "401(k) Plan"), for all full-time employees with at least six months of service, including our NEOs. The 401(k) Plan provides that each participant may make pre-tax and post-tax contributions pursuant to certain restrictions; however, we do not provide any type of discretionary contribution or matching contribution.

          We do not provide any non-qualified deferred compensation or defined benefit pension plans to any of our executive officers.

Perquisites

          We typically compensate our executive officers in cash and equity rather than with perquisites, and do not view perquisites as a significant element of our total compensation structure. However, pursuant to our executive relocation policy, we typically reimburse executive officers who are required to relocate in connection with the commencement of their employment with us. We also reimbursed expenses incurred by Mr. Walters for commuting in fiscal year 2013 from his primary residence in Wisconsin to our office in Dallas, Texas, including a tax gross-up on the amount of such expenses. In addition, we pay premiums pursuant to a life insurance policy on the life of Mr. Affeldt, which provides a death benefit to Mr. Affeldt's beneficiaries in the amount of $2 million.

          All of our employees, including our executive officers, are entitled to complimentary use of our club facilities and other company-owned properties, as well as discounts on various products and services sold or provided at our facilities. In addition, our executives may elect to activate a membership without payment of an initiation fee or monthly dues at a company-owned club of their choosing. Because we do not incur any additional expense in connection with the provision of membership privileges to our executives and because such membership privileges are not substantially different than the general use privileges extended to our employees, we do not consider either club membership or club use privileges to be a company-provided perquisite.

Tax Implications

          Section 162(m) of the Code (as interpreted by IRS Notice 2007-49) denies a federal income tax deduction for certain compensation in excess of $1 million per year paid to the chief executive officer and the three other most highly-paid executive officers (other than the company's chief executive officer and chief financial officer) of a publicly-traded corporation. Certain types of compensation, including compensation based on performance criteria that are approved in advance by stockholders, are excluded from the deduction limit. In addition, "grandfather" provisions may apply to certain compensation arrangements that were entered into by a corporation before it was publicly held. The Compensation Committee's policy is to qualify compensation paid to our executive officers for deductibility for federal income tax purposes to the extent feasible. However, to retain highly skilled executives and remain competitive with other employers, the Compensation Committee will have the right to authorize compensation that would not otherwise be deductible under Section 162(m) or otherwise and to pay bonuses in any amount, including discretionary bonuses or bonuses with performance goals that are different from those under our annual bonus program.

Summary Compensation Table

          The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our NEOs for services provided to us during fiscal years 2012 and 2013:

Name and Position	Year	Salary	Bonus		Stock Awards(2)		Non-Equity Incentive Plan Compensation	All Other Compensation		Total
Eric L. Affeldt	2013	$500,000	$350,000	(1)	$—		$700,000	$6,524	(4)	$1,556,524
Chief Executive	2012	$500,000	$100,000		$2,500,269		$—	$6,445		$3,106,714
Officer and President
Curtis D. McClellan	2013	$316,538	$250,000	(1)	$18,259	(3)	$310,000	$—		$894,797
Chief Financial	2012	$310,000	$90,000		$275,427		$—	$—		$675,427
Officer and Treasurer
Mark A. Burnett	2013	$371,539	$190,000	(1)	$—		$400,000	$—		$961,539
Executive Vice	2012	$365,000	$135,000	(1)	$1,500,340		$—	$—		$2,000,340
President, Operations Golf & Country Club
James K. Walters	2013	$314,577	$125,000	(1)	$—		$300,000	$10,000	(5)	$749,577
Executive Vice	2012	$310,000	$90,000		$275,427		$—	$10,000		$685,427
President, Sales & Revenue
Ingrid J. Keiser	2013	$275,000	$225,000		$—		$290,000	$—		$790,000
General Counsel, Secretary and Executive Vice President of People Strategy

(1)
Represents the discretionary bonuses paid to the NEOs in respect of fiscal year 2013, as well as discretionary bonuses of $100,000 paid to each of Mr. Affeldt, Mr. McClellan, and Ms. Keiser in respect of fiscal year 2013 for their roles in and contribution to the completion of our IPO. Mr. Burnett's annual cash bonus included $15,000 for assisting us in providing certain consulting services in 2013 to an affiliate of KSL. See "Certain Relationships and Related Party Transactions".

(2)
Except for the awards of restricted stock issued upon surrender of Class C Units of Fillmore, no equity-based awards were granted to our NEOs during fiscal year 2013.

(3)
Represents the value associated with the acceleration of vesting of the certain Class A units which were previously converted from Class B units held by Mr. McClellan. The vesting of these unvested units was fully accelerated by our Board of Directors immediately prior to the surrender of such units in recognition of Mr. McClellan's efforts to complete our IPO. These units were originally scheduled to vest on November 17, 2013.

(4)
Represents a payment of (i) $4,740 as reimbursement for a premium paid by Mr. Affeldt pursuant to his life insurance policy; and (ii) $1,784 as a tax gross-up on the amount of the premium.

(5)
Represents a payment of (i) $6,821 as reimbursement of Mr. Walters' expenses incurred in commuting from his primary residence in Wisconsin to our office in Dallas, Texas; and (ii) $3,179 as a tax gross-up of the commuting expenses described in clause (i).

Grants of Plan-Based Awards in Fiscal Year 2013

          Except for the awards of restricted stock issued upon surrender of Class C Units of Fillmore, no equity-based awards were granted to our NEOs during fiscal year 2013.

 Outstanding Equity Awards at December 31, 2013

          The following table provides information regarding outstanding equity awards held by our NEOs as of December 31, 2013:

	Stock Awards
Name	Number of restricted shares and RSU that have not vested (#)		Fair value of restricted shares and RSU that have not vested ($)(2)
Eric L. Affeldt	33,030	(1)	$585,952
	283,241	(3)	$5,024,695
Curtis D. McClellan	17,150	(1)	$304,241
	31,201	(3)	$553,506
Mark A. Burnett	20,326	(1)	$360,583
	169,964	(3)	$3,015,161
James K. Walters	17,150	(1)	$304,241
	31,201	(3)	$553,506
Ingrid J. Keiser	17,150	(1)	$304,241
	31,201	(3)	$553,506

(1)
All of the shares that have not vested are scheduled to vest on December 31, 2014. These shares represent Class C units which were granted on April 11, 2011 and later exchanged for restricted shares of our common stock previously held by Fillmore in connection with the consummation of our IPO on September 25, 2013.

(2)
Reflects the fair market value of a share as of December 31, 2013, which was determined based on the last reported closing price of our common stock of $17.74 multiplied by the number of restricted shares of common stock, or RSUs, as applicable.

(3)
Represents RSUs granted under the 2012 Stock Plan on April 1, 2012. These RSUs vest based on satisfaction of both a time condition subject to the holders' continued employment and a liquidity condition. The time condition is satisfied with respect to the RSUs on each of the first three anniversaries of the grant date, subject to the holder remaining employed by us. The liquidity condition is satisfied upon the earlier of a change of control (as defined in the Stock Plan) or after a period of time following the effective date of an initial public offering by us. On March 15, 2014, the required time period following our IPO was satisfied and the liquidity vesting requirement was met. On that date, one third of the then outstanding RSUs were converted into shares of our common stock. The remaining RSUs will convert into shares of our common stock upon satisfaction of the remaining time vesting requirements.

 Equity Awards Vested in Fiscal Year 2013

          No RSUs vested in fiscal year 2013. The following table provides information regarding the vesting of shares received in exchange for Class C units during fiscal year 2013:

	Stock Awards
Name	Number of shares acquired on vesting (#)(1)	Value realized ($)(2)
Eric L. Affeldt	99,092	$1,510,815
Curtis D. McClellan	51,452	$784,464
Mark A. Burnett	60,980	$929,734
James K. Walters	51,452	$784,464
Ingrid J. Keiser	51,452	$784,464

(1)
These shares represent Class C units that were granted on April 11, 2011 and later exchanged for shares of our common stock previously held by Fillmore in connection with the consummation of our IPO on September 25, 2013. A portion vested on September 25, 2013 in connection with our IPO, while a portion vested on December 31, 2013 in accordance with the time vesting requirements.

(2)
Reflects the fair market value of a share as of the vesting dates of September 25, 2013 and December 31, 2013, which were determined based on the last reported closing price of our common stock at each vesting date multiplied by the number of shares vested.

Executive Offer Letters

Eric L. Affeldt

          We issued an employment offer letter to Mr. Affeldt, effective as of March 1, 2011, pursuant to which he continues to serve as our President and Chief Executive Officer, and as a member of our Board of Directors. In 2013, Mr. Affeldt's annual base salary was $500,000. Mr. Affeldt was eligible to earn a discretionary annual bonus of up to 100% of his base salary in 2013.

          Prior to joining us as President and Chief Executive Officer, Mr. Affeldt was a principal at KSL. Previously, Mr. Affeldt was compensated solely by a KSL affiliate, which compensation package included a pro-rata share in the carried interest payable to certain KSL affiliates on account of profits earned by KSL's affiliates' investments in us, among other companies. Mr. Affeldt retained a portion of such total carried interest from such KSL's affiliates' investment, which interest remains subject to the same terms and conditions as if Mr. Affeldt had remained a principal in KSL, except that continued vesting of the carried interest is subject to Mr. Affeldt's continued employment with us. As of December 31, 2013, 80% of that carried interest was vested.

Curtis D. McClellan

          We issued an employment offer letter to Mr. McClellan, effective as of November 24, 2008, pursuant to which he commenced serving as our Chief Financial Officer and Treasurer. Mr. McClellan's annual base salary increased from $310,000 to $320,000 effective as of May 1, 2013. Mr. McClellan was eligible to earn a discretionary annual bonus of up to 70% of his base salary in 2013.

Mark A. Burnett

          We issued an employment offer letter to Mr. Burnett, effective as of December 1, 2006, pursuant to which he commenced serving as our Executive Vice President of Golf and Country Club Operations. Mr. Burnett's annual base salary increased from $365,000 to $375,000 effective as of May 1, 2013. Mr. Burnett was eligible to earn a discretionary annual bonus of up to 100% of his base salary in 2013. In October 2013, Mr. Burnett was appointed as our Chief Operating Officer.

James K. Walters

          We issued an employment offer letter to Mr. Walters, effective as of May 6, 2008, pursuant to which he commenced serving as our Executive Vice President of Sales & Marketing. Since January 2010, Mr. Walters has served as our Executive Vice President of Sales & Revenue. Mr. Walters' annual base salary increased from $310,000 to $317,000 effective as of May 1, 2013. Mr. Walters was eligible to earn a discretionary annual bonus of up to 75% of his base salary in 2013.

Ingrid J. Keiser

          We issued an employment offer letter to Ms. Keiser, effective as of July 9, 2007, pursuant to which she commenced serving as our Chief Legal Officer. Ms. Keiser's base salary was set at $200,000 per year. In July 2008, Ms. Keiser was appointed as our General Counsel, Secretary and Executive Vice President of People Strategy, in connection with which her salary was increased to $250,000. In January 2011, Ms. Keiser's salary was increased to $275,000. Ms. Keiser was eligible to earn a discretionary annual bonus of up to 70% of her base salary in 2013.

          Each of our NEOs has executed our standard Confidentiality and Non-Solicitation Agreement, pursuant to which each NEO has agreed, among other things, to refrain, for a period of one year after termination of his or her employment, from recruiting or soliciting for hire any employee employed by us during the sixty-day period preceding his or her termination of employment.

ClubCorp Holdings Inc. Stock Plan

          We adopted the Stock Plan on March 15, 2012 and amended and restated the Stock Plan on August 2, 2013 and August 14, 2013. The Stock Plan provides for an aggregate amount of no more than 4,000,000 shares of common stock to be available for awards. No more than 4,000,000 shares of common stock may be issued upon the exercise of incentive stock options. No single participant may be granted awards of options and stock appreciation rights with respect to more than 1,000,000 shares of common stock in any one year. No more than 1,000,000 shares of common stock may be granted under the Stock Plan to any participant during any single year with respect to performance compensation awards in any one performance period. The maximum amount payable pursuant to a cash bonus for an individual employee or officer under the Stock Plan for any single year during a performance period is $5.0 million. As of April 30, 2014, 190,786 shares of our common stock were subject to outstanding awards under the Stock Plan. If any award is forfeited or if any option terminates, expires or lapses without being exercised, the common stock subject to such award will again be made available for future grant. Shares that are used to pay the exercise price of an option or that are withheld to satisfy a participant's tax withholding obligation will not be available for re-grant under the Stock Plan. If there is any change in our corporate capitalization, the Compensation Committee will make or recommend to our Board of Directors for approval substitutions or adjustments to the number of shares reserved for issuance under the Stock Plan, the number of shares covered by awards then outstanding under the Stock Plan, the limitations on awards under the Stock Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate in its sole discretion.

          The Stock Plan provides for the grant of stock options, restricted stock awards, restricted stock units, performance-based awards and other equity-based incentive awards. To date, we have granted restricted stock awards and restricted stock units under the Stock Plan. The Compensation Committee administers the Stock Plan and selects eligible executives, directors, and employees of, and consultants to, us and our subsidiaries, to receive awards under the Stock Plan. The Compensation Committee has the authority to determine the terms and conditions of any agreements evidencing any awards granted under the Stock Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Stock Plan, and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

          In the event of a change in control, the Compensation Committee may provide that all outstanding options and equity awards (other than performance compensation awards) issued under the Stock Plan will become fully vested and that performance compensation awards will vest, as determined by the Compensation Committee, based on the level of attainment of the specified performance goals. The Compensation Committee may, in its discretion, cancel outstanding awards and pay the value of such awards to the participants in connection with a change in control. The Compensation Committee can also provide otherwise in an award agreement under the Stock Plan. Under the Stock Plan, a change in control means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events: (i) the sale or disposition, in one or a series of related transactions, of all or substantially all of our assets to any person or group other than to affiliates of KSL; (ii) any person or group, other than affiliates of KSL, is or becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the total voting power of our outstanding voting stock; or (iii) the replacement of a majority of our Board of Directors.

Director Compensation

          During the fiscal year ended December 31, 2013, only our non-employee directors received compensation for their service as directors. Mr. Affeldt received no compensation for his service on our Board of Directors and only received compensation for his service as an employee, as shown in the Summary Compensation Table, as described above in "Executive Compensation — Summary Compensation Table". Messrs. Shannon, Resnick, Siegel, Newburger and Traficanti were all employees of KSL or a KSL affiliate, and we did not compensate any of these KSL-affiliated directors for their service on our Board of Directors. However, as employees of KSL or its affiliates, Messrs. Shannon, Resnick, Siegel, Newburger and Traficanti received management fees pursuant to the terms of the Management Agreement, which was terminated in connection with our IPO.

          Our non-employee director compensation program for our non-employee directors who are not affiliated with KSL, consists of:

  •
  an annual retainer equal to $150,000, with an initial split of $80,000 in cash and $70,000 in restricted stock, with the cash portion to be paid quarterly in equal installments and the restricted stock to be granted annually with a one-year vesting provision. The number of shares of restricted stock to be granted will be determined by dividing $70,000 by the adjusted closing price of our common stock on the date of the grant;

  •
  an annual cash retainer of $40,000 for the Chairman of our Board of Directors, payable in quarterly installments;

  •
  an annual cash retainer of $20,000 for the Chair of the Audit Committee of our Board of Directors, payable in quarterly installments; and

  •
  reimbursement for all out-of-pocket expenses incurred in performance of their duties as directors.

The following table sets forth total compensation awarded to or earned by each of our non-employee directors who were not affiliated with KSL with respect to 2013:

Name	Fees Earned Or Paid In Cash	Stock Awards(1)	Total
John A. Beckert	$15,000	$70,000	$85,000
Douglas H. Brooks	$10,000	$70,000	$80,000
Janet E. Grove	$10,000	$70,000	$80,000
William E. Sullivan	$12,500	$70,000	$82,500

(1)
Represents the grant date fair value, determined by reference to our IPO offering price of $14.00 per share in accordance with GAAP, for shares of restricted stock granted to each of Messrs. Beckert, Brooks and Sullivan and Ms. Grove under the Stock Plan upon the completion of our IPO on September 25, 2013. As of December 31, 2013, each of these non-employee directors owned 5,000 shares of such restricted stock. See Note 2 to our audited consolidated financial statements incorporated by reference in this prospectus for our accounting policy concerning equity-based awards.

  Additionally, in 2013 Mr. Beckert received cash payments totaling $31,250 and Ms. Grove received cash payments totaling $33,852, in their respective capacities as consultants to our Board of Directors prior to becoming members of our Board of Directors in August 2013.

PRINCIPAL AND SELLING STOCKHOLDERS

          The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our common stock, as of May 15, 2014, for:

  •
  each person known by us to own beneficially more than 5% of our outstanding shares of common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our directors and executive officers as a group.

          For further information regarding material transactions between us and the selling stockholder, see "Certain Relationships and Related Party Transactions".

          The number of shares and percentages of beneficial ownership prior to this offering set forth below are based on the number of shares of our common stock issued and outstanding immediately prior to the consummation of this offering. The number of shares and percentages of beneficial ownership after this offering set forth below are based on the number of shares of our common stock issued and outstanding immediately after the consummation of this offering assuming the selling stockholder sells 7,000,000 shares of common stock offered by this prospectus.

          Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

          Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock. Unless otherwise specified, the address of each beneficial owner is c/o ClubCorp Holdings, Inc., 3030 LBJ Freeway, Suite 600, Dallas, Texas 75234.

				Common Stock Beneficially Owned After this Offering
	Shares of Common Stock Beneficially Owned Prior to this Offering
			Shares of Common Stock Offered	Assuming the Underwriters' Option is not Exercised		Assuming the Underwriters' Option is Exercised in Full
Name and Address of Beneficial Owner
	Number	%	Number	Number	%	Number	%
5% Stockholders
Affiliates of KSL(1)	40,818,922	63.4%	7,000,000	33,818,922	52.5%	32,768,922	50.9%
Directors and Executive Officers
Eric L. Affeldt(2)	736,387	*	—	736,387	*	736,387	*
Curtis D. McClellan(3)	124,608	*	—	124,608	*	124,608	*
Mark A. Burnett(3)	379,791	*	—	379,791	*	379,791	*
James K. Walters(3)	121,887	*	—	121,887	*	121,887	*
Ingrid J. Keiser(3)	127,428	*	—	127,428	*	127,428	*
John A. Beckert	83,970	*	—	83,970	*	83,970	*
Douglas H. Brooks	5,000	*	—	5,000	*	5,000	*
Janet E. Grove	15,163	*	—	15,163	*	15,163	*
Martin J. Newburger	—	—	—	—	—	—	—
Eric C. Resnick(1)	—	—	—	—	—	—	—
Michael S. Shannon(1)	—	—	—	—	—	—	—
Steven S. Siegel(1)	—	—	—	—	—	—	—
William E. Sullivan	5,000	*	—	5,000	*	5,000	*
Bryan J. Traficanti	—	—	—	—	—	—	—
All directors and executive officers as a group (15 individuals)	1,698,040	2.6%	—	1,698,040	2.6%	1,698,040	2.6%

*
less than 1%

(1)
100% of such shares are owned by Fillmore CCA Investment, LLC, which is 100% owned by Fillmore CCA Holdings I, LLC. Fillmore CCA Holdings I, LLC is 5.1% owned by Fillmore CCA (Alternative), L.P., 9.2% owned by Fillmore CCA Supplemental TE (Alternative), L.P., 12.6% owned by Fillmore CCA TE (Alternative), L.P., 12.7% owned by Fillmore CCA TE-A (Alternative), L.P., 1.2% owned by KSL Capital Partners II FF, L.P., 6.7% owned by KSL Capital Partners Supplemental II, L.P., 5.9% owned by KSL CCA 2010 Co-Invest 2, L.P., 36.7% owned by KSL CCA 2010 Co-Invest, L.P., 3.7% owned by KSL CCA Co-Invest 2, L.P. and 6.2% owned by KSL CCA Co-Invest, L.P (collectively, the "KSL Investors"). KSL Capital Partners II GP, LLC is the sole general partner of Fillmore CCA (Alternative), L.P., Fillmore CCA TE (Alternative), L.P., Fillmore CCA TE-A (Alternative), L.P. and KSL Capital Partners II FF, L.P. KSL Capital Partners Supplemental II GP, LLC is the sole general partner of Fillmore CCA Supplemental TE (Alternative), L.P. and KSL Capital Partners Supplemental II, L.P. KSL Capital Partners II Co-Invest GP, LLC is the sole general partner of KSL CCA 2010 Co-Invest 2, L.P., KSL CCA 2010 Co-Invest, L.P., KSL CCA Co-Invest 2, L.P. and KSL CCA Co-Invest, L.P. The investment decisions of each of KSL Capital Partners II GP, LLC, KSL Capital Partners Supplemental II GP, LLC and KSL Capital Partners II Co-Invest GP, LLC (collectively, the "KSL General Partners", and together with the KSL Investors, the "KSL Funds") regarding the shares are made by its respective special investment committee, which exercises voting and dispositive power over the shares indirectly beneficially owned by the KSL General Partners. The special investment committee of each of the KSL General Partners consists of Eric C. Resnick, Michael S. Shannon and Steven S. Siegel. A decision of each special investment committee is determined by the affirmative vote of a majority of the members of such committee. Messrs. Resnick, Shannon and S. Siegel disclaim beneficial ownership of these shares except to the extent of their individual pecuniary interest in these entities. The address for each KSL Fund and Messrs. Resnick, Shannon and Siegel is c/o KSL Capital Partners, LLC, 100 Fillmore Street, Suite 600, Denver, Colorado 80206.

(2)
Includes (a) 60,249 shares of unvested restricted stock, (b) 138,941 shares held by AFFFAM, Ltd., of which Mr. Affeldt is the sole general partner, and (c) 10,000 shares held by Mr. Affeldt's wife.

(3)
Includes 26,676, 33,935, 23,955 and 23,955 shares of unvested restricted stock with respect to Mr. McClellan, Mr. Burnett, Mr. Walters and Ms. Keiser, respectively.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Management Agreement

          We were previously a party to a management agreement with an affiliate of KSL, pursuant to which we were provided financial and management consulting services in exchange for an annual fee of $1.0 million. In addition, we reimbursed the management company for all of its reasonable out-of-pocket costs and expenses incurred in providing management services to us and certain of our affiliates. On September 25, 2013, we made a one-time payment of $5.0 million to the management company in connection with the termination of the management agreement. As of December 31, 2013, we have paid aggregate fees, exclusive of the termination payment, of $8.3 million pursuant to the management agreement.

          Effective October 1, 2013, we entered into a Financial Consulting Services Agreement with an affiliate of KSL, pursuant to which we are provided ongoing financial consulting services. No fees are payable under such agreement; however, we have agreed to reimburse the affiliate of KSL for all reasonable out-of-pocket costs and expenses incurred in providing such services to us and certain of our affiliates up to $0.1 million annually.

Registration Rights Agreement

          We have entered into a registration rights agreement with certain affiliates of KSL. This agreement provides KSL's affiliates an unlimited number of "demand" registrations and customary "piggyback" registration rights. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify KSL's affiliates party thereto against certain liabilities which may arise under the Securities Act.

Usage Agreements and Other Arrangements

          We have entered into usage and revenue sharing agreements whereby certain members of Western Athletic Clubs and the Hotel del Coronado, each owned and/or managed by affiliates of KSL, can pay an upgrade charge to have usage privileges at our clubs and facilities. Likewise, certain members of our clubs have reciprocal usage privileges at the clubs and facilities of Western Athletic Clubs.

          We have also entered into arrangements with affiliates of KSL, whereby (1) members of our clubs receive special pricing and discounts at hotels, resorts and ski areas owned by affiliates of KSL, (2) we remit royalty payments we receive in connection with mineral leases at certain of our golf and country clubs and (3) we provide golf-related consulting services in exchange for an annual fee of approximately $0.1 million.

Indemnification Agreements

          We have entered into an indemnification agreement with each of our directors and officers. The indemnification agreements, together with our amended and restated articles of incorporation and amended and restated bylaws, require us to indemnify our directors and officers to the fullest extent permitted by Nevada law.

Policies and Procedures for Review and Approval of Related Party Transactions

          We have written policies governing conflicts of interest with our employees. Unless otherwise approved or ratified by the Board of Directors, the Audit Committee reviews and approves all transactions between us and any related person that are required to be disclosed herein.

Executive Offer Letters

          We have issued employment offer letters to our Named Executive Officers, as described in "Executive Compensation — Executive Offer Letters".

 DESCRIPTION OF INDEBTEDNESS

Secured Credit Facilities

          Secured Credit Facilities — In 2010, Operations entered into the Secured Credit Facilities. The Secured Credit Facilities were subsequently amended in 2012, 2013 and 2014. On April 11, 2014, Operations entered into a fifth amendment to the credit agreement governing the Secured Credit Facilities to (1) provide an aggregate of $350.0 million of additional senior secured term loans under the existing term loan facility, (2) ease the Senior Secured Leverage Ratio as it relates to (a) payments of excess cash flow and (b) the financial covenant relating to the revolving credit commitments under the Secured Credit Facilities, (3) modify the accordion feature under the credit agreement to be calculated as (x) $50.0 million, plus (y) after the full utilization of the amount available under clause (x), an additional amount of incremental term or revolving commitments, so long as the Senior Secured Leverage Ratio does not exceed 3.75:1.00, and (4) make other administrative changes to the credit agreement. The Senior Secured Leverage Ratio, as amended, requires Parent, Operations and its restricted subsidiaries to maintain a Senior Secured Leverage Ratio of no greater than 5.00:1.00. Incremental borrowings under the term loan facility will bear interest at the same rate as the existing term loans, which is the higher of (i) 4.0% or (ii) an elected LIBOR plus a margin of 3.0%. The maturity date under the term loan facility remains unchanged and is July 24, 2020.

          As of April 30, 2014 the Secured Credit Facilities are comprised of (i) a $651.1 million term loan facility, and (ii) a revolving credit facility with $118.5 million available for borrowing, after deducting $18.1 million of standby letters of credit outstanding.

          As of April 30, 2014, the interest rate on the term loan facility was the higher of (i) 4.0% or (ii) an elected LIBOR plus a margin of 3.0% and the maturity date of the term loan facility was July 24, 2020.

          As of April 30, 2014, the revolving credit facility is comprised of two tranches of revolving credit commitments. As of such date, the first tranche of revolving credit commitments ("Tranche A") had capacity of $1.6 million, which was reduced by $1.6 million in outstanding standby letters of credit, leaving no amounts available for borrowing under Tranche A. As each outstanding standby letter of credit supported by Tranche A matures, the total Tranche A commitment is reduced to the remaining balance of outstanding standby letters of credit thereunder. Tranche A matures on November 30, 2015.

          As of April 30, 2014, the second tranche of revolving credit commitments ("Tranche B") had capacity of $135.0 million, which was reduced by $16.5 million of standby letters of credit outstanding, leaving $118.5 million available for borrowing. Tranche B matures on September 30, 2018 and bears interest at a rate of LIBOR plus a margin of 3.0% per annum. Operations is required to pay a commitment fee on all undrawn amounts under the revolving credit facility and a fee on all outstanding letters of credit, payable quarterly in arrears.

          The credit agreement, as amended through April 30, 2014, contains the Senior Secured Leverage Ratio, defined in the credit agreement as Consolidated Senior Secured Debt to Adjusted EBITDA.

          The amendments to the Secured Credit Facilities made during 2012, 2013 and 2014 included, among other things, the following key modifications:

          On November 16, 2012, Operations entered into an amendment to the credit agreement governing the Secured Credit Facilities, which reduced the interest rate on the term loan facility to the higher of (i) 5.0% or (ii) an elected LIBOR plus a margin of 3.75%.

          On July 24, 2013, Operations entered into a second amendment to the credit agreement governing the Secured Credit Facilities to reduce the interest rate on the term loan facility, increase the principal borrowed under the term loan facility, extend the maturity date of the term loan facility, eliminate the quarterly principal payment requirement under the term loan facility, increase the amount of permissible incremental facilities and modify certain financial covenants and non-financial terms and conditions associated with the credit agreement governing the Secured Credit Facilities. The interest rate on the term loan facility was reduced to the higher of (i) 4.25% or (ii) an elected LIBOR plus a margin of 3.25%, with an additional reduction to the higher of (i) 4.0% or (ii) an elected LIBOR plus a margin of 3.0%, upon successful completion of an initial public offering with proceeds of at least $50.0 million, which condition was satisfied on September 25, 2013, by the receipt by Operations, by way of contribution, of the net proceeds from the completion of our IPO. The term loan facility principal balance was increased to $301.1 million and the maturity date of the term loan facility was extended to July 24, 2020.

          On August 30, 2013, Operations entered into a third amendment to the credit agreement governing the Secured Credit Facilities to conditionally secure the $135.0 million incremental revolving credit commitment (Tranche B). The third amendment became effective on September 30, 2013, subsequent to the satisfaction of certain conditions, including the receipt by Operations, by way of contribution, of more than $150.0 million of proceeds from the completion of our IPO. The Tranche B $135.0 million revolving credit commitments mature five years from the effective date of the third amendment and borrowings will bear interest at a rate of LIBOR plus a margin of 3.0% per annum. Additionally, the third amendment reduced the existing $50.0 million revolving credit commitment (Tranche A) to $19.6 million, the amount of standby letters of credit outstanding as of the effective date of the third amendment.

          On February 21, 2014, Operations entered into a fourth amendment to the credit agreement governing the Secured Credit Facilities which made only administrative changes to such credit agreement.

          On April 11, 2014, Operations entered into a fifth amendment to the credit agreement governing the Secured Credit Facilities to make the changes described above.

          All obligations under the Secured Credit Facilities are guaranteed by Operations' Parent and each existing and all subsequently acquired or organized direct and indirect restricted subsidiaries of ClubCorp, other than certain excluded subsidiaries (collectively, the "guarantors"). The Secured Credit Facilities are secured, subject to permitted liens and other exceptions, by a first-priority perfected security interest in substantially all the assets of ClubCorp, and the guarantors, including, but not limited to (1) a perfected pledge of all the domestic capital stock owned by Operations and the guarantors, and (2) perfected security interests in and mortgages on substantially all tangible and intangible personal property and material fee-owned property of Operations and the guarantors, subject to certain exclusions.

          Operations is required to make interest payments on the last business day of each March, June, September and December. Operations may be required to prepay the outstanding term loan facility by a percentage of excess cash flows, as defined by the Secured Credit Facilities, each fiscal year end after their annual consolidated financial statements are delivered, which percentage may decrease or be eliminated depending on the results of the Senior Secured Leverage Ratio test at the end of each fiscal year. Additionally, Operations is required to prepay the term loan facility with proceeds from certain asset sales, borrowings and certain insurance claims as defined by the Secured Credit Facilities.

          Operations may voluntarily repay outstanding loans under the Secured Credit Facilities in whole or in part upon prior notice without premium or penalty, other than certain fees incurred in connection with repaying, refinancing, substituting or replacing the existing term loans with new indebtedness.

          Operations is also required to pay a commitment fee on all undrawn amounts under the revolving credit facility and a fee on all outstanding letters of credit, payable in arrears on the last business day of each March, June, September and December.

          The credit agreement governing the Secured Credit Facilities limits Operations' Parent's and Operations' (and most or all of Operations' Parent's subsidiaries') ability to:

  •
  create, incur, assume or suffer to exist any liens on any of their assets;

  •
  make or hold any investments (including loans and advances);

  •
  incur or guarantee additional indebtedness;

  •
  enter into mergers or consolidations;

  •
  conduct sales and other dispositions of property or assets;

  •
  pay dividends or distributions on capital stock or redeem or repurchase capital stock;

  •
  change the nature of the business;

  •
  enter into transactions with affiliates; and

  •
  enter into burdensome agreements.

          Operations incurred debt issuance costs in conjunction with the issuance of the Secured Credit Facilities of $6.8 million. These have been capitalized and are being amortized over the term of the loan. Operations incurred additional debt issuance costs of $0.8 million in conjunction with the amendment entered into on November 16, 2012, $4.4 million in conjunction with the second amendment entered into on July 24, 2013 and $3.4 million in conjunction with the third amendment entered into on August 30, 2013. These have also been capitalized and are being amortized over the remaining term of the loan. In conjunction with the fifth amendment entered into on April 11, 2014, Operations incurred $3.0 million in debt issuance costs; $1.2 million of these costs will be capitalized and amortized over the remaining term of the loan, while $1.8 million will be expensed in the period incurred.

Mortgage Loans

          General Electric Capital Corporation ("GECC") — In July 2008, we entered into a secured mortgage loan with GECC for $32.0 million with an original maturity of July 2011. During the fiscal year ended December 27, 2011, we extended the term of the loan to July 2012. Effective August 1, 2012, we amended the loan agreement with GECC which extended the maturity to November 2015 with two additional twelve month options to extend through November 2017 upon satisfaction of certain conditions of the loan agreement. As of March 25, 2014, we expect to meet the required conditions and currently intend to extend the loan with GECC to November 2017.

          The loan is collateralized by the assets of two golf and country clubs. The proceeds from the loan were used to pay existing debt of $11.2 million to GECC, $2.7 million to Ameritas Life and $8.0 million to Citigroup. Interest rates are variable based on 30 day LIBOR rates. Payments on the loan were interest only through August 2009 with principal payments commencing in September 2010 based upon a twenty-five year amortization schedule. However, as the cash on cash return (defined as the percentage of underwritten net operating income for the previous twelve months divided by the outstanding principal balance of the loan as of such date) for the period September 1, 2008 through August 31, 2009, and September 1, 2009 through August 31, 2010, was greater than 14% and 15%, respectively, amortization did not commence until September 1, 2011. As part of the August 1, 2012 amendment, the interest rate was changed from 3.25% plus 30 day LIBOR to 5% plus the greater of three month LIBOR or 1%.

          We incurred debt issuance costs in conjunction with the original loan of $0.9 million which have been capitalized and were amortized over the original term of the loan. During the fiscal year ended December 27, 2011, we incurred additional debt issuance costs in conjunction with the term extension of $0.1 million which have been capitalized and were amortized over the term of the extension. During the fiscal year ended December 25, 2012, we incurred additional debt issuance costs in conjunction with the amendment of $0.2 million which have been capitalized and are being amortized over the original term of the amended loan.

          Atlantic Capital Bank — In October 2010, we entered into a new mortgage loan with Atlantic Capital Bank for $4.0 million of debt maturing in 2015 with twenty-five year amortization. The loan is collateralized by the assets of one golf and country club. The interest rate is the greater of 3% plus 30 day LIBOR or 4.5%. We incurred debt issuance costs in conjunction with the issuance of this mortgage loan of $0.1 million. These have been capitalized and are being amortized over the term of the loan.

          BancFirst — In connection with the acquisition of Oak Tree Country Club in May 2013, we assumed a mortgage loan with BancFirst for $5.0 million. The loan has an original maturity of October 2014 with two twelve month options to extend the maturity through October 2016 upon satisfaction of certain conditions in the loan agreement. As of March 25, 2014, we expect to meet the required conditions and currently intend to extend the loan with BancFirst to October 2016. The loan is collateralized by the assets of the club. The interest rate is the greater of 4.5% or the prime rate. We incurred an immaterial amount of debt issuance costs in conjunction with the assumption of this mortgage loan. These costs have been capitalized and are being amortized over the term of the loan.

          Our long-term borrowings and lease commitments as of March 25, 2014 and December 31, 2013 are summarized below:

	March 25, 2014		December 31, 2013
	Carrying Value	Interest Rate	Carrying Value	Interest Rate	Interest Rate Calculation	Maturity
Senior Notes	$269,750	10.00%	$269,750	10.00%	Fixed	2018
Secured Credit Facilities
Term Loan	301,106	4.00%	301,106	4.00%	Greater of (i) 4.0% or (ii) an elected LIBOR + 3.0%	2020
Revolving Credit Borrowings — Tranche A ($3,093 capacity)(1)	—	6.00%	—	6.00%	Greater of (i) 6.0% or (ii) an elected LIBOR + 4.5%	2015
Revolving Credit Borrowings — Tranche B ($135,000 capacity)(2)	11,200	3.16%	—	3.25%	LIBOR plus a margin of 3.0%	2018
Mortgage Loans
General Electric Capital Corporation	30,208	6.00%	30,313	6.00%	5.00% plus the greater of (i) three month LIBOR or (ii) 1%	2017
Notes payable related to certain Non-Core Development Entities	11,837	9.00%	11,837	9.00%	Fixed	(3)
Atlantic Capital Bank	3,453	4.50%	3,493	4.50%	Greater of (i) 3.0% + 30 day LIBOR or (ii) 4.5%	2015
BancFirst	4,574	4.50%	4,652	4.50%	Greater of (i) 4.5% or prime rate	2016
Other indebtedness	2,489	4.75% - 8.00%	2,837	4.75% - 8.00%	Fixed	Various

	634,617		623,988
Capital leases	25,177		25,691

	659,794		649,679
Less current portion	(11,614)		(11,567)

	$648,180		$638,112

(1)
As of March 25, 2014, Tranche A had capacity of $3.1 million, which was reduced by $3.1 million in outstanding standby letters of credit, leaving no amounts available for borrowing under Tranche A.

(2)
As of March 25, 2014, Tranche B had capacity of $135.0 million, which was reduced by the $11.2 million outstanding balance and $16.5 million of standby letters of credit outstanding, leaving $107.3 million available for borrowing.

(3)
Notes payable related to certain Non-Core Development Entities are payable through the cash proceeds related to the sale of certain real estate held by these Non-Core Development Entities.

          The amount of long-term debt maturing in each of the five years subsequent to 2013 and thereafter is as follows. This table reflects the contractual maturity dates as of March 25, 2014.

Year	Debt	Capital Leases	Total
Remainder of 2014	$1,150	$7,663	$8,813
2015	4,730	8,719	13,449
2016	4,568	5,537	10,105
2017	28,885	2,707	31,592
2018(1)	281,280	542	281,822
Thereafter	314,004	9	314,013

Total	$634,617	$25,177	$659,794

(1)
As described above, subsequent to the twelve weeks ended March 25, 2014, on April 11, 2014, Operations entered into a fifth amendment to the credit agreement governing the Secured Credit Facilities which increased the term loan facility principal balance to $651.1 million. Operations used a portion of the proceeds from the incremental term loan borrowing to irrevocably deposit with the trustee an amount sufficient to pay principal, interest and a redemption premium in order to redeem the Senior Notes. Additionally, Operations used a portion of the proceeds to repay the outstanding balance on the revolving credit facility. The $11.2 million outstanding balance on the revolving credit facility and the $269.8 million outstanding balance on the Senior Notes are both shown in 2018 which were the contractual maturity dates as of March 25, 2014.

 DESCRIPTION OF CAPITAL STOCK

          The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated articles of incorporation and amended and restated bylaws, the forms of which are incorporated by reference as exhibits to our registration statement, of which this prospectus forms a part.

          Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Nevada Revised Statutes (the "NRS"). Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. As of March 25, 2014, we had 64,216,801 shares of our common stock outstanding. No shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this prospectus. Unless our Board of Directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

          Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

          Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that are outstanding at the time of the completion of the offering are fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

          Our amended and restated articles of incorporation authorize our Board of Directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the NYSE, the authorized shares of preferred stock will be available for issuance without further action by you. Our Board of Directors is authorized to determine, with respect to any series of preferred stock, the voting powers, designations, preferences, limitations, restrictions and relative rights thereof, including, without limitation:

  •
  the designation of the series;

  •
  the number of shares of the series, which our Board of Directors may, to the extent provided in our amended and restated articles of incorporation or the certificate of designation relating to the series, increase (but not above the total number of then authorized and undesignated shares of preferred stock) or decrease (but not below the number of shares of the series then outstanding);

  •
  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

  •
  the date(s) on which dividends, if any, will be payable;

  •
  the redemption rights and price(s), if any, for shares of the series;

  •
  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

  •
  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

  •
  whether shares of the series will be convertible into shares of any other class or series of our capital stock, or any other security of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price(s) or rate(s), any rate adjustments, the date(s) as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

  •
  restrictions on the issuance of shares of the same series or of any other class or series; and

  •
  the voting rights, if any, of the holders of the series.

          We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that any number of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their shares of our common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock, including, without limitation, by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

          Under NRS 78.288, the directors of a corporation may authorize, and the corporation may make, distributions (including cash dividends) to stockholders, but no such distribution may be made if, after giving it effect:

  •
  the corporation would not be able to pay its debts as they become due in the usual course of business; or

  •
  the corporation's total assets would be less than the sum of (x) its total liabilities plus (y) the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

          The NRS prescribes the timing of the determinations above depending on the nature and timing of payment of the distribution. For cash dividends paid within 120 days after the date of authorization, the determinations above must be made as of the date the dividend is authorized. When making their determination that a distribution is not prohibited by NRS 78.288, directors may consider:

  •
  financial statements prepared on the basis of accounting practices that are reasonable in the circumstances;

  •
  a fair valuation, including, but not limited to, unrealized appreciation and depreciation; and/or

  •
  any other method that is reasonable in the circumstances.

          Declaration and payment of any dividend will be subject to the discretion of our Board of Directors. We intend to pay cash dividends on our common stock, however, the time and amount of such dividends, if any, will be dependent upon our financial condition, operations, compliance with applicable law, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, contractual restrictions, business prospects, industry trends, the provisions of Nevada law affecting the payment of distributions and any other factors our Board of Directors may consider relevant. We began to pay a quarterly cash dividend on our common stock of $0.12 per share, or $0.48 per annum, in the first calendar quarter of 2014. The payment of any future dividends will be at the discretion of our Board of Directors. Our ability to pay dividends on our common stock depends in part on our receipt of cash dividends from our operating subsidiaries, which may be restricted from paying us dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. In particular, the ability of our subsidiaries to distribute cash to Holdings to pay dividends is limited by covenants in the Secured Credit Facilities and may be further restricted by the terms of any future debt or preferred securities. See "Dividend Policy" and "Description of Indebtedness".

Annual Stockholder Meetings

          Our amended and restated articles of incorporation and our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our Board of Directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws and Certain Provisions of Nevada Law

          Our amended and restated articles of incorporation, amended and restated bylaws and the NRS contain provisions, which are summarized in the following paragraphs, that may have the effect of maintaining continuity and stability in the composition of our Board of Directors. These provisions may help us avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to effectively evaluate and negotiate in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider to be in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

          Nevada law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares may be issued in the future for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

          Our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

          Moreover, the Board of Directors has the authority, without stockholder approval, to issue shares of our authorized, unissued and unreserved common stock, and to designate and issue shares of our preferred stock having voting or other rights or preferences that could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change of control. Any such issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby preserve the continuity of then-current management and possibly limit or preclude the ability of our stockholders to sell their shares of common stock at a premium to the then-prevailing market price.

Classified Board of Directors

          Our amended and restated articles of incorporation provide that our Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As such, approximately one-third of our Board of Directors will be elected each year and at least two annual meetings of stockholders may be necessary to change a majority of the directors. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board of Directors. Our amended and restated articles of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board of Directors or, so long as KSL's affiliates beneficially own, in the aggregate, at least 40% of the voting power of the stock of our company entitled to vote generally in the election of directors, by the stockholders.

Business Combinations and Acquisition of Control Shares

          Pursuant to provisions in our amended and restated articles of incorporation and amended and restated bylaws, we have elected not to be governed by certain Nevada statutes that may have the effect of discouraging corporate takeovers.

          Nevada's "combinations with interested stockholders" statutes (NRS 78.411 through 78.444, inclusive) prohibit specified types of business "combinations" between certain Nevada corporations and any person deemed to be an "interested stockholder" for two years after such person first becomes an "interested stockholder" unless the corporation's board of directors approves the combination (or the transaction by which such person becomes an "interested stockholder") in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation's voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an "interested stockholder" is any person who is (1) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then-outstanding shares of the corporation. The definition of the term "combination" is sufficiently broad to cover most significant transactions between a corporation and an "interested stockholder". Our original articles of incorporation provided, and our amended and restated articles of incorporation provide, that these statutes will not apply to us.

          Nevada's "acquisition of controlling interest" statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These "control share" laws provide generally that any person that acquires a "controlling interest" in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. Our amended and restated articles of incorporation and our amended and restated bylaws provide that these statutes do not apply to any acquisition of our common stock. Absent such provision in our articles of incorporation or bylaws, these laws would apply to us if we were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on our stock ledger) and do business in the State of Nevada directly or through an affiliated corporation, unless our articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a "controlling interest" whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become "control shares" to which the voting restrictions described above apply.

          In addition, NRS 78.139 also provides that directors may resist a change or potential change in control if the directors, by majority vote of a quorum, determine that the change is opposed to, or not in, the best interests of the corporation.

Removal of Directors; Vacancies

          Under NRS 78.335, one or more of the incumbent directors may be removed from office by the vote of stockholders representing two-thirds or more of the voting power of the issued and outstanding stock entitled to vote. Our amended and restated articles of incorporation provide that, subject to the rights of holders of our preferred stock and the rights of KSL's affiliates as set forth in our amended and restated articles of incorporation, any newly created position on the Board of Directors that results from an increase in the total number of directors and any vacancies on the Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when KSL's affiliates beneficially own, in the aggregate, less than 40% of the voting power of the stock of our company entitled to vote generally in the election of directors, any newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring in the Board of Directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

          The NRS does not permit stockholders to cumulate their votes other than in the election of directors, and then only if expressly authorized by the corporation's articles of incorporation. Our amended and restated articles of incorporation expressly prohibit cumulative voting.

Special Stockholder Meetings

          Our amended and restated articles of incorporation provide that special meetings of our stockholders may be called at any time only by or at the direction of (i) the Board of Directors, (ii) the chairman of the Board of Directors or (iii) two or more of the members of our Board of Directors; provided, however, at any time when KSL's affiliates beneficially own, in the aggregate, at least 40% of the voting power of our capital stock entitled to vote generally in the election of directors, special meetings of our stockholders will be called by the Board of Directors or the chairman of the Board of Directors at the request of KSL's affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

          Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors. In order for any matter to be properly brought before a meeting of our stockholders, the stockholder submitting the proposal or nomination will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of the stockholder's notice. Our amended and restated bylaws allow the chairman of the meeting to prescribe rules and regulations for the conduct of stockholders meetings which may preclude the conduct of certain business at a meeting if the rules and regulations are not followed. Our amended and restated bylaws provide that any time when KSL's affiliates have the right, pursuant to our amended and restated articles of incorporation, to nominate at least one member of our Board of Directors, these advance notice provisions will not apply to KSL's affiliates. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to influence or obtain control of our company.

Stockholder Action by Written Consent

          Pursuant to our amended and restated articles of incorporation, at any time when KSL's affiliates beneficially own, in the aggregate, at least 40% of the voting power of our capital stock entitled to vote generally in the election of directors, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent to the action is signed by stockholders holding at least a majority of the voting power (or if a greater proportion of voting power would be required for such an action at a meeting of stockholders, then that proportion of written consents is required). In no instance where action is authorized by written consent need a meeting of stockholders be called or, unless otherwise required by applicable law or any certificate of designation relating to any series of preferred stock, notice given. Our amended and restated articles of incorporation preclude stockholder action by written consent at any time when KSL's affiliates beneficially own, in the aggregate, less than 40% of the voting power of our capital stock entitled to vote generally in the election of directors.

Supermajority Provisions

          Our amended and restated articles of incorporation and amended and restated bylaws provide that the Board of Directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Nevada and our amended and restated articles of incorporation. For as long as KSL's affiliates beneficially own, in the aggregate, at least 40% of the voting power of our capital stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority of the voting power of our outstanding capital stock entitled to vote thereon, voting together as a single class. At any time when KSL's affiliates beneficially own, in the aggregate, less than 40% of the voting power of our capital stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders (which must include at least one of certain specified KSL affiliates, so long as KSL's affiliates beneficially own, in the aggregate, at least 5% of the voting power of our capital stock entitled to vote generally in the election of directors) of at least two-thirds of the voting power of our outstanding capital stock entitled to vote thereon, voting together as a single class.

          The NRS provides generally that unless the articles of incorporation require a greater percentage, the affirmative vote of a majority of the voting power of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation's articles of incorporation.

          Our amended and restated articles of incorporation provide that at any time when KSL's affiliates beneficially own, in the aggregate, less than 40% of the voting power of our capital stock entitled to vote generally in the election of directors, the following provisions in our amended and restated articles of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders (which must include at least one of certain specified KSL affiliates, so long as KSL's affiliates beneficially own, in the aggregate, at least 5% of the voting power of our capital stock entitled to vote generally in the election of directors) of at least two-thirds of the voting power of our outstanding capital stock entitled to vote thereon, voting together as a single class:

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  the provision requiring a two-thirds supermajority vote for stockholders to make, repeal, amend, alter, or rescind our bylaws;

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  the provisions providing for a classified Board of Directors;

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  the provisions regarding competition and corporate opportunities;

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  the provisions regarding stockholder action by written consent;

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  the provisions regarding special meetings of stockholders;

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  the provisions regarding vacancies on our Board of Directors and newly created directorships;

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  the provisions rendering inapplicable to us the "combinations with interested stockholders" statutes and the "acquisition of controlling interest" statutes;

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  the provisions granting certain nomination and information rights to KSL's affiliates so long as KSL and certain of its affiliates beneficially own, in the aggregate, at least 5% of the voting power of our capital stock entitled to vote generally in the election of directors;

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  the provisions providing for a mandatory and exclusive forum for stockholder derivative actions and certain other actions and proceedings;

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  the provisions relating to the exculpation and indemnification of our directors and officers; and

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  the provision requiring that the above provisions be amended only by a two-thirds supermajority vote.

          The supermajority provisions described above will not apply to any amendment to our articles of incorporation to be effected pursuant to, or to be effective upon or after the consummation of, a merger, conversion or exchange in which ClubCorp Holdings, Inc. is a constituent entity, in each case which has been otherwise duly authorized and approved by our Board of Directors and our stockholders (which must include at least one of certain specified KSL affiliates, so long as KSL's affiliates beneficially own, in the aggregate, at least 5% of the voting power of our capital stock entitled to vote generally in the election of directors) in accordance with our amended and restated articles of incorporation (including any certificate of designation relating to any series of preferred stock), our amended and restated bylaws, the NRS and other applicable law.

          The combination of the classification of our Board of Directors, the lack of cumulative voting and the supermajority voting requirements described above will make it more difficult for our existing stockholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Because our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

          These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or our company, such as a merger, reorganization or tender offer. These provisions may have the effect of maintaining continuity and stability in the composition of our Board of Directors and its policies and discouraging certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions may also reduce our vulnerability to an unsolicited acquisition proposal and discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Dissenters' Rights of Appraisal and Payment

          The provisions of Nevada's dissenter's rights statutes (NRS 92A.300 through 92A.500, inclusive) specify certain corporate actions giving rise to the right of a stockholder to demand payment of "fair value" (as defined in NRS 92A.320) of its shares, subject to a number of limitations and procedural requirements.

Stockholders' Derivative Actions

          Our stockholders may be entitled to bring an action in our name to procure a judgment in our favor, also known as a derivative action, subject to the requirements of applicable law.

Exclusive Forum

          Our amended and restated articles of incorporation provide that to the fullest extent permitted by law, and unless we consent to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada shall be the sole and exclusive forum for any (i) derivative action or proceeding brought in the name or right of the corporation or on its behalf, (ii) action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to the corporation or any of our stockholders, (iii) action arising or asserting a claim arising pursuant to any provision of Chapters 78 or 92A of the NRS or any provision of the corporation's articles of incorporation or bylaws, (iv) action to interpret, apply, enforce or determine the validity of the corporation's articles of incorporation or bylaws or (v) action asserting a claim governed by the internal affairs doctrine.

Conflicts of Interest

          The NRS permits a Nevada corporation to renounce in its articles of incorporation or by action by the board of directors any interest or expectancy to participate in specified business opportunities (or specified classes or categories of business opportunities) that are presented to the corporation or one or more of its officers, directors or stockholders. Except as described further below, our amended and restated articles of incorporation provide that, to the fullest extent permitted by law, we renounce any interest or expectancy in, and the right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for KSL's affiliates or any of our non-employee directors or his or her affiliates. Our amended and restated articles of incorporation also provide that, to the fullest extent permitted by law, none of KSL's affiliates or any non-employee director or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that KSL's affiliates or any of our non-employee directors acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for himself or herself or offer it to another person or entity. Our amended and restated articles of incorporation do not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director of our company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us if it is a transaction or opportunity that (i) we are neither financially or legally able, nor contractually permitted, to undertake, (ii) by its nature, is not in the line of our business or is of no practical advantage to us or (iii) is one in which we have no interest or reasonable expectancy.

Limitations on Liability and Indemnification of Officers and Directors

          Our amended and restated articles of incorporation provide that the liability of our directors and officers shall be eliminated or limited to the fullest extent permitted by the NRS. NRS 78.138(7) provides that, subject to very limited statutory exceptions and unless the articles of incorporation or an amendment thereto (in each case filed on or after October 1, 2003) provide for greater individual liability, a director or officer is not individually liable to a corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that: (i) the act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (ii) the breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

          Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent permitted under the NRS. We also are expressly authorized to carry directors' and officers' liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

          The limitation of liability, indemnification and advancement provisions in our amended and restated articles of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

          We currently are or will be party to indemnification agreements with certain of our directors and officers. These agreements, together with provisions of our amended and restated articles of incorporation and our amended and restated bylaws, require us to indemnify these individuals to the fullest extent permitted under Nevada law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

          There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Deemed Notice and Consent

          Our amended and restated articles of incorporation provide that any person purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed, to the fullest extent permitted by law, to have notice of and consented to all of the provisions of our amended and restated articles of incorporation (including, without limitation, the provisions described above under "— Exclusive Forum"), our amended and restated bylaws and any amendment to our articles of incorporation or bylaws enacted in accordance therewith and applicable law.

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The Transfer agent's address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (800) 662-7232.

Listing

          Our common stock is listed on the NYSE under the symbol "MYCC".

SHARES ELIGIBLE FOR FUTURE SALE

General

          We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See "Risk Factors — Risks Related to this Offering and Ownership of Our Common Stock — Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline".

          As of April 30, 2014, we had a total of 64,428,381 shares of common stock outstanding. Of the outstanding shares, the shares sold in our initial public offering and in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our "affiliates", as that term is defined under Rule 144, may be sold only in compliance with the limitations described below.

          The remaining outstanding shares of common stock will be deemed "restricted securities" as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration, including the exemptions under Rule 144 under the Securities Act.

          The restricted shares held by our affiliates will be available for sale in the public market at various times after the date of this prospectus pursuant to Rule 144 following the expiration of the applicable lock-up period.

          In addition, a total of 4,000,000 shares of our common stock has been reserved for issuance under the Stock Plan (subject to adjustments for stock splits, stock dividends and similar events), of which 3,150,563 shares of common stock remain available for future issuance at April 30, 2014. We filed a registration statement on Form S-8 under the Securities Act to register common stock issued or reserved for issuance under the Stock Plan. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions or the lock-up restrictions described below.

Rule 144

          In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

          In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six month holding period for beneficial ownership of "restricted shares" of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

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  1% of the number of shares of our common stock then outstanding, which equaled approximately 0.6 million shares as of March 25, 2014; or

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  the average reported weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Lock-Up Agreements

          In connection with this offering, we, our executive officers, directors and the selling stockholder have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period ending 90 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters.

Registration Rights

          We have entered into a registration rights agreement with certain affiliates of KSL. This agreement provides to KSL's affiliates an unlimited number of "demand" registrations and customary "piggyback" registration rights. The registration rights agreement also provides that we will pay certain expenses relating to such registrations, including this offering, and indemnify KSL's affiliates party thereto against certain liabilities which may arise under the Securities Act. Following completion of this offering, the shares covered by such registration rights would represent approximately 52.49% of our outstanding common stock (or approximately 50.86%, if the underwriters exercise in full their option to purchase additional shares). These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

 MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX
CONSEQUENCES TO NON-U.S. HOLDERS

          The following is a summary of the material United States federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset.

          A "non-U.S. holder" means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

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  an individual citizen or resident of the United States;

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  a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is subject to United States federal income taxation regardless of its source; or

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  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

          This summary is based upon provisions of the Code and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, "controlled foreign corporation", "passive foreign investment company", a person who holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

          If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

          If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

 Dividends

          Distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's adjusted tax basis in the common stock, but not below zero. Any remaining excess will be treated as capital gain subject to the rules discussed under "— Gain on Disposition of Common Stock".

          Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

          A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

          A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

          Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

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  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

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  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

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  we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or such non-U.S. holder's holding period for our common stock.

          An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States) provided such a non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

          We believe that we are currently a "United States real property holding corporation" for United States federal income tax purposes. However, so long as our common stock continues to be regularly traded on an established securities market, our treatment as a "United States real property holding corporation" would cause only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than 5% of our common stock and is not eligible for a treaty exemption to be subject to United States federal income tax on the disposition of our common stock.

Federal Estate Tax

          Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

          We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

          A non-U.S. holder may be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

          Information reporting and, depending on the circumstances, backup withholding may apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

          Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

          Under legislation enacted in 2010, the regulations thereunder and administrative guidance (collectively, the "Act"), a 30% United States federal withholding tax may apply to dividends paid after June 30, 2014, and the gross proceeds from a disposition of our common stock occurring after December 31, 2016, in each case paid to (i) a "foreign financial institution" (as specifically defined in the Act), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States "account" holders (as specifically defined in the Act) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any "substantial United States owners" (as specifically defined in the Act) or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. Prospective investors should consult their own tax advisors regarding this legislation and whether it may be relevant to their ownership and disposition of our common stock.

New Tax on Investment Income

          Legislation enacted in 2010 requires certain taxpayers to pay a 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of our common stock, but exempts from such tax non-resident alien individuals. The regulations thereunder exempt from the tax non-U.S. trusts and estates, but U.S. beneficiaries of foreign trusts and estates are not exempt from this tax. Prospective investors should consult their tax advisors regarding the tax consequences of the new legislation and the regulations thereunder on the ownership and disposition of our common stock.

UNDERWRITING

          We, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table from the selling stockholder. Goldman, Sachs & Co. and Jefferies LLC are joint bookrunners and the representatives of the underwriters.

Underwriter	Number of Shares
Goldman, Sachs & Co.
Jefferies LLC

Total	7,000,000

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          The underwriters have an option to buy up to an additional 1,050,000 shares from the selling stockholder to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          In connection with the offering of shares of our common stock described in this prospectus, the selling stockholder may be deemed to be an "underwriter" within the meaning of the Securities Act.

          The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,050,000 additional shares.

	No Exercise	Full Exercise
Paid by the Selling Stockholder
Per Share	$	$
Total	$	$

          Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          We, our executive officers and directors, and the selling stockholder, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Jefferies LLC. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

          In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Notice to Prospective Investors in the European Economic Area

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

            (a)     to any legal entity which is a qualified investor as defined in the Prospectus Directive;

            (b)     to fewer than 100, or, if the Relevant Member State has implemented the relevant portion of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative;

            (c)     in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require publication of a prospectus pursuant to

  Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

          Each underwriter has represented and agreed that:

            (a)     it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

            (b)     it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

          The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

          The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

          The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

          Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

          This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus or taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares.

If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

          No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

          Any offer in Australia of the shares may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

          The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

          This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Expenses and Indemnification

          We estimate that our total expenses of the offering, will be approximately $0.9 million and are payable by us. We have agreed to reimburse the underwriters for certain expenses in an amount not to exceed $               .

          We and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Other Relationships

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. In particular, affiliates of each of Goldman, Sachs & Co. and Jefferies LLC are lenders under the Secured Credit Facilities and have received and will receive fees from us. Certain affiliates of Goldman, Sachs & Co. hold small indirect positions in our common stock, which positions do not rise to the level of creating a conflict of interest under FINRA Rule 5121.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

 LEGAL MATTERS

          The validity of our common stock offered hereby will be passed upon for us by Brownstein Hyatt Farber Schreck, LLP, Las Vegas, Nevada. Some legal matters in connection with this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Sullivan & Cromwell LLP, Los Angeles, California.

EXPERTS

          The financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 2014 for the year ended December 31, 2013 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules.

          We file annual, quarterly and special reports and other information with the SEC. Our filings with the SEC are available to the public on the SEC's website at http://www.sec.gov. Those filings are also available to the public on, or accessible through, our website under the heading "Investor Relations" at www.clubcorp.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC's Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

          We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

          We are incorporating by reference specified documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. We incorporate by reference into this prospectus the documents listed below; provided, however, that we are not incorporating any information furnished under paragraph (e) of Item 201 of Regulation S-K, paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2013;

  •
  our Quarterly Report on Form 10-Q for the quarterly period ended March 25, 2014; and

  •
  our Current Reports on Form 8-K filed with the SEC on February 13, 2014, April 11, 2014 and May 2, 2014.

          Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

          We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, including any exhibits that are specifically incorporated by reference in such documents. Requests for such copies should be directed to our Investor Relations department, at the following address:

ClubCorp Holdings, Inc.
Attention: Investor Relations
3030 LBJ Freeway, Suite 600
Dallas, TX 75234
(972) 888-7495

7,000,000 Shares

ClubCorp Holdings, Inc.

Common Stock

Goldman, Sachs & Co.

Jefferies

          Through and including                    , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

          The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

Amount to be paid
SEC Registration Fee	$18,539
FINRA Filing Fee	22,090
Legal Fees and Expenses	400,000
Accounting Fees and Expenses	250,000
Printing and Engraving Expenses	95,000
Blue Sky Fees and Expenses	5,000
Transfer Agent and Registrar Fees	5,000
Miscellaneous Expenses	104,371

Total	$900,000

Item 14.    Indemnification of Directors and Officers

          Nevada Revised Statutes ("NRS") 78.138(7) provides that, subject to limited statutory exceptions and unless the articles of incorporation or an amendment thereto (in each case filed on or after October 1, 2003) provide for greater individual liability, a director or officer is not individually liable to a corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that: (i) the act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (ii) the breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

          NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person (i) is not liable pursuant to NRS 78.138 or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. NRS 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person (a) is not liable pursuant to NRS 78.138 or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him or her against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that the conduct was unlawful. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

          NRS 78.751(1) provides that any discretionary indemnification pursuant to NRS 78.7502 (unless ordered by a court or advanced pursuant to NRS 78.751(2)), may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made (i) by the stockholders; (ii) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (iii) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (iv) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion. NRS 78.751(2) provides that the corporation's articles of incorporation or bylaws, or an agreement made by the corporation, may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that the director or officer is not entitled to be indemnified by the corporation.

          Under the NRS, the indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to NRS 78.751:

  •
  Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in the person's official capacity or an action in another capacity while holding office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to NRS 78.751(2), may not be made to or on behalf of any director or officer if a final adjudication establishes that the director's or officer's acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and

  •
  Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

          A right to indemnification or to advancement of expenses arising under a provision of the articles of incorporation or any bylaw is not eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

          The amended and restated articles of incorporation of the Registrant provide that to the fullest extent permitted under the NRS (including, without limitation, to the fullest extent permitted under NRS 78.7502 and 78.751(3)) and other applicable law, the Registrant shall indemnify directors and officers of the Registrant in their respective capacities as such and in any and all other capacities in which any of them serves at the request of the Registrant. The amended and restated articles of incorporation of the Registrant further provide that the liability of its directors and officers shall be eliminated or limited to the fullest extent permitted by the NRS, and that if the NRS are amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of directors and officers of the Registrant shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended from time to time; and in addition to any other rights of indemnification permitted by the laws of the State of Nevada or as may be provided for by the Registrant in its bylaws or by agreement, the expenses of directors and officers incurred in defending a civil or criminal action, suit or proceeding, involving alleged acts or omissions of such director or officer in his or her capacity as a director or officer of the Registrant, must be paid, by the Registrant or through insurance purchased and maintained by the Registrant or through other financial arrangements made by the Registrant, as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Registrant.

          The amended and restated bylaws of the Registrant include express provisions providing for the indemnification of the Registrant's directors and officers to the fullest extent permitted under the NRS, and the mandatory payment by the Registrant of expenses incurred by such persons in defending a civil or criminal action, suit or proceeding in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that such person is not entitled to be indemnified by the Registrant. The amended and restated bylaws also permit the Registrant to purchase and maintain insurance or make other financial arrangements on behalf of any such person for certain liability and expenses, whether or not the Registrant has the authority to indemnify such person against such liability and expenses.

          Further, the Registrant has entered into indemnification agreements with each of its directors and executive officers that may be broader than the specific indemnification provisions contained in the NRS. Such agreements may require the Registrant, among other things, to advance expenses and otherwise indemnify its executive officers and directors against certain liabilities that may arise by reason of their status or service as executive officers or directors, to the fullest extent permitted by law. The Registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

          The Registrant has purchased and intends to maintain insurance on behalf of the Registrant and any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits on the amount of coverage.

          The underwriting agreement provides for indemnification by the underwriters of the Registrant and its officers and directors and the selling stockholder, and by the Registrant and the selling stockholder of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.    Recent Sales of Unregistered Securities

          In connection with its formation, the Registrant issued on November 19, 2010 an aggregate of 1,000 shares of its common stock to Fillmore CCA Holdings, Inc. for aggregate proceeds to the Registrant of $10.00. Upon the merger of Fillmore CCA Holdings, Inc. with and into the Registrant, effective on November 30, 2010, the Registrant cancelled its outstanding shares of common stock and each outstanding share of common stock of Fillmore CCA Holdings, Inc. converted into one share of common stock of the Registrant, resulting in 1,000 shares of common stock of the Registrant being outstanding at the effective time of such merger. On March 15, 2012, the Registrant effected a 1,000 for 1 forward split of its outstanding common stock by way of a share dividend consisting of 999 shares of common stock issued for each share of common stock outstanding on the record date for the dividend. On August 2, 2013, the Registrant effected a 50 for 1 forward split of its outstanding common stock by way of a share dividend consisting of 49 shares of common stock issued for each share of common stock outstanding on the record date for the dividend. On September 6, 2013, the Registrant effected a 1.0113946 for 1 forward split of its outstanding common stock by way of a share dividend consisting of .0113946 of a share of common stock issued for each share of common stock outstanding on the record date for the dividend. All such securities were issued in reliance on the exemption contained in Section 4(2) of the Securities Act as transactions by the issuer not involving a public offering. No underwriters were involved in any of these issuances of securities.

Item 16.    Exhibits and Financial Statement Schedules

            (a)     Exhibits.    See Exhibit Index immediately following the signature page hereto which is incorporated by reference as if fully set forth herein.

            (b)     Financial Statement Schedule.    Schedule I — Registrant's Condensed Financial Statements (incorporated by reference to Exhibit 99.2 on Form 8-K filed by the Registrant on May 2, 2014).

Item 17.    Undertakings

          The undersigned registrant hereby undertakes that:

            (1)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

            (2)     The undersigned Registrant hereby undertakes that:

              (A)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

              (B)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 23rd day of May, 2014.

CLUBCORP HOLDINGS, INC.
By:	/s/ ERIC L. AFFELDT
	Name:	Eric L. Affeldt
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

          The undersigned directors and officers of ClubCorp Holdings, Inc. hereby constitute and appoint Eric L. Affeldt, Curtis D. McClellan and Ingrid J. Keiser and each of them, any of whom may act without joinder of the other, the individual's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement and power of attorney have been signed by the following persons in the capacities indicated on the 23rd day of May, 2014.

Signature	Title

/s/ ERIC L. AFFELDT Eric L. Affeldt	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ CURTIS D. MCCLELLAN Curtis D. McClellan	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)
/s/ INGRID J. KEISER Ingrid J. Keiser	General Counsel, Secretary and Executive Vice President of People Strategy
/s/ JOHN A. BECKERT John A. Beckert	Chairman of the Board of Directors
/s/ DOUGLAS H. BROOKS Douglas H. Brooks	Director

Signature	Title

/s/ JANET E. GROVE Janet E. Grove	Director
/s/ MARTIN J. NEWBURGER Martin J. Newburger	Director
/s/ ERIC C. RESNICK Eric C. Resnick	Director
/s/ MICHAEL S. SHANNON Michael S. Shannon	Director
/s/ STEVEN S. SIEGEL Steven S. Siegel	Director
/s/ WILLIAM E. SULLIVAN William E. Sullivan	Director
/s/ BRYAN J. TRAFICANTI Bryan J. Traficanti	Director

EXHIBIT INDEX

Exhibit No.		Description of Exhibit
1.1	*	Form of Underwriting Agreement
3.1 (a)
Form of Amended and Restated Articles of Incorporation of ClubCorp Holdings, Inc. (Incorporated by reference to Exhibit 3.1(a) to Amendment No. 1 to the Form S-1 filed by ClubCorp Holdings, Inc. on August 6, 2013)
3.1 (b)		Form of Amended and Restated Bylaws of ClubCorp Holdings, Inc. (Incorporated by reference to Exhibit 3.1(b) to Amendment No. 1 to the Form S-1 filed by ClubCorp Holdings, Inc. on August 6, 2013)
5.1		Form of Opinion of Brownstein Hyatt Farber Schreck, LLP
10.1	†	Offer letter dated as of March 1, 2011 between ClubCorp USA, Inc. and Eric L. Affeldt (Incorporated by reference to Exhibit 10.1 on Form S-4 filed by ClubCorp Club Operations, Inc. on March 28, 2011)
10.2	†
Offer letter dated as of October 30, 2008 between ClubCorp USA, Inc. and Curtis D. McClellan (Incorporated by reference to Exhibit 10.2 on Form S-4 filed by ClubCorp Club Operations, Inc. on March 28, 2011)
10.3	†
Offer letter dated as of December 4, 2006 between ClubCorp USA, Inc. and Mark A. Burnett (Incorporated by reference to Exhibit 10.3 on Form S-4 filed by ClubCorp Club Operations, Inc. on March 28, 2011)
10.4	†	Offer letter dated as of May 6, 2008 between ClubCorp USA, Inc. and James K. Walters (Incorporated by reference to Exhibit 10.5 on Form 10-K filed by ClubCorp Club Operations, Inc. on March 26, 2012)
10.5	†	Offer letter dated as of June 20, 2007 between ClubCorp USA, Inc. and Ingrid J. Keiser (Incorporated by reference to Exhibit 10.5 on Form 10-K filed by ClubCorp Club Holdings, Inc. on March 21, 2014)
10.6	†	Long Term Incentive Plan (Incorporated by reference to Exhibit 10.7 on Form S-4 filed by ClubCorp Club Operations, Inc. on March 28, 2011)
10.7
Credit Agreement dated as of November 30, 2010 among CCA Club Operations Holdings, LLC, ClubCorp Club Operations, Inc. as Borrower, Citicorp North America, Inc. as Administrative Agent, Swing Line Lender and L/C Issuer, the other lenders party thereto and Citigroup Global Markets Inc. as Sole Arranger and Sole Bookrunner (Incorporated by reference to Exhibit 10.8 on Form S-4 filed by ClubCorp Club Operations, Inc. on March 28, 2011)
10.8
Guaranty and Security Agreement dated as of November 30, 2010 among ClubCorp Club Operations, Inc., each other Grantor from time to time party thereto and Citicorp North America, Inc., as Administrative Agent (Incorporated by reference to Exhibit 10.9 on Form S-4 filed by ClubCorp Club Operations, Inc. on March 28, 2011)
10.9
Form of Indemnification Agreement between ClubCorp Holdings, Inc. and its directors and officers (Incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Form S-1 filed by ClubCorp Holdings, Inc. on August 6, 2013)
10.10	†	ClubCorp Holdings, Inc. Amended and Restated 2012 Stock Award Plan (Incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Form S-1 filed by ClubCorp Holdings, Inc. on August 26, 2013)
10.11	†
Form of Restricted Stock Unit Agreement under ClubCorp Holdings, Inc. 2012 Stock Award Plan (Incorporated by reference to Exhibit 10.12 on Form 10-K filed by ClubCorp Club Operations, Inc. on March 26, 2012)

Exhibit No.		Description of Exhibit
10.12	†	Form of Performance Restricted Stock Unit Agreement under ClubCorp Holdings, Inc. 2012 Stock Award Plan (Incorporated by reference to Exhibit 10.1 on Form 8-K filed by ClubCorp Holdings Inc. on February 13, 2014)
10.13	†	2012 Incentive Plan (Incorporated by reference to Exhibit 10.1 on Form 10-Q filed by ClubCorp Club Operations, Inc. on October 15, 2012)
10.14
Amendment No. 1, dated as of November 16, 2012, to the Credit Agreement dated as of November 30, 2010 among CCA Club Operations Holdings, LLC, ClubCorp Club Operations, Inc. as Borrower, Citicorp North America, Inc. as Administrative Agent, Swing Line Lender and L/C Issuer, the other lenders party thereto and Citigroup Global Markets Inc. as Sole Arranger and Sole Bookrunner. (Incorporated by reference to Exhibit 10.1 on Form 8-K filed by ClubCorp Club Operations, Inc. on November 16, 2012)
10.15
Joinder Agreement, dated as of January 16, 2013, by and between ClubCorp NV I, LLC, a Nevada limited liability company; ClubCorp NV II, LLC, a Nevada limited liability company; ClubCorp NV III, LLC, a Nevada limited liability company; ClubCorp NV IV, LLC, a Nevada limited liability company; and ClubCorp NV V, LLC, a Nevada limited liability company and Citicorp North America, Inc., as administrative agent and collateral agent (Incorporated by reference to Exhibit 10.1 on Form 8-K filed by ClubCorp Club Operations, Inc. on January 22, 2013)
10.16
Pledge Amendment, dated as of January 16, 2013, by and between ClubCorp USA, Inc. and Citicorp North America, Inc., as administrative agent and collateral agent (Incorporated by reference to Exhibit 10.2 on Form 8-K filed by ClubCorp Club Operations, Inc. on January 22, 2013)
10.17
Amendment No. 2, dated as of July 24, 2013, to the Credit Agreement dated as of November 30, 2010 among CCA Club Operations Holdings, LLC, ClubCorp Club Operations, Inc. as Borrower, Citicorp North America, Inc. as Administrative Agent, Swing Line Lender and L/C Issuer, the other lenders party thereto and Citigroup Global Markets Inc. as Sole Arranger and Sole Bookrunner. (Incorporated by reference to Exhibit 10.3 on Form 10-Q filed by ClubCorp Club Operations, Inc. on July 26, 2013)
10.18
Amendment No. 3, dated as of August 30, 2013, to the Credit Agreement dated as of November 30, 2010 among CCA Club Operations Holdings, LLC, ClubCorp Club Operations, Inc. as Borrower, Citicorp North America, Inc. as Administrative Agent, Swing Line Lender and L/C Issuer, the other lenders party thereto and Citigroup Global Markets Inc. as Sole Arranger and Sole Bookrunner. (Incorporated by reference to Exhibit 10.18 on Form 10-K filed by ClubCorp Club Holdings, Inc. on March 21, 2014)
10.19	†	Form of Restricted Stock Agreement (Incorporated by reference to Exhibit 10.17 to Amendment No. 1 to the Form S-1 filed by ClubCorp Holdings, Inc. on August 6, 2013)
10.20	†	Form of Nonqualified Stock Option Agreement (Incorporated by reference to Exhibit 10.18 to Amendment No. 1 to the Form S-1 filed by ClubCorp Holdings, Inc. on August 6, 2013)
10.21
Form of Registration Rights Agreement between ClubCorp Holdings, Inc. and certain of its stockholders. (Incorporated by reference to Exhibit 10.19 to Amendment No. 1 to the Form S-1 filed by ClubCorp Holdings, Inc. on August 6, 2013)

Exhibit No.		Description of Exhibit
10.22		Amendment No. 4, dated as of February 21, 2014, to the Credit Agreement dated as of November 30, 2010 among CCA Club Operations Holdings, LLC, ClubCorp Club Operations, Inc. as Borrower, Citicorp North America, Inc. as Administrative Agent, Swing Line Lender and L/C Issuer, the other lenders party thereto and Citigroup Global Markets Inc. as Sole Arranger and Sole Bookrunner (Incorporated by reference to Exhibit 10.22 on Form 10-K filed by ClubCorp Club Holdings, Inc. on March 21, 2014)
10.23	†	2014 Short Term Incentive Plan (Incorporated by reference to Exhibit 10.23 on Form 10-K filed by ClubCorp Club Holdings, Inc. on March 21, 2014)
10.24
Joinder Agreement, dated as of March 21, 2014, by and between ClubCorp NV VI, LLC, a Nevada limited liability company; ClubCorp NV VII, LLC, a Nevada limited liability company; ClubCorp NV VIII, LLC, a Nevada limited liability company; ClubCorp NV IX, LLC, a Nevada limited liability company; and ClubCorp NV X, LLC, a Nevada limited liability company and Citicorp North America, Inc., as administrative agent and collateral agent (Incorporated by reference to Exhibit 10.24 on Form 10-K filed by ClubCorp Club Holdings, Inc. on March 21, 2014)
10.25
Pledge Amendment, dated as of March 21, 2014, by and between ClubCorp USA, Inc. and Citicorp North America, Inc., as administrative agent and collateral agent (Incorporated by reference to Exhibit 10.25 on Form 10-K filed by ClubCorp Club Holdings, Inc. on March 21, 2014)
10.26
Amendment No. 5, dated as of April 7, 2014, to the Credit Agreement dated as of November 30, 2010 among CCA Club Operations Holdings, LLC, ClubCorp Club Operations, Inc. as Borrower, Citicorp North America, Inc. as Administrative Agent, Swing Line Lender and L/C Issuer, the other lenders party thereto and Citigroup Global Markets Inc. as Sole Arranger and Sole Bookrunner (Incorporated by reference to Exhibit 10.1 on Form 8-K filed by ClubCorp Club Holdings, Inc. on April 11, 2014)
11
Statement of Computation of Per Share Earnings (Incorporated by reference to Part II, Item 8: "Financial Statements" of the Annual Report on Form 10-K filed by ClubCorp Holdings, Inc. on March 21, 2014.)
12		Statement of Computation of Ratio of Earnings to Fixed Charges (Incorporated by reference to Exhibit 12 on Form 10-K filed by ClubCorp Club Holdings, Inc. on March 21, 2014)
21		Subsidiaries of the Registrant (Incorporated by reference to Exhibit 21 on Form 10-K filed by ClubCorp Club Holdings, Inc. on March 21, 2014)
23.1		Consent of Deloitte & Touche LLP
23.2		Consent of Brownstein Hyatt Farber Schreck, LLP (included in Exhibit 5.1)
24		Power of Attorney (included in the signature page to this Registration Statement)

*
To be filed by amendment.

†
Indicates management contract or compensatory plan or arrangement.